As confidentially submitted to the Securities and Exchange Commission on August 2, 2017.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Enforcement Video, LLC

to be converted as described herein to a corporation named

WatchGuard, Inc.

(Exact name of registrant as specified in its charter)

Texas	3663	11-13717781
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

415 Century Parkway

Allen, Texas 75013

(972) 423-9777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Vanman, Chief Executive Officer and Chairman

Stephen O. Coffman, President and Chief Operating Officer

Enforcement Video, LLC

415 Century Parkway

Allen, Texas 75013

(972) 423-9777

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory R. Samuel Rosebud Manning Nau Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000	Colin J. Diamond White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Enforcement Video, LLC, the registrant whose name appears on the cover of this registration statement, is a Texas limited liability company. Prior to the closing of this offering, Enforcement Video, LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to WatchGuard, Inc. Shares of common stock, par value $0.001 per share, of WatchGuard, Inc. are being offered by the prospectus that forms a part of this registration statement.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                , 2017

PROSPECTUS

             Shares

WatchGuard, Inc.

Common Stock

This is the initial public offering of shares of common stock of WatchGuard, Inc. We are offering              shares of our common stock and the selling stockholders identified in this prospectus are offering              shares. We will not receive any proceeds from the sale of shares by the selling stockholders. No public market currently exists for our common stock.

We intend to apply to have our common stock listed on the NASDAQ Global Select Market under the symbol “WGRD”.

We anticipate that the initial public offering price will be between $            and $            per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for purposes of this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

	Per share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The selling stockholders have granted the underwriters the option to purchase additional shares of common stock on the same terms and conditions set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                 , 2017.

Barclays	SunTrust Robinson Humphrey

Oppenheimer & Co.	Cowen	Imperial Capital

Prospectus dated                     , 2017

WATCH GUARD

CAPTURE

Integrated and Synchronized
In-Car and Body-Worn Cameras

MANAGE

Seamless Evidence Transfer

STORE

Flexible Storage Solutions

SHARE

WATCHGUARD CLOUD-SHARE

Secure Evidence Sharing

LAW ENFORCEMENT VIDEO

6,500
AGENCIES SERVED

30%
NET REVENUE GROWTH

12%
OPERATING INCOME MARGIN

Net revenue growth rate reported for the 12 months ended March 31, 2017 as compared to the 12 months ended March 31, 2016. Operating income margin reported for the 12 months ended March 31, 2017.

CAPTURE MANAGE INTERGRATED AND SYNCRONIZED IN-CAR AND BODY-WORN CAMERAS SEAMLESS EVIDENCE TRANSFER STORE SHARE FLEXIBLE STORAGE SOLUTION SECURE EVIDECNE SHARING

WATCH GUARD

WATCH GUARD

WATCH GUARD
PANORAMIC

POLICE
EXIT
POLICE

POLICE

WATCH GUARD
POLICE
PANORAMIC
POLICE

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters do not take responsibility for, and provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions about this offering and the distribution of this prospectus applicable to those jurisdictions.

i

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Certain statements in the following summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, references to the “Company,” “WatchGuard,” “we,” “us,” and “our” are to Enforcement Video, LLC and its consolidated subsidiaries for all periods prior to the Corporate Conversion discussed below and to WatchGuard, Inc. and its consolidated subsidiaries for all periods following the Corporate Conversion.

Overview

We are the leading provider of mobile video solutions for law enforcement. Our products include in-car video systems, body-worn cameras and evidence management software. Our high-performance video solutions capture an accurate and unbiased view of officer interactions with the public. Our solutions increase transparency and accountability, improve trust between law enforcement agencies and the communities they serve, reduce agency liability and advance the judicial process. We have supplied our products to approximately one-third of all law enforcement agencies in the United States and Canada, including five of the 15 largest law enforcement agencies.

Video evidence has become an increasingly integral part of effective law enforcement and the justice system. Such evidence can simplify and strengthen the legal process by reducing reliance on eyewitness testimony and bystander video, both of which are often incomplete and open to question. Bystander video is frequently recorded from a distance, captures only one vantage point and in many cases, provides a partial account of a longer, more complex sequence of events. The presence of a law enforcement video system helps ensure that the “whole picture” of an incident is available. In recent years, high profile incidents, such as those in Ferguson, Missouri, Baton Rouge, Louisiana, and Falcon Heights and Minneapolis, Minnesota, have further increased awareness and demand for video evidence solutions.

Our history of innovation positions us at the forefront of fulfilling the video evidence needs of modern law enforcement. Since 2005, we have pioneered purpose-built products that transform the way law enforcement captures, manages, stores and shares video evidence. As the innovation leader in the industry, we developed the first direct-to-DVD in-car video system, the first high definition in-car video system and Record-After-the-Fact®, the first technology that enables recovery of video evidence even if an officer fails to initiate recording. Our long track record of innovation led to the development of the first integrated and synchronized in-car and body-worn camera solution. Our latest generation of products include our 4RE® HD in-car cameras, VISTA® WiFi body-worn cameras, our Evidence Library™ evidence management platform and EvidenceLibrary.com™, our soon-to-be-released cloud-based platform delivered as Software-as-a-Service, or SaaS.

Historically, our primary target market has been federal, state and local law enforcement agencies in the United States and Canada. According to a 2016 U.S. Department of Justice agency report, law enforcement in the United States is made up of approximately 18,000 federal, state, county and local agencies. Based on studies published by the U.S. Bureau of Justice Statistics in 2008, such agencies are staffed by over 900,000 sworn officers. Since shipping our first in-car video product in 2005, we have sold over 80,000 in-car video systems. Recently, we have been increasingly focused on opportunities in the body-worn camera market. We launched our VISTA body-worn camera in 2015 and to date have sold over 26,000 VISTA cameras across North America. We believe that we have a significant opportunity to capture market share as more law enforcement agencies seek to improve service and transparency through the adoption of body-worn cameras.

For the years ended December 31, 2015 and 2016, our net revenues were $58.2 million and $77.1 million, respectively, representing year-over-year growth of 32.4%. This growth was supported by sales of 9,284 in-car video systems and 6,389 body-worn cameras in 2015 and 10,720 in-car video systems and 12,643 body-worn cameras in 2016, representing year-over-year growth of 15.5% for in-car video systems and 97.9% for body-worn cameras. Our net income for the years ended December 31, 2015 and 2016 was $8.3 million and $9.0 million, respectively, and our pro forma net income (after provision for income taxes) for the year ended December 31, 2016 was $6.4 million. Our adjusted EBITDA for the years ended December 31, 2015 and 2016 was $9.2 million and $10.7 million, respectively. Adjusted EBITDA is a non-GAAP financial measure. Net income is the most directly comparable measure calculated in accordance with U.S. GAAP. See “Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and a reconciliation of net income to adjusted EBITDA.

Our Solution

We provide a comprehensive video evidence management solution for law enforcement. Our best-in-class integrated hardware and software solutions serve our law enforcement customers’ end-to-end video evidence management needs, enabling them to easily and securely capture, manage, store and share high-quality video evidence.

•

Capture: Our integrated and synchronized platform enables our in-car and body-worn cameras to intelligently collaborate to simultaneously capture an incident from up to 14 vantage points, ensuring that the “whole picture” is available for review and analysis. When any camera in the system initiates a recording, the other cameras automatically sense the change in status and may begin recording based upon a configuration of pre-set evaluation criteria. Our rugged in-car and body-worn cameras are purpose-built with simple and intuitive controls and include ultra-wide dynamic range, high definition camera technology to produce superior image quality, as well as Record-After-the-Fact technology that continuously captures video in the background to ensure video of critical incidents will not be lost if an officer fails to activate recording while responding to an incident.

•

Manage: Our video evidence management solution allows video evidence to be transferred seamlessly from our devices to our video evidence management platform. Events can be categorized using agency-determined designations on the camera in the field or upon returning to the station on a computer installed with our evidence management software. Video evidence can later be easily searched, reviewed and shared. Our devices incorporate automatic features, including wireless uploading and event-linking, which reduce the administrative burden on officers and enhance the evidentiary production and review process. Our fully synchronized playback technology allows multiple, linked recordings of an incident to be reviewed simultaneously.

•

Store: Our storage solutions allow agencies the flexibility to store captured events on-premise, in the cloud, or both, reflecting our commitment to providing our customers with end-to-end solutions best suited to their particular needs. On average, only a small fraction of captured video evidence is ever requested for review, and such requests are usually made within the first 10 days following an event. Without a plan to actively manage video evidence, the vast majority of an agency’s inactive video evidence could be held on its most expensive storage devices. Our automated multi-tier storage capability within Evidence Library 4 Web intelligently migrates video evidence to the most efficient storage device based on cost, policy and use. The system matches video evidence retention requirements to the event category the officer has assigned to each recorded event. Using rules set by the agency, all events within a category migrate from one tier of storage to another before being purged or moved into long-term archival storage.

•

Share: Our CLOUD-SHARE™ solution enables customers to share evidence with attorneys or any other authorized third party in seconds in the cloud from Microsoft Azure Government Cloud data centers, which are compliant with the security requirements of the Criminal Justice Information Services

Division of the U.S. Federal Bureau of Investigation, or CJIS. CLOUD-SHARE can also generate time-expiring links to video recordings or case files. Freedom of Information Act, or FOIA, requests have become increasingly common and often require personally identifiable information to be redacted in order to mitigate potential privacy concerns. Our easy-to-use, high performing video and audio redaction software, REDACTIVE™, helps ensure proper and timely compliance with FOIA requests by utilizing sophisticated automated face detection technology to revolutionize a traditionally manual, time-consuming task.

Our Strengths

•

Our Integrated and Synchronized DVR-Based In-Car Video and Body-Worn Camera Solution. Our “ground-up” approach to product design and our commitment to investing in research and development enabled us to develop the first integrated and synchronized in-car video and body-worn camera system in the law enforcement market. Our system is equipped with numerous features that set us apart from our competitors, including Record-After-the-Fact technology, multiple-resolution recording and ultra-wide dynamic range camera technology.

•

Premium Brand Trusted by Law Enforcement. Our high-performance products are purpose-built to withstand the harsh realities of law enforcement in the field, which has helped establish our reputation as a market-leading, premium brand and serves as a competitive differentiator. Our products are trusted by some of the largest and most influential law enforcement agencies in the United States and Canada, including the California Highway Patrol, Detroit Police Department, Pennsylvania State Police, Royal Canadian Mounted Police and Texas Department of Public Safety.

•

Long-Standing Relationships with Significant Installed Base of In-Car Video Customers. We have deep and long-standing relationships with many of our customers, including an average of approximately eight years with our 10 largest. We have sold over 80,000 in-car video systems since we shipped our first product in 2005, and our long-term customers include five of the 15 largest law enforcement agencies in the United States and Canada. Our in-region, high-touch sales model offers us regular interaction with key decision-makers at our existing and prospective customers. These relationships are further enhanced by our 24-hour-a-day, seven-day-a-week customer support help desk.

•

Dedication to Innovation and Growing Our Intellectual Property Portfolio. We were the first to introduce numerous innovative solutions such as our direct-to-DVD in-car video system, high definition in-car video system and Record-After-the-Fact technology and currently hold 16 issued and 15 pending U.S. patents. Our custom design and development approach enables our engineers to create differentiated, innovative, high-performance and feature-rich products, which distinguishes us from many of our industry peers who rely upon basic reference designs supplied by major chip vendors.

•

Experienced Management Team and Strong Company Culture. Members of our management team have more than 12 years of industry experience on average, and bring deep and diverse skill sets that have contributed to our success to date. We believe our strong management team and purpose-driven culture are strategic differentiators when hiring and retaining talent.

Our Growth Strategies

•

Leverage Our Leading Position in the In-Car Video Market to Sell Our Body-Worn Cameras. We have sold our 4RE in-car video solution to approximately 4,000 law enforcement agencies. We believe that as our in-car customers adopt body-worn cameras, they will select us as their body-worn camera vendor due to the strength of our product offering and their preference for a single integrated system. We estimate the hardware revenue opportunity alone from cross-selling body-worn cameras to each of our existing 4RE customers to be approximately $190 million, exclusive of software, storage and hosting revenue.

•

Expand Our Leading Position in the United States and Canada In-Car Market. Our dedicated in-region, direct sales force maintains strong relationships with key decision-makers at our existing and prospective customers. Our sales force continuously focuses on high-touch, in-field and frequent marketing opportunities in order to showcase our solutions to law enforcement agencies. We also routinely host and participate in a variety of trade shows, leadership seminars, focus groups, workshops and other industry events. Our deep customer relationships provide us with significant insight into a breadth of potential sales opportunities, which we can leverage to expand our market share.

•

Continue to Introduce Innovative Solutions and Expand Our Product Capabilities. We are focused on continuous product innovation and leadership to stay at the forefront of our industry and we regularly deploy software updates to our customers to further enhance the capabilities of our products in the field. We have a strong pipeline of next-generation in-car and body-worn cameras under development and expect to begin deploying our fully hosted cloud-based SaaS evidence management solution, EvidenceLibrary.com, in the first quarter of 2018.

•

Expand into Additional International Markets. We plan to pursue expansion opportunities in international markets where the local culture and political environment support video capture as an evidentiary tool. We have realized initial success selling our video evidence management solutions to law enforcement agencies outside the United States and Canada, including the fourth largest police department in England and Wales and several agencies in Mexico. We have also begun localizing our products to be sold in additional foreign jurisdictions.

•

Expand Product Applications to Adjacent Markets. We believe that markets adjacent to the law enforcement industry, such as armored car transportation and correctional facilities, represent significant growth opportunities for our business. We have begun to sell our products to customers in these adjacent markets, including The Brink’s Company, which uses our body-worn cameras as part of its armored car security strategy, as well as certain state and local law enforcement agencies for use in their correctional facilities.

•

Opportunistically Pursue Strategic Acquisitions. We intend to selectively pursue acquisitions of complementary businesses, technologies, products and teams in order to add additional features and functionality to our existing product portfolio, expand our product offering and penetrate new markets.

Our Products

We design, manufacture and sell in-car video systems, body-worn cameras and evidence management software. Unlike nearly all of our competitors, we create custom electrical and firmware designs from the ground up rather than basing our products upon reference designs supplied by major chip vendors. Our custom approach provides a more flexible design that enables the development of differentiated, innovative, high-performance and feature-rich products.

In-Car Video System. Our 4RE HD in-car video system is an integrated, synchronized, multiple resolution, multiple camera, redundant drive system. First introduced in 2010, 4RE is the best-selling in-car video system in the law enforcement video industry. We offer three different 4RE HD cameras: the Zero Sight-Line™ camera which is positioned out of sight behind the rearview mirror, the HD Mini Zoom™ camera with a 12x optical zoom, and the Panoramic X2™ camera with an adjustable primary camera and a fixed panoramic camera. We also continue to offer our DV-1™ direct-to-DVD in-car video system, which we began shipping in 2005. The DV-1 system records evidence onto DVD-video discs, eliminating the need for server computers, transfer stations or IT support, and includes a front zoom-lens camera and an infrared cabin camera, both of which record in color. DV-1 is an ideal stand-alone solution that is easy to use and deploy by agencies of any size.

Body-Worn Camera. Our VISTA body-worn camera was released in 2015 to address the growing demand for body-worn cameras. Our VISTA camera is available in a standard and extended battery life capacity. In 2016, we released our VISTA WiFi body-worn camera, which is a key part of our integrated in-car and body-worn camera solution. VISTA WiFi recordings are automatically synchronized with 4RE recordings, enabling audio from outside of the vehicle to be played along with in-car video recordings and eliminating the need for officers to wear a separate wireless microphone.

Evidence Management Software. Our evidence management software applications are sold in support of our in-car video and body-worn camera solutions and are not offered independently. Evidence Library Express 3 and Evidence Library 4 Web allow agencies ranging in size from a single officer agency with limited information technology resources to a multi-location, large agency with a sizeable IT staff to match their organizational needs to our best-suited offering. In addition, in the fourth quarter of 2017, we plan to commence booking orders for EvidenceLibrary.com, with deployments to begin in the first quarter of 2018. EvidenceLibrary.com will provide agencies the choice of utilizing a fully hosted cloud-based system in addition to our current on-premise offerings.

Motorcycle Camera System. Our 4REm™ Motorcycle camera system integrates the industry-leading features of our 4RE in-car video system with a weatherproof, sunlight-readable display and camera designed to withstand the harsh environments experienced by law enforcement motorcycle fleets.

Interview Room Camera System. Our 4RE Interview Room camera system incorporates our trusted 4RE technology and Record-After-the-Fact technology to capture critical audio and video evidence.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section entitled “Risk Factors.” Some of these risks include the following:

•	Our future prospects would be materially adversely affected if we are unable to maintain customer loyalty and thereby grow our business with existing customers.

•	Our future prospects would be materially adversely affected if we are unable to increase our revenues through sales to new law enforcement customers.

•

Our industry is highly competitive, and our failure to compete effectively, including through innovation of our product offerings, could adversely affect our market share, financial condition and future growth.

•	Our business and financial results are dependent upon our continuing ability to design, introduce and sell new, innovative products or new, innovative product features successfully.

•	Due to our lengthy sales cycle, we may expend significant resources in anticipation of a sale and may receive no revenue in return, which could adversely affect our business and operating results.

•	Our interactions with government entities present unique challenges to maintaining our position in our industry.
•	A reduction in funding for law enforcement from the U.S. federal government may adversely impact purchases of our products.

•	Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and damage to our reputation.

•	We may lose our competitive advantage if we are unable to protect our intellectual property, or may incur substantial litigation costs to protect our intellectual property rights.

Corporate Conversion

We are currently a Texas limited liability company. Prior to the closing of this offering, we will convert into a Delaware corporation and change our name to WatchGuard, Inc. In conjunction with the conversion, all of our outstanding equity interests will be converted into shares of common stock. Members of WGV Associates, LLC, the entity that holds a profits interest in Enforcement Video, LLC, will receive an aggregate of              shares of our common stock. For more information, please see the section entitled “Corporate Conversion.”

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we are eligible to take advantage of exemptions from certain reporting requirements and may be relieved of other significant requirements that are otherwise generally applicable to other public companies that are not emerging growth companies, including but not limited to:

•	reduced disclosure obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in this prospectus;

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•	exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements in our periodic reports, proxy statements and registration statements.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in “total annual gross revenues” during our most recently completed fiscal year, if we are deemed to be a “large accelerated filer” or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of these reduced burdens. For example, we have taken advantage of the reduced reporting requirement with respect to disclosure regarding our executive compensation arrangements and expect to take advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. Additionally, we intend to take advantage of the extended transition period from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies. We can elect to opt out of the extended transition period at any time, although such election would be irrevocable. As a result, the information contained herein and, for so long as we are an emerging growth company, the information that we provide to our stockholders in the future may be different from the information provided by other public companies.

Corporate Information

We were founded in 2002 as WatchGuard, Inc., a Texas corporation, changed to Enforcement Video, LP, a Texas limited partnership, in 2004 and converted into Enforcement Video, LLC, a Texas limited liability company, in 2008. As discussed above, we will convert into a Delaware corporation prior to the closing of this offering, which is referred to herein as the Corporate Conversion. Our principal executive offices are located at 415 Century Parkway, Allen, Texas 75013 and our telephone number is (972) 423-9777. Our website is www.watchguardvideo.com. Information contained on our website or that can be accessed through our website will not be deemed to be incorporated by reference in, and is not considered part of, this prospectus.

“WatchGuard,” the WatchGuard logo and other trademarks or service marks of WatchGuard appearing in this prospectus are the property of WatchGuard. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares of common stock	The selling stockholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares of common stock.

Common stock to be outstanding after the offering	shares.

Use of proceeds	We estimate that the net proceeds from the sale of the common stock that we are offering will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for (i) the repayment of the outstanding balance under our revolving line of credit, or the TCB Revolving Facility, with Texas Capital Bank, National Association, or TCB, (ii) the repayment of the construction loan from TCB related to the construction of our new headquarters, or the TCB Construction Loan, (iii) financing ongoing construction, furnishings and equipment costs related to our new headquarters and (iv) general corporate purposes, including additions to working capital, capital expenditures and for potential future acquisitions. See “Use of Proceeds” on page 33 of this prospectus.

Dividend policy	We do not currently plan to pay dividends on our common stock following this offering. See “Dividend Policy” on page 34 of this prospectus.

Risk factors	See “Risk Factors” beginning on page 12 and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Directed share program	At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares offered hereby for our officers, directors, employees, clients, suppliers, vendors and friends and relatives of our employees. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the others offered hereby. Any participants will be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus. The directed share program will be arranged through .

Proposed NASDAQ symbol	“WGRD”

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon:

•

assumes the completion of our corporate conversion from a Texas limited liability company to a Delaware corporation and the issuance of             shares of our common stock to members of WGV Associates, LLC, which holds a profits interest in Enforcement Video, LLC, as described under “Corporate Conversion”;

•

does not reflect              shares of our common stock reserved for issuance under our equity incentive plans, of which              shares are issuable upon the exercise of options outstanding as of the date of this prospectus at a weighted-average exercise price of $             per share;

•	assumes an initial public offering price of $ per share of common stock, which is the midpoint of the price range on the cover of this prospectus; and

•	assumes no exercise of the underwriters’ option to purchase additional shares of common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. Historical results are not necessarily indicative of results for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. You should read the following data together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

We have derived the summary consolidated statements of income data for the years ended December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of income data for the three months ended March 31, 2016 and 2017 and the summary consolidated balance sheet data as of March 31, 2017 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016		2016	2017
	(in thousands)
Consolidated statements of income data:
Net revenues	$58,217		$77,056	$17,864		$22,643
Cost of goods sold and services provided	24,826		33,664	8,173		9,840

Gross profit	33,391		43,392	9,691		12,803

Operating expenses:
Research and development	8,034		10,580	2,575		2,837
Sales and marketing	8,184		12,273	2,771		3,909
General and administrative	8,606		11,297	2,402		3,134

Total operating expenses	24,824		34,150	7,748		9,880

Operating income	8,567		9,242	1,943		2,923

Interest (expense) income, net	(280)		(240)	(56)		1

Net income	$8,287		$9,002	$1,887		$2,924

Pro forma information (unaudited):(1)
Net income before pro forma provision for income taxes			$9,002			$2,924
Pro forma provision for income taxes			$2,554			$836

Pro forma net income			$6,448			$2,088

Pro forma net income per share:
Basic		$			$
Diluted		$			$

Pro forma weighted average shares outstanding:
Basic
Diluted

	As of December 31,		As of March 31,
	2015	2016	2017
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$2,934	$1,352	$2,511
Working capital(2)	$10,011	$14,047	$10,686
Total assets	$22,309	$29,535	$35,300
Total indebtedness(3)	$4,265	$—	$4,000
Total members’ equity	$4,060	$8,589	$9,116

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
Supplemental Financial and Operating Data:
Adjusted EBITDA (in thousands)(4)	$9,162	$10,738	$2,094	$3,327
Net unit shipments(5)
In-car	9,284	10,720	2,670	2,885
Body-worn	6,389	12,643	2,292	4,536

(1)	Unaudited pro forma provision for income taxes, net income and per share information gives effect to the Corporate Conversion. In conjunction with the conversion, all of our outstanding equity interests will be converted into shares of common stock. Members of WGV Associates, LLC, the entity that holds a profits interest in Enforcement Video, LLC, will receive an aggregate of shares of our common stock.
(2)	Working capital is defined as total current assets minus total current liabilities.
(3)	Indebtedness consists of borrowings outstanding under notes payable as of December 31, 2015 and borrowings outstanding under a revolving line of credit as of March 31, 2017.
(4)	See “—Non-GAAP Financial Measures” for how we define and calculate adjusted EBITDA, a reconciliation of this non-GAAP financial measure to the most directly comparable U.S. GAAP measure, and a discussion about the limitations of this non-GAAP financial measure.
(5)	Net unit shipments reflects the number of in-car video or body-worn camera systems shipped in a particular period, less actual returns. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.”

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we define as net income, plus interest (income) expense, net, depreciation and amortization, stock-based compensation expense, certain transaction expenses that are not core to our business and legal expenses related to recent patent litigation. The following table reconciles net income, our most directly comparable U.S. GAAP measure, to adjusted EBITDA for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(in thousands)
Reconciliation of net income to adjusted EBITDA:
Net income	$8,287	$9,002	$1,887	$2,924
Interest (income) expense, net	280	240	56	(1)
Depreciation and amortization	492	567	120	140
Stock-based compensation expense	39	—	—	—
Transaction expenses(1)	64	—	—	—
Patent litigation expenses(2)	—	929	31	264

Adjusted EBITDA	$9,162	$10,738	$2,094	$3,327

(1)	Reflects expenses incurred in connection with a contemplated private investment in the Company.
(2)	Reflects expenses related to two patent lawsuits. In one such lawsuit, a jury recently ruled in our favor on all counts. The other lawsuit is ongoing. For additional information, see the section entitled “Business—Legal Proceedings.”

We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. We believe this metric is useful to investors because it facilitates comparisons of our core business operations across periods on a consistent basis, as well as comparisons with the results of peer companies, many of which use similar non-GAAP financial measures to supplement results under U.S. GAAP. In addition, adjusted EBITDA is a measure that provides useful information to management about the amount of cash available for reinvestment in our business and other purposes. Management believes that adjusted EBITDA, when viewed in combination with our results prepared in accordance with U.S. GAAP, provides a more complete understanding of the factors and trends affecting our business and performance. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net income recognized in accordance with U.S. GAAP.

We understand that although adjusted EBITDA is frequently used by analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

•

although depreciation and amortization is a non-cash charge, the assets being depreciated or amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements.

Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure. You should consider adjusted EBITDA along with other financial performance measures, including net income, net cash provided by operating activities, and our financial results presented in accordance with U.S. GAAP.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before making a decision to invest in our common stock. Our business, operating results or financial condition could be adversely affected by any of these risks, as well as other risks not currently known to us. Because of the following factors, as well as other variables affecting our operating results, our past financial performance may not be a reliable indicator of our future performance and historical trends should not be used to anticipate our results or trends in future periods. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our common stock, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business and Industry

Our future prospects would be materially adversely affected if we are unable to maintain customer loyalty and thereby grow our business with existing customers.

Our future growth depends to a significant extent on maintaining and strengthening our relationships with our existing law enforcement customers in order to drive repeat purchases. We are especially focused on expanding our body-worn camera sales with our current in-car video customers as part of our integrated solution and anticipate such sales will be a significant driver of our future growth. Our existing customers are under no obligation to continue to purchase our products and could stop purchasing our products at any time and for a number of reasons, some of which are beyond our control. For example, customer loyalty could be adversely impacted by:

•	real or perceived technology or reliability issues with our products or the quality of our product support;

•	changes in local law enforcement leadership and/or decision-makers (including as the direct or indirect result of elections);

•	changes in fiscal or contracting policies;

•	the availability of lower priced alternative products;

•	privacy concerns of the public as well as law enforcement officers;

•	changing customer trends; or

•	negative publicity.

In addition, many of our customers have restricted budgets, such that we are forced to compete with programs or solutions that offer an alternative use of the same funds. If a law enforcement agency is dissatisfied with the quality of our products, or if our products fail to meet performance standards under our contracts, such agency might seek to reduce the number of products that it intends to deploy or prematurely terminate its contract with us, or we could incur additional costs that may impair the profitability of a contract and damage our ability to obtain additional work from that customer or other current or prospective customers. Erosion of customer loyalty and the resulting decreased sales to existing customers would have an adverse effect on our business and operating results. Furthermore, the loss of one or more of our more significant customers could have a pronounced adverse impact on our business. Any reductions, delays or cancellation of contracts with any of our significant customers or the loss of one or more significant customers could materially reduce our revenue and operating income.

Our future prospects would also be materially adversely affected if we are unable to increase our revenues through sales to new law enforcement customers.

We believe that the success and growth of our business also depends on our ability to sell our in-car video and body-worn camera solutions to new customers. Our ability to further penetrate the markets for our in-car video and body-worn camera solutions depends on several factors, including maintaining a strong reputation generally among law enforcement agencies; increasing awareness about the advantages of our solutions, particularly as compared to our competitors; and the effectiveness of our marketing programs. Our ability to successfully sell our products to new customers is subject to the same factors that impact sales to existing customers, as well as additional challenges such as lack of familiarity with our company and products and the time and expense of training officers and agency staff to utilize our solutions effectively.

Any new market into which we attempt to sell our solutions may not be receptive. Our ability to penetrate new markets will depend on the quality of our solutions, the continued acceptance of our solutions by law enforcement, the perceived value of our solutions and our ability to design our solutions to meet the demands of our local customers and users. Developing new technologies to compete in a specific market may not be financially viable, resulting in our inability to compete in that market. If we are unsuccessful in developing and marketing our solutions into new markets, new markets for our solutions might not develop or might develop more slowly than we expect, either of which would harm our revenues and growth prospects. Our failure to maintain or increase the amount of revenues derived from new customers could have a material adverse effect on our business, operating results and financial condition.

Our industry is highly competitive, and our failure to compete effectively, including through innovation of our product offerings, could adversely affect our market share, financial condition and future growth.

The markets for both in-car video and body-worn camera solutions are highly competitive and continuously evolving with technological advancements. We are currently the leading provider of in-car video solutions and rely on this leadership position as part of our strategy to grow sales of our body-worn cameras. We expect that our ability to increase sales in the body-worn camera market will largely depend on the integration of our product offerings, allowing us to grow our body-worn camera business with our current in-car video customers.

Key competitive factors in these markets include product performance, features, size, quality, reputation, service responsiveness, customer relationships and price or cost of ownership. The importance of these factors to a particular law enforcement agency depends on the agency’s size, leadership, needs and budget. Very small agencies tend to be more sensitive to price and lifetime cost of ownership than suburban and urban agencies or state patrols. New and existing companies may enter the markets in which we currently operate, and we may not be able to continue to compete effectively within those markets.

Our competitors range from small companies to large, well-established international companies with multiple product offerings. Certain of our competitors have significant advantages over us, including greater financial, marketing and manufacturing resources, more extensive distribution channels and larger customer bases. Our primary competitors in the in-car video market include L3 Mobile-Vision, Inc., or L3, Panasonic Corporation of North America, or Panasonic, Coban Technologies, Inc., or Coban, and Digital Ally, Inc., or Digital Ally. If a competitor introduces a high-quality in-car video solution at a lower price, our competitive position in the in-car video market could suffer. Our competitors in the body-worn camera market could enter the in-car video market by leveraging their relationships with law enforcement agencies from other products, such as microphones or uniforms. We do not currently hold the leading market position in the body-worn camera market, and we compete with more established and well-known competitors. Our primary competitors in the body-worn camera market include Axon Enterprise, Inc. (formerly TASER International, Inc.), or Axon, VIEVU, Panasonic, Reveal Media, L3, Digital Ally and Motorola Solutions, Inc., or Motorola.

Some of these competitors may be able to:

•	adapt more rapidly to new or emerging technologies and changes in customer requirements;

•	develop superior products or services, gain greater market acceptance and expand their product offerings more efficiently or rapidly;

•	develop intellectual property rights, such as patents, that may limit our ability to include certain features in our products;

•	bundle products and services that we may not offer or in a manner that provides our competitors with a price advantage;

•	devote greater resources to the research and development of their products and services;

•	more readily take advantage of acquisitions and other opportunities for expansion;

•	maintain a lower cost basis;

•	engage in more effective lobbying efforts to communicate with elected or appointed officials to benefit their programs and solutions; and

•	adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their products and services.

If we are unable to compete effectively in the in-car video and body-worn camera markets, our business, operating results or financial condition could be adversely affected.

Our business and financial results are dependent upon our continuing ability to design, introduce and sell new, innovative products or new, innovative product features successfully.

Our future success depends on our ability to promote and demonstrate the utility of our solutions as reliable and important tools for law enforcement and adjacent markets, as well as our continuing ability to develop new, innovative products or new, innovative product features that differentiate our products and achieve market acceptance in a timely and cost-effective manner. We expect several of our upcoming new products and new product features to be critical to our future success.

The development of new products and new product features is complex, time-consuming and expensive, requiring high levels of innovation and investment, as well as the accurate anticipation of technology and market trends. The ability to continue innovating is not certain or predictable. New products and enhancements to existing products can require long development and testing periods, and we may experience delays in completing development and introducing new products or technologies in the future. In addition, our increasing focus on our software also presents new and complex development issues. We may focus our resources on technologies that do not become widely accepted or are not commercially viable or involve compliance obligations with additional areas of regulatory requirements. Our ability to meet customer expectations will depend on a wide range of factors, including:

•	our ability to continue to offer high-quality, innovative in-car video and body-worn camera solutions;

•	the perceived value and quality of our solutions;

•	our ability to successfully communicate the unique value proposition of our solutions;

•	our ability to provide high-quality customer support; and

•	litigation- or regulation-related developments.

Any significant delays in new product or product feature releases or significant problems in creating new products or features could adversely affect our revenues. For example, the delay in deploying our VISTA WiFi body-worn camera adversely affected our 2016 revenues. If we fail to develop new, innovative products or new, innovative product features on a timely basis, or our new products or product features fail to achieve market acceptance, our business, financial results and competitive position could be adversely affected.

Due to our lengthy sales cycle, we may expend significant resources in anticipation of a sale and may receive no revenue in return, which could adversely affect our business and operating results.

The sales cycle for our products and services from initial sales activity with a potential customer to contract execution and shipment of products can be long and varies by customer, typically ranging from three to 18 months for our in-car video solution and from three to 12 months for our body-worn camera solution. Our sales process involves a significant amount of upfront investment, including educating prospective customers and existing customers about the use, technical capabilities and benefits of our solutions. Law enforcement agencies generally consider a wide range of issues before committing to purchase our products, including product benefits, training costs, the cost to use our products in addition to, or in place of, other products, budget constraints and product reliability, safety and efficacy. Some agencies undertake pilot test programs for our products and services that can range from two to six months in length. These pilot test programs may result in extended sales cycles and additional upfront sales costs as the agency evaluates our products and services. Further, events affecting our customers’ budgets or objectives may occur during the sales cycle that could negatively impact the size or timing of a purchase after we have invested substantial time, effort and resources into a potential sale, contributing to unpredictability in the growth of our business, especially with respect to large prospective customers. If these prospective customers ultimately do not purchase our products, we will have expended significant resources and received no revenue in return.

As we continue to expand into new territories and adjacent markets and add additional products and services, it is possible that in the future we may experience even longer sales cycles, more complex customer requirements, higher upfront sales costs and less predictability in completing some of our sales. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, our operating results may be materially adversely affected.

Our interactions with government entities present unique challenges to maintaining our position in our industry.

Substantially all of our revenues to date have been derived from sales to federal, state, county and local law enforcement agencies in the United States and Canada. The procurement process for government entities can be more challenging than contracting in the private sector and has in the past and may in the future impose added costs on our business or prolong or complicate our sales efforts. We are often subject to decreases or changes in available funding, including budgetary allocations, government grants and other government funding programs. Further, changes in the political landscape or required procurement procedures that affect our target customers could be introduced prior to the completion of our sales cycle, making it more difficult or costly to finalize a contract with a new customer or expand or renew an existing customer relationship. For example, customers may require a competitive bidding process with extended response deadlines, review or appeal periods, or customer attention may be diverted to other government matters, postponing the consideration of the purchase of our products. Such delays could harm our ability to provide our solutions efficiently and to grow or maintain our customer base. In addition, the majority of our government contracts include the right for government agencies to delay, curtail, renegotiate or terminate contracts and subcontracts at their convenience any time prior to their completion. Any decision by a government customer to exercise any of these rights in our contracts may result in a decline in our profits and revenues.

A reduction in funding for law enforcement from the U.S. federal government may adversely impact purchases of our products.

All of our customers in the United States rely to some extent on funds from the U.S. federal government in order to purchase and pay for our solutions. In 2015, President Barack Obama’s administration announced a three-year investment to prompt the deployment of body-worn cameras for law enforcement agencies in an effort to provide more transparency and accountability to citizens. The initiative, named the Body-Worn Camera Program, included investments totaling over $41 million during 2015 and 2016 to purchase 38,120 body-worn cameras for police officers throughout the United States, training for law enforcement and additional resources for law enforcement agencies. The proposed Safer Officers and Safer Citizens Act, or the SOSC Act, would provide additional funding for the Body-Worn Camera Program through 2022. Similar to the Body-Worn Camera Program, the SOSC Act, if passed, will authorize a new grant at the U.S. Department of Justice providing approximately $100 million in annual funding. Any reduction in federal funding for local law enforcement efforts could result in our customers having less access to funds required to pay for our products. If federal funding is reduced or eliminated and our customers cannot find alternative sources of funding to purchase our solutions, our business will be harmed.

Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and damage to our reputation.

Our products are inherently complex and may in the future contain, or develop, undetected defects or errors that are subsequently discovered at any point in the life of the product. Our products may contain software errors, hardware defects or security vulnerabilities. Some software errors or defects in the hardware components of our products may only be discovered after a product has been installed and used by customers, which could increase our support costs, reduce our margins and harm our reputation among our customers. Many of our contracts with our current customers contain provisions stating that we will indemnify the customer against any claims arising in connection with our performance, products and services under the contract. Any defects in the reliability or functionality of our products, as well as any interruptions in the availability of our products, could result in the following, each of which could have a material adverse effect on our profitability and financial condition:

•	loss or delayed market acceptance and sales of our products;

•	termination of service agreements or loss of customers;

•	credits or refunds to customers;

•	increased warranty costs;

•	breach of contract, breach of warranty or indemnification claims against us, which may result in litigation;

•	diversion of development and service resources; and

•	injury to our reputation.

Negative publicity, whether or not justified, relating to defects in our products may tarnish our reputation. Damage to our reputation may reduce demand for our products and would likely have a material adverse effect on our business, operating results and financial condition. Any attempts to rebuild our reputation may be costly and time-consuming, and such efforts may not ultimately be successful. In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products.

Further, because certain law enforcement agency policies do not allow use of a vehicle if the in-car video system is out of order, product defects or malfunctions could have a substantially greater impact on certain customers. The costs incurred in correcting such product defects may be substantial and could adversely affect our business, operating results or financial condition.

The use of lithium polymer batteries in our products comes with various risks, any of which could have a severe negative impact on our business.

We use lithium polymer batteries to power our body-worn cameras. While all batteries have certain inherent risks, lithium polymer-based storage cells may cause an explosion or fire if overcharged, short-circuited or damaged in a collision. Any injury resulting from an explosion or fire that is linked to our products could result in substantial liability and negative publicity about our products, which would adversely affect our brand and harm our business, prospects, financial condition and operating results. Also, negative public perceptions regarding the suitability of lithium polymer batteries or any future incident involving lithium polymer batteries, even if such incident does not involve our products, could seriously harm our business.

Our products collect critical and sensitive data for our customers and are highly technical in nature. If customer data is breached, lost or corrupted, we could have product liability exposure and our reputation and business could be harmed.

Our products are involved in storing and replicating critical video and audio data for our customers, which is a highly technical and complex process. The release of EvidenceLibrary.com will require more significant involvement in the collection, storage and transmission of our customers’ critical data. As a result, we may be targeted in cyber-attacks, including computer viruses, worms, ransomware, phishing attacks, DDOS attacks, other malicious software programs and other information security breaches, which could result in the unauthorized access, collection, release, monitoring, misuse, loss or destruction of our customers’ data or otherwise disrupt our customers’ operations. If cybercriminals are able to circumvent our security measures, or if we are unable to detect an intrusion into, attack against, or misuse of our systems and mitigate such activities in a reasonable amount of time, our customers’ critical data may be compromised.

Although we have security measures in place to protect customer data and prevent data loss and security breaches, these measures could be breached as a result of third-party action, employee error, malfeasance or otherwise. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently, we may not be able to anticipate these techniques and implement adequate preventative or protective measures. Any actual or perceived breach of our security could damage our reputation, cause existing customers to discontinue the use of our solution, prevent us from attracting new customers or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, which could adversely affect our business, operating results or financial condition.

There are also risks associated with the performance of our products because our end users employ our storage technologies for the storage and backup of important data and to satisfy regulatory requirements. If any data is breached, lost or corrupted in connection with the use of our products, our reputation could be seriously harmed, and market acceptance of our products could suffer. Although we maintain errors and omissions insurance that covers certain claims related to our technology, our insurance may not cover all potential claims related to our technology or may not be adequate to indemnify us for any liability that may be imposed. Any imposition of liability or accrual of litigation costs that is not covered by insurance or is in excess of our insurance coverage could harm our business.

Our growth strategy could suffer if we are not successful in expanding into other markets.

To date, we have marketed our products primarily to federal, state, county and local law enforcement agencies. Although we have limited customers in adjacent public safety markets, such as fire and emergency medical services, as well as non-adjacent markets such as private security and armored transportation, we have not actively pursued adjacent markets. Nonetheless, we may explore other markets in the future, as several of our strengths and specialties apply outside of the law enforcement industry. Although many other markets share several characteristics with the law enforcement industry, they may differ in important respects, and we may not be successful in adapting our solutions to markets or service lines in which we have little or no prior experience. We may incur higher operating costs and experience delays in our ability to consistently reach expected revenue and profit levels in adjacent markets, which could affect our overall profitability. In addition, other markets may have different referral sources, customer preferences and competitive conditions. As a result, we may not be successful in diversifying the customers we serve, and we may fail to capture market share in other markets. If any steps taken to expand our existing business into other markets are unsuccessful, we may not be able to achieve our growth strategy, and our business, financial condition or results of operations could be adversely affected.

We are dependent on third-party manufacturers and suppliers.

We purchase substantially all of the components for our products from a limited number of manufacturers and suppliers, which are located both in and outside the United States. We rely on one contract manufacturer to assemble our printed circuit board assemblies, or PCBAs, which accounted for over 40% of our materials expenditures in both the years ended December 31, 2015 and 2016. We believe this contract manufacturer would be able to move assembly to one of two international facilities if it was unable to use the U.S. facility in which it currently assembles our PCBAs, although we do not have an agreement requiring them to do so. Many of the other components in our products are customized, including injection molded plastic and rubber over-molded casings, custom cable assemblies and custom metal assemblies, the lens mounting and the battery package. We do not have a long-term supply agreement with our contract manufacturer or our suppliers, and we order components from them on a purchase order basis.

We seek to maintain sufficient “buffer stocks” of each critical component in an amount sufficient to cover the time required to identify and qualify an alternate supplier. However, our estimates of the amount of inventory required or the time necessary to identify and qualify an alternate supplier may be incorrect. We may also be unable to transfer to an alternate supplier with the ease that we originally expected. Use of a different supplier could cause production interruptions ranging from negligible, such as a few weeks, to very costly, such as four months to a year. We regularly check on the end-of-life status of parts to make sure that we will know well in advance of any decisions by all vendors to discontinue parts. We may experience delays, additional expenses and lost sales if we are required to locate and qualify alternative manufacturers and suppliers.

Certain suppliers are reducing the expected life of components for some of our products. These reductions could result in the need for more frequent product redesigns and increased engineering costs. The longer life cycle of certain products may impact our ability to continue to manufacture our earlier generation products, forcing us to cease offering certain products if we cannot obtain replacement components. In addition, we may be unable to meet our repair obligations to our customers. We rely on our suppliers to deliver high quality components for use in our products, and we have limited or no control over their product development and production processes. We could have difficulties fulfilling orders and our sales and profits could decline if (i) such third parties lack sufficient quality control or fail to deliver quality components on time and at reasonable prices, or deliver components that do not meet regulatory or industry standards or requirements or (ii) there are significant changes in the financial or business condition of such third parties. The failure of any of our manufacturers or suppliers to deliver products to us in a timely manner, in sufficient quantities and with the requisite quality could have a material adverse impact on our business, operations and financial condition.

We rely on channel partners for a portion of our net revenues. If we fail to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell and distribute our solution could be limited, and our business, financial position and results of operations could be harmed.

In addition to our direct sales force, we rely on our channel partners for a portion of our net revenues, particularly in Europe. In 2016, we invoiced approximately 16% of our sales through channel partners and we expect that channel partners will help facilitate a significant portion of our sales for the foreseeable future. Our agreements with channel partners are generally non-exclusive, meaning our partners may offer customers products from other companies, including products that compete with our solution. Our channel partners can sometimes act as a billing entity. If our channel partners cease or deemphasize the marketing of our solution with limited or no notice, our business, financial position and results of operations could be adversely affected. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solution to customers or violates laws or our corporate policies. If we are unable to maintain our relationships with our current channel partners or otherwise develop and expand our indirect sales channel, or if our channel partners fail to perform, our business, financial position and results of operations could be adversely affected.

Changes in civil forfeiture laws may affect our customers’ ability to purchase our products.

Many of our customers use funds seized through civil forfeiture proceedings to fund the purchase of our products. State civil forfeiture statutes permit state governments to seize property with limited judicial oversight, often based on a preponderance of the evidence that the property was connected to criminal activity even if the owner of the property is not subject to criminal charges. A one-justice Supreme Court opinion in March 2017 sharply criticized civil forfeiture as possibly violating the due process clause of the U.S. Constitution, although the Court in that instance declined to hear the case on procedural grounds. An adverse Supreme Court decision or changes in state legislation could impact our customers’ ability to seize funds or use seized funds to fund purchases. Changes in civil forfeiture statutes or regulations are outside of our control and could limit the amount of funds available to our customers, which could adversely affect the sale of our products.

If we fail to manage the growth of our business effectively, our operating results and business prospects would suffer.

Our business has grown significantly since inception. Historically, the growth of our industry has been difficult for experts to predict, especially with respect to the adoption of body-worn cameras in the United States. As the usage of our solution grows, we will need to predict the growth of our industry more effectively and continue to make investments to develop and implement new or updated solutions, technologies and security features following the release of EvidenceLibrary.com. In addition, we will need to appropriately scale our internal business systems and expand our sales and customer service organizations by hiring and training new employees to serve our growing customer base, while maintaining the quality of our products and brand image. Any failure of, or delay in, these efforts could impair the performance of our solutions and reduce customer satisfaction.

Further, our growth could increase quickly and place a strain on our managerial, operational, financial and other resources, and our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully, we will need to continue to meet our production schedules, as well as invest in sales and marketing, research and development, and general and administrative functions and other areas. We are likely to recognize the costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our operating results.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or upgrades to our existing solutions, satisfy customer requirements, maintain the quality and security of our solutions or execute on our business plan, any of which could have a material adverse effect on our business, operating results and financial condition.

Our future growth prospects may be harmed if we are unable to sell our solutions into new international markets.

Part of our growth strategy depends on our ability to increase sales and add new customers of our in-car video and body-worn camera solutions in markets outside of the United States and Canada, including through expansion in Mexico and Western Europe. Any new market into which we attempt to sell our solutions may not be receptive. Our ability to penetrate new markets will depend on the quality of our solutions, the continued acceptance of our solutions by law enforcement, the perceived value of our solutions and our ability to accommodate different policing practices among various cultures and design our solutions to meet the language and other demands of our local customers and users. If we are unsuccessful in developing and marketing our solutions into new markets, new markets for our solutions might not develop or might develop more slowly than we expect, either of which would harm our revenues and growth prospects.

We are dependent on the continued service of our key executives and, if we fail to retain such key executives, our business could be adversely affected.

We believe that our success depends in part on the continued services of our senior management team, consisting of Robert Vanman, Stephen O. Coffman and David Russell Walker. Our business could be adversely affected if we fail to retain these key executives. Although the employment arrangements with each of our key executives contain non-competition restrictions, our business could nonetheless be adversely affected if a key executive leaves and attempts to compete with us. Furthermore, we may be unable to enforce non-compete provisions. In addition, we have not purchased key person life insurance policies covering any members of our senior management team other than Robert Vanman, and the policy covering Mr. Vanman may be insufficient to compensate us and our stockholders fully for any loss of his services.

If we are unable to attract, integrate and retain qualified personnel, including engineers and sales personnel, our ability to develop new products and increase our revenue and profitability could be adversely affected.

Because our future success depends on our ability to continue to enhance existing products and introduce new products, we are heavily dependent on our ability to attract and retain an employee workforce that is knowledgeable in all areas necessary for our operations, including advanced engineering and technical expertise. We face intense competition for qualified technical personnel in the Dallas market from numerous other companies, many of whom have greater financial and other resources than we do, which may be appealing to high-quality candidates. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical and operational requirements, on a timely basis or at all, our business could be adversely affected.

We primarily sell our products through our direct sales force. Our ability to add customers and to achieve revenue growth in the future will depend upon our ability to grow and develop our direct sales force and on their ability to productively sell our solutions. Identifying and recruiting qualified personnel and training them in the use of our products require significant time, expense and attention. The amount of time it takes for our sales representatives to be fully trained and to become productive varies widely. In addition, if we hire sales representatives from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations, resulting in a diversion of our time and resources.

Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain key employees. Many of our senior management personnel and other key employees have become, or will become, vested in a substantial amount of equity compensation awards. Employees may be more likely to leave us if the equity they own has significantly appreciated in value. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition could be adversely affected.

To the extent demand for our products increases, our future success depends on our ability to increase manufacturing production capacity.

To the extent demand for our products increases significantly in future periods, one of our key challenges will be to increase our production capacity to meet sales demand while maintaining product quality. We may be required to introduce additional shifts and/or hire and train additional production staff, which would result in increased costs. Further, there could be a delay in the completion of our new facility. Our inability to meet any future increase in sales demand or effectively manage our expansion could have a material adverse effect on our revenues, financial results and financial condition.

We are, and may in the future be, subject to intellectual property infringement claims, which could cause us to incur litigation costs and divert management attention from our business.

We are, and may in the future be, subject to litigation with parties that claim, among other matters, that we infringed their patents or other intellectual property rights. For example, on May 27, 2016, Digital Ally filed a complaint against us in the U.S. District Court for the District of Kansas alleging that our 4RE and VISTA WiFi products infringe on U.S. Patent No. 8,781,292, or the ‘292 Patent, entitled “Computer Program, Method, and System for Managing Multiple Data Recording Devices,” U.S. Patent No. 9,253,452, or the ‘452 Patent, entitled “Computer Program, Method, and System for Managing Multiple Data Recording Devices,” and U.S. Patent No. 9,325,950, or the ‘950 Patent, entitled “Vehicle-Mounted Video System and Distributed Processing.” Digital Ally is seeking a permanent injunction, damages and lost profits. We intend to vigorously defend ourselves in this matter and believe we have meritorious defenses against these claims. However, litigation is inherently uncertain and any intellectual property infringement claims against us, with or without merit, could be costly and time-consuming to defend and divert our management’s attention from our business.

Given the complex nature of our products and the non-public nature of certain intellectual property rights, such as unpublished patent applications, we cannot identify all potential intellectual property rights that may be asserted against our products. Our use of conventional technology searching and brand clearance searching may not identify all potential rights holders. In addition, we generally indemnify our customers against claims that our products infringe the intellectual property rights of third parties. If our products were found to infringe a third party’s proprietary rights, we could be forced to enter into costly royalty or licensing agreements in order to be able to sell our products or discontinue use of the protected technology. Such royalty and licensing agreements may not be available on terms acceptable to us or at all.

We may lose our competitive advantage if we are unable to protect our intellectual property, or may incur substantial litigation costs to protect our intellectual property rights.

Our future success depends upon our ability to continue to innovate and protect our proprietary technology. We rely primarily on patents and patent applications directed to certain features of our products and to a lesser extent on trademarks, copyrights and trade secret protection. Our protective measures may prove inadequate to protect our proprietary rights and market advantage. The scope of any patent to which we have or may obtain rights to may not prevent others from developing and selling competing products. The validity and breadth of claims covered in technology patents involve complex legal and factual questions, and the resolution of such claims may be highly uncertain, lengthy and expensive. The process of seeking patent protection can be lengthy and expensive. We cannot assure you that any patent will issue from our currently pending patent applications in a manner that gives us the protection that we seek, if at all, or that any current or future patents issued to us will not be challenged, invalidated or circumvented. In addition, our patents may be held invalid or unenforceable upon challenge, or others may claim rights in or ownership of our patents. The right to stop others from misusing our trademarks and service marks in commerce depends, to some extent, on our ability to show evidence of enforcement of our rights against such misuse in commerce. Our efforts to stop improper use, if insufficient, may lead to loss of trademark and service mark rights, brand loyalty and notoriety among our customers and prospective customers. The defense and prosecution of patent and other intellectual property claims are both costly and time consuming and could result in a material adverse effect on our business and financial position.

We have limited foreign intellectual property rights and may be unable to adequately protect our intellectual property rights outside of the United States.

To date, we have not filed patent applications in any jurisdiction outside of the United States. Further, since we have not to date pursued patent protection outside the United States and our products have been sold and our patents and applications published, patent protection may not be available to us outside the United States for features embodied in our existing products and patents or patent applications. To the extent that we expand internationally in the future, we may need to obtain legal protection for our intellectual property rights, including by filing patent applications in various jurisdictions, which will cause us to incur substantial costs. Nonetheless, effective intellectual property protection may not be available or may be limited in foreign countries. Our failure to possess, obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

Our products may be found to contain software that infringes the intellectual property rights of others or be found to contain open source software, which may create liability for us or otherwise harm our business

Our increasing focus on our evidence management software could present risks related to our use of licensed third-party software and open-source software. Complex software products like ours incorporate third-party licensed software and open source software code. To the extent that any claim arises as a result of third-party software we have licensed for use for our products, we may be unable to recover from the appropriate third party any expenses or other liabilities that we incur.

The use of open source software code is typically subject to varying forms of software licenses, called “copyleft” or open source licenses. These types of licenses may require that any person who creates a software product that redistributes or modifies open source software that was subject to an open source license must also make their own software product subject to the same open source license. This can lead to a requirement that the newly created software product be provided free of charge or be made available or distributed in source code form. We have not performed or commissioned a review or audit of any software or firmware used in our products or soon to be released products to determine whether our offerings incorporate or will incorporate any open source software or for compliance with existing software licenses. Our software could be found to contain this type of open source software. Moreover, we cannot assure you that any processes for controlling our use of open source software in our products will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer our products, to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results, and financial condition. Responding to any claim, regardless of its validity, that our products use third-party or open source software in a way that is either not licensed or requires making our source code available could harm our business, operating results and financial condition by, among other things, resulting in costly and time-consuming litigation, diverting management’s time and attention from developing our business, requiring us to pay monetary damages, re-designing our products, or entering into a license that may or may not be available on commercially reasonable terms.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title, non-infringement or controls on origin of the software. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business.

Concerns regarding privacy and government-sponsored surveillance may deter customers from purchasing our products.

Private citizens have become increasingly sensitive to real or perceived government or third-party surveillance and may have concerns regarding the effects of our products on privacy. Perceived privacy concerns may result in negative media coverage and efforts by private citizens to persuade law enforcement agencies not to purchase our solutions. Furthermore, law enforcement agencies in certain countries may resist greater transparency regarding interactions with the public. If customers choose not to purchase our solutions due to privacy concerns, then the market for our solutions may develop more slowly than we expect, or it may not achieve the growth potential we expect, any of which would adversely affect our business and financial results.

We may become involved in litigation for a variety of claims, which could subject us to significant costs and judgments and divert management’s attention from our business.

We may become involved in litigation for a variety of claims arising from our products, contracts, business relationships and normal business activities, including but not limited to claims, suits and proceedings involving labor and employment, wage and hour, commercial, intellectual property and other matters. The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management’s attention and resources and lead to attempts by other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both.

Acquisitions may have an adverse effect on our business.

We may consider acquisitions as part of our long-term business strategy. These transactions involve significant challenges and risks. For example, any transaction that we pursue in the future ultimately may not advance our business strategy, we may not realize a satisfactory return on our investment or we may experience difficulty in the integration or coordination of new employees, business systems and technology. Any future acquisition or joint venture transaction may also divert management’s attention from our existing business. These events could harm our operating results, financial condition or cash flows.

Catastrophic events may significantly disrupt our business and negatively impact our operating results and financial condition.

Any of our facilities may be harmed or rendered inoperable by a catastrophic event, including earthquakes, tornadoes, hurricanes, fires, explosions, floods, nuclear disasters, failure to contain hazardous materials, industrial accident, acts of terrorism, criminal activities, infectious disease outbreaks and power outages, which may render it difficult or impossible for us to operate our business for some period of time. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Furthermore, we may not carry sufficient business insurance to compensate for losses that may occur. A catastrophic event that results in the destruction or disruption of our business or facilities could cause delays in completing sales, providing services or performing other mission-critical functions. Such event could also harm our operating results and our ability to conduct normal business operations, as well as expose us to claims, litigation, government investigations and fines and reputational harm.

In addition, the facilities of significant vendors, including the manufacturers of our components, may be harmed or rendered inoperable by a catastrophic event, which may cause disruptions, difficulties or material adverse effects on our business. Any such losses or damages could have a material adverse effect on our business, operating results and financial condition.

Our ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks.

Our ability to expand our business into international markets is subject to risks associated with international operations, including:

•	the burdens of complying with a variety of foreign laws and regulations;

•	changes in tariffs or other barriers in some international markets;

•	political instability and terrorist attacks;

•	changes in diplomatic and trade relationships, such as withdrawing from or materially modifying the North American Free Trade Agreement;

•	the additional resources and management attention required for such expansion; and

•	general economic fluctuations in specific countries or markets.

We cannot predict whether quotas, duties, taxes, or other similar restrictions will be imposed by the United States or other countries upon the import or export of our products in the future, or what effect any of these actions would have on our business, financial condition or results of operations. Changes in regulatory, geopolitical, social or economic policies and other factors may have a material adverse effect on our business in the future.

Risks Related to Legislation or Regulation

Regulations related to voice, data and communications services may impact our ability to sell our products.

The radio spectrum is required to provide wireless voice, data and video communications services. The allocation of spectrum is regulated in the United States and other countries and limited spectrum space is allocated to wireless services and specifically to public safety users. In the United States, the Federal Communications Commission, or the FCC, regulates spectrum use by non-federal entities and federal entities. Similarly, countries around the world have one or more regulatory bodies that define and implement the rules for use of radio spectrum and electromagnetic interference, pursuant to their respective national laws. We manufacture and market products in spectrum bands already made available by regulatory bodies. Consequently, our results could be positively or negatively affected by the rules and regulations adopted from time to time by the FCC or regulatory agencies in other countries. Regulatory changes in current spectrum bands may also provide opportunities or may require modifications to some of our products so they can continue to be manufactured and marketed. If current products do not comply with the regulations set forth by these governing bodies, we may be unable to sell our products or could incur penalties, which could have an adverse impact on our financial condition, results of operations and cash flows.

Regulations related to conflict minerals may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

The Securities and Exchange Commission, or the SEC, has enacted disclosure requirements for companies that use certain minerals and metals, known as “conflict minerals,” in their products, whether or not these products are manufactured by third parties. These requirements require companies to perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. We have incurred and will likely continue to incur costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. In addition, these new requirements could adversely affect the sourcing, availability and pricing of minerals used in our products. Because our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such an event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict-free.

Risks Related to this Offering and Ownership of our Common Stock

There has been no prior public market for our common stock, the price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this initial public offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following our initial public offering. If you purchase shares of our common stock in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon closing of our initial public offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	our operating performance and the performance of other similar companies;

•	the overall performance of the equity markets;

•	announcements by us or our competitors of new applications or enhancements, acquisitions, applications, services, strategic alliances, commercial relationships, joint ventures or capital commitments;

•	disruptions in our services due to hardware, software or network problems;

•	recruitment or departure of key personnel;

•	publication of unfavorable research reports about us or our industry or withdrawal of research coverage by securities analysts;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

•	the size of our public float;

•	the economy as a whole, market conditions in our industry and the industries of our customers; and

•	economic, legal and regulatory factors unrelated to our performance.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class actions following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, operating results or financial condition.

Following the closing of this offering, a small number of significant beneficial owners of our common stock acting together will have a controlling influence over matters requiring stockholder approval, which could delay or prevent a change of control.

Following the closing of this offering, the largest beneficial owners of our shares, Robert Vanman, our founder and Chief Executive Officer,             ,              and             , which currently beneficially own     ,     ,      and      of our common stock, respectively, will beneficially own in the aggregate     % of our common stock or     % if the underwriters exercise their option to purchase additional shares. As a result, these stockholders, acting together, could exercise a controlling influence over our operations and business strategy and will have sufficient voting power to control the outcome of matters requiring stockholder approval. These matters may include:

•	the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our charter and bylaws which govern the rights attached to our common stock.

This concentration of ownership of our common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock. This concentration of ownership may also adversely affect our share price.

Substantial blocks of our total outstanding shares may be sold into the market when the “lock-up” period ends. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale. Upon the completion of this offering, we will have              shares of our common stock outstanding. All of the shares of common stock sold in this offering will be eligible for sale in the public market, unless they are held by our affiliates. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various restricted stock award agreements.

After our initial public offering, certain of our stockholders will be subject to lock-up agreements with the underwriters or us that restrict their ability to sell shares of common stock until 180 days after the date of this prospectus. After the lock-up agreements expire, an additional                 shares of common stock will be eligible for sale in the public market, subject in many cases to the limitations of either Rule 144 or Rule 701 under the Securities Act. We also intend to register shares of common stock that we have issued and may issue under our equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, unless owned by an affiliate or subject to a lock-up agreement. See “Shares Eligible for Future Sale.”

Barclays Capital Inc. and SunTrust Robinson Humphrey, Inc., on behalf of the underwriters, may in their discretion permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in the lock-up agreements. The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market, the availability of shares for sale or the perception in the market that the holders of a large number of shares intend to sell their shares. In addition, the sale of these shares by stockholders could impair our ability to raise capital through the sale of additional stock.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our common stock would be negatively impacted. If one or more of the analysts who covers us downgrades our stock or publishes incorrect or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our common stock price or trading volume to decline.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Pursuant to Section 102 of the JOBS Act, we have reduced executive compensation disclosure and have omitted a Compensation Discussion and Analysis from this prospectus.

For as long as we continue to be an emerging growth company, we intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies, including (i)

reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, the frequency of the nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Investors may find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of such year, (ii) the end of the fiscal year in which we have total annual gross revenues of $1.07 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period and (iv) the end of the fiscal year following the five year anniversary of the date of this prospectus.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

We will be required, pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering and in each year thereafter. Our auditors will also need to attest to the effectiveness of our internal control over financial reporting in the future to the extent we are no longer an emerging growth company, as defined by the JOBS Act.

If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal control over financial reporting to comply with this obligation, which process will be time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or if we are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports, we could become subject to investigations by NASDAQ, the SEC or other regulatory authorities and the market price of our common stock could be negatively affected.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act, as well as rules and regulations subsequently implemented by the SEC and NASDAQ, including the establishment and maintenance of effective disclosure controls and procedures and internal control over financial reporting and changes in corporate governance practices.

We expect that complying with these rules and regulations will substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly. In addition, our management team will have to adapt to the requirements of being a public company. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase to the extent we are no longer an emerging growth company, as defined by the JOBS Act, and are not a smaller reporting company. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs, which could adversely affect our operating results.

The increased costs associated with operating as a public company may decrease our net income or result in a net loss and may require us to reduce costs in other areas of our business or increase the prices of our solutions. Additionally, if these requirements divert management’s attention from other business concerns, they could have an adverse effect on our business, operating results or financial condition.

As a public company, we also expect that it may be more difficult or more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

As a new investor, you will incur immediate and substantial dilution as a result of this offering.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of the prospectus, and new investors will own approximately             % of our outstanding common stock. This dilution is due in large part to earlier investors having generally paid substantially less than the initial public offering price when they purchased their shares. In addition, the vesting of restricted stock will, and future equity issuances may, result in further dilution to investors.

The issuance of additional stock in connection with acquisitions, our stock incentive plans, warrants or otherwise could dilute all other stockholdings.

After this offering, our certificate of incorporation will authorize us to issue up to              shares of common stock and up to              shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue all of these shares that are not already outstanding without any action or approval by our stockholders. We intend to continue to evaluate strategic acquisitions in the future. We may pay for such acquisitions, partly or in full, through the issuance of additional equity securities.

Any issuance of shares in connection with our acquisitions, the exercise of stock options or warrants, the award of shares of restricted stock or otherwise could dilute the percentage ownership held by the investors who purchase our shares in this offering.

We have broad discretion in the use of a portion of the net proceeds from our initial public offering and may not use them effectively.

We cannot specify with any certainty the particular uses of a portion of the net proceeds that we will receive from our initial public offering. We will have broad discretion in the application of these proceeds, including working capital, possible acquisitions and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these proceeds effectively could adversely affect our business, operating results or financial condition. Pending their use, we may invest these proceeds in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our certificate of incorporation, bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. For information regarding these and other provisions, see “Description of Capital Stock.”

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “might,” “plan,” “probable,” “project,” “seek,” “should,” “target,” “view” or “would,” the negative of these words or similar words or phrases are intended to identify forward-looking statements. Forward-looking statements are any statements that look to future events and include, but are not limited to, statements regarding:

•	our business strategy;

•	our financial condition;

•	our potential opportunity and ability to capture market share;

•	introduction and adoption of new products, including the timing thereof, such as for EvidenceLibrary.com;

•	our ability to increase sales;

•	the sufficiency of our existing cash and cash equivalents to meet our working capital and capital expenditure needs over the next 12 months;

•	our expectations regarding drivers for demand and our pipeline of deals;

•	the significance of new products and features to our success;

•	our ability to expand into international markets and adjacent markets;

•	customer adoption and acceptance of our mobile video solution, including customer preference for a single integrated solution;

•	our expectations regarding future investments in research and development;

•	the outcome of any current or future litigation;

•	our expected use of the net proceeds from this offering;

•	the timing of completion of our new headquarters;

•	our expectations regarding future revenue mix; and

•	our efforts to make strategic acquisitions.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section entitled “Risk Factors.”

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

CORPORATE CONVERSION

We currently operate as a Texas limited liability company under the name Enforcement Video, LLC d/b/a WatchGuard Video. Prior to the closing of this offering, Enforcement Video, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to WatchGuard, Inc. In order to consummate the Corporate Conversion, a certificate of conversion will be filed with the Secretary of State of the State of Delaware and with the Secretary of State of the State of Texas. Based on the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), all of our outstanding equity interests will be converted into an aggregate of                 shares of our common stock as follows:

•	holders of common membership interests will receive an aggregate of shares of our common stock; and

•	members of WGV Associates, LLC, the entity that holds a profits interest in Enforcement Video, LLC, will receive an aggregate of shares of our common stock.

Following the Corporate Conversion, WatchGuard, Inc. will continue to hold all property and assets of Enforcement Video, LLC and will assume all of the debts and obligations of Enforcement Video, LLC. WatchGuard, Inc. will be governed by a certificate of incorporation filed with the Secretary of State of the State of Delaware and bylaws, the material portions of which are described in the section of this prospectus entitled “Description of Capital Stock.” On the effective date of the Corporate Conversion, the members of the board of managers of Enforcement Video, LLC will become the members of WatchGuard, Inc.’s board of directors and the officers of Enforcement Video, LLC will become the officers of WatchGuard, Inc.

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Enforcement Video, LLC and its consolidated subsidiary.

INDUSTRY AND MARKET DATA

This prospectus includes industry data and forecasts that we have prepared based, in part, upon data and forecasts obtained from third-party industry publications, surveys and forecasts, as well as internal studies. Third-party industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable.

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Although certain of the companies that compete in our markets are publicly held as of the date of this prospectus, others are not. Accordingly, only limited public information is available with respect to our relative market strength or competitive position. Unless we state otherwise, our statements about our relative market strength and competitive position in this prospectus are based on our management’s beliefs, internal studies and knowledge of industry trends. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the common stock that we are offering will be approximately $                 million, assuming an initial public offering price of $                per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $                 per share would increase or decrease, as applicable, the net proceeds to us from our initial public offering by $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for (i) the repayment of the outstanding balance under the TCB Revolving Facility, (ii) the repayment of the TCB Construction Loan, (iii) financing ongoing construction, furnishings and equipment costs related to our new headquarters and (iv) general corporate purposes, including additions to working capital and capital expenditures. We may also use a portion of the net proceeds to make acquisitions of or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time. We currently expect that we will use the net proceeds from this offering as follows:

Use of Net Proceeds	Amount (in millions)
Repayment of TCB Revolving Facility(1)	$
Repayment of TCB Construction Loan(2)
Future costs related to new headquarters
General corporate purposes

Total net proceeds	$

(1)	The TCB Revolving Facility accrues interest at a rate of LIBOR plus 2.75% and matures on December 29, 2019.
(2)

The TCB Construction Loan accrues interest at a rate of 5.495% and matures on June 30, 2027. The proceeds from such indebtedness will be used to finance the construction of our new corporate headquarters.

We will have broad discretion over how to use the net proceeds from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in direct or guaranteed obligations of the U.S. government or registered U.S. money market fund shares, or hold the net proceeds as cash.

We will not receive any proceeds from the sale of shares offered by the selling stockholders.

DIVIDEND POLICY

We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business and repayment of debt. After the completion of this offering, we do not anticipate paying cash dividends to holders of our common stock in the foreseeable future. See “Risk Factors—We do not intend to pay dividends for the foreseeable future.” In addition, the TCB Revolving Facility and TCB Construction Loan prohibit the payment of dividends except in certain circumstances. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications of the payment of dividends by us to our stockholders or by our subsidiary to us, and such other factors as our board of directors may deem relevant. Any financing arrangements that we enter into in the future may include restrictive covenants that limit our or our subsidiaries’ ability to pay dividends.

Since January 1, 2015, we have made the following cash distributions to our common members, primarily for the payment of taxes:

Date	Amount (in thousands)
January 2015	$649
April 2015	$765
June 2015	$929
August 2015	$1,300
January 2016	$1,469
April 2016	$1,400
June 2016	$666
August 2016	$943
January 2017	$2,271
March 2017	$126

CAPITALIZATION

The following table sets forth our cash and cash equivalents, as well as our capitalization, as of March 31, 2017 as follows:

•	on an actual basis;

•	on a pro forma basis, giving effect to the Corporate Conversion; and

•

on a pro forma as adjusted basis, giving effect to (i) the Corporate Conversion, (ii) the issuance and sale by us of shares of common stock in this offering, assuming an initial public offering price of $         per share, which is the midpoint of the price range on the cover page of this prospectus and (iii) the application of the net proceeds as described in the section entitled “Use of Proceeds.”

You should read this table in conjunction with the sections entitled “Corporate Conversion,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” as well as the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2017
	Actual	Pro Forma		Pro Forma as Adjusted(1)
	(unaudited)
	(in thousands, except share/unit and per share/unit amounts)
Cash and cash equivalents	$2,511	$		$

Debt, current portion	4,000
Long-term debt, net of current portion	—
Equity
Common membership units, $0.00 par value, 9,604,556 units authorized, 8,044,100 units issued and outstanding, actual; no units authorized, no units issued and outstanding, pro forma and pro forma as adjusted	9,116		—		—
Common stock, $0.001 par value, no shares authorized, no shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—
Retained earnings	—

Total equity	9,116

Total capitalization	$13,116	$		$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of your shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

Our net tangible book value as of March 31, 2017 was $                million, or $                per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2017, after giving effect to the Corporate Conversion.

After giving effect to our sale in our initial public offering of              shares of common stock at an assumed initial public offering price of $        per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2017 would have been approximately $         million, or $        per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares in our initial public offering.

The following table illustrates this per share dilution:

Assumed initial offering price per share		$
Pro forma net tangible book value per share as of March 31, 2017	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in our initial public offering

Pro forma as adjusted net tangible book value per share after our initial public offering

Dilution in pro forma as adjusted net tangible book value per share to investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma net tangible book value per share after our initial public offering by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes on a pro forma as adjusted basis as of March 31, 2017, after giving effect to the Corporate Conversion, the differences between the number of shares of our common stock purchased from us, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in our initial public offering at the assumed initial public offering price of the common stock of $                per share, which is the midpoint of the price range on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Amount	Percent		Amount	Percent
Existing stockholders			%			%	$
New investors

Total			%			%

A $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase             additional shares in full, our existing stockholders would own                % and our new investors would own                % of the total number of shares of our common stock outstanding after our initial public offering.

The number of shares of common stock shown above to be outstanding after this offering is based on                shares of our common stock outstanding as of March 31, 2017, after giving effect to the Corporate Conversion and excludes the following:

•

            shares of our common stock reserved for issuance under our equity incentive plans, of which             shares are issuable upon exercise of options outstanding as of the date of this prospectus at a weighted-average exercise price of $              per share; and

•	any exercise by the underwriters of their option to purchase additional shares of our common stock from the selling stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We have derived the consolidated statements of income data for the years ended December 31, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statements of income data for the three months ended March 31, 2016 and 2017 and the consolidated balance sheet data as of March 31, 2017 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist of only normal recurring adjustments, necessary for the fair presentation of those unaudited consolidated financial statements. Historical results are not necessarily indicative of results for any future period.

Our selected consolidated financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016		2016	2017
	(in thousands)
Consolidated statements of income data:
Net revenues	$58,217		$77,056	$17,864		$22,643
Cost of goods sold and services provided	24,826		33,664	8,173		9,840

Gross profit	33,391		43,392	9,691		12,803

Operating expenses:
Research and development	8,034		10,580	2,575		2,837
Sales and marketing	8,184		12,273	2,771		3,909
General and administrative	8,606		11,297	2,402		3,134

Total operating expenses	24,824		34,150	7,748		9,880

Operating income	8,567		9,242	1,943		2,923

Interest (expense) income, net	(280)		(240)	(56)		1

Net income	$8,287		$9,002	$1,887		$2,924

Pro forma information (unaudited):(1)
Net income before pro forma provision for income taxes			$9,002			$2,924
Pro forma provision for income taxes			$2,554			$836

Pro forma net income			$6,448			$2,088

Pro forma net income per share:
Basic		$			$
Diluted		$			$

Pro forma weighted average shares outstanding:
Basic
Diluted

	As of December 31,		As of March 31, 2017
	2015	2016
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$2,934	$1,352	$2,511
Working capital(2)	$10,011	$14,047	$10,686
Total assets	$22,309	$29,535	$35,300
Total indebtedness(3)	$4,265	$—	$4,000
Total members’ equity	$4,060	$8,589	$9,116

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
Supplemental Financial and Operating Data:
Adjusted EBITDA (in thousands)(4)	$9,162	$10,738	$2,094	$3,327
Net unit shipments(5)
In-car	9,284	10,720	2,670	2,885
Body-worn	6,389	12,643	2,292	4,536

(1)	Unaudited pro forma provision for income taxes, net income and per share information gives effect to the Corporate Conversion. In conjunction with the conversion, all of our outstanding equity interests will be converted into shares of common stock. Members of WGV Associates, LLC, the entity that holds a profits interest in Enforcement Video, LLC, will receive an aggregate of shares of our common stock.
(2)	Working capital is defined as total current assets minus total current liabilities.
(3)	Indebtedness consists of borrowings outstanding under notes payable as of December 31, 2015 and borrowings outstanding under a revolving line of credit as of March 31, 2017.
(4)	See “—Non-GAAP Financial Measures” for how we define and calculate adjusted EBITDA, a reconciliation of this non-GAAP financial measure to the most directly comparable U.S. GAAP measure, and a discussion about the limitations of this non-GAAP financial measure.
(5)	Net unit shipments reflects the number of in-car video or body-worn camera systems shipped in a particular period, less actual returns. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.”

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we define as net income, plus interest (income) expense, net, depreciation and amortization, stock-based compensation expense, certain transaction expenses that are not core to our operations and legal expenses related to recent patent litigation. The following table reconciles net income, the most directly comparable U.S. GAAP measure, to adjusted EBITDA for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(in thousands)
Reconciliation of net income to adjusted EBITDA:
Net income	$8,287	$9,002	$1,887	$2,924
Interest expense (income), net	280	240	56	(1)
Depreciation and amortization	492	567	120	140
Stock-based compensation expense	39	—	—	—
Transaction expenses(1)	64	—	—	—
Patent litigation expenses(2)	—	929	31	264

Adjusted EBITDA	$9,162	$10,738	$2,094	$3,327

(1)	Reflects expenses incurred in connection with a contemplated private investment in the Company.
(2)	Reflects expenses related to two patent lawsuits. In one such lawsuit, a jury recently ruled in our favor on all counts. The other lawsuit is ongoing. For additional information, see the section entitled “Business—Legal Proceedings.”

We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. We believe this metric is useful to investors because it facilitates comparisons of our core business operations across periods on a consistent basis, as well as comparisons with the results of peer companies, many of which use similar non-GAAP financial measures to supplement results under U.S. GAAP. In addition, adjusted EBITDA is a measure that provides useful information to management about the amount of cash available for reinvestment in our business and other purposes. Management believes that adjusted EBITDA, when viewed in combination with our results prepared in accordance with U.S. GAAP, provides a more complete understanding of the factors and trends affecting our business and performance. Nevertheless, this information should be considered as supplemental in nature and is not meant as a substitute for net income recognized in accordance with U.S. GAAP.

We understand that although adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

•

although depreciation and amortization is a non-cash charge, the assets being depreciated or amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements.

Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure. You should consider adjusted EBITDA along with other financial performance measures, including net income, net cash used in operating activities, and our financial results presented in accordance with U.S. GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that are subject to risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with those statements. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

Overview

We are the leading provider of mobile video solutions for law enforcement. We have supplied our products to approximately one-third of all law enforcement agencies in the United States and Canada, including five of the 15 largest law enforcement agencies. We sell in-car video systems, body-worn cameras and evidence management software that are designed to meet the needs of law enforcement agencies of varying sizes and technological capabilities. This combination of durable, high-quality hardware and versatile software allows law enforcement agencies to reliably capture, manage, store and share video evidence. Further, we believe that the upcoming release of our fully hosted evidence management platform, EvidenceLibrary.com, will expand and enhance our product offering, particularly for agencies that prefer a cloud-based solution.

We generate revenues through the sale of in-car video systems, body-worn cameras, related back-office hardware and software site and device licenses associated with our evidence management platforms. To a lesser extent, we also generate revenues from the sale of software maintenance contracts, extended warranty contracts, technical services, after-market parts and product repairs.

Since our founding, we have pioneered purpose-built products that transform the way law enforcement captures, manages, stores and shares video evidence. Our history of innovation positions us at the forefront of fulfilling the video evidence needs of modern law enforcement. We invest significantly in research and development, and we utilize a custom design and development approach that enables our engineers to create differentiated, innovative, high-performance and feature-rich products.

The size of customer purchases generally varies based on the size of the agency. For example, smaller agencies typically purchase 10 to 50 units under a purchase order, whereas larger agencies tend to purchase under a contract covering hundreds or thousands of units. Contracts may cover an expected aggregate dollar amount and/or an expected total number of units to be purchased.

We believe that growth in our target markets has been, and will continue to be, driven by demand for high quality video solutions that provide both the general public and law enforcement greater transparency and accountability in law enforcement incident reporting. As the in-car video industry continues to mature, we believe there will be an increasing awareness and demand for higher quality video evidence as well as additional product features and capabilities. As a leader in the mobile video solutions market, we believe that we are well-positioned to leverage our track record in innovation to increase our market share by expanding our platform capabilities. Further, we believe we can leverage our leading position in the in-car video market to gain market share in the growing body-worn camera market by delivering a fully integrated in-car video and body-worn camera solution. Nonetheless, our future growth is subject to a number of challenges, including expanding and maintaining our relationships with new and existing customers, outpacing competition from other companies that sell products that are similar to ours, preventing defects in our products, attracting and retaining qualified personnel, and investing in research and development so we can design, introduce, and sell new, innovative products successfully.

For the years ended December 31, 2015 and 2016, our net revenues were $58.2 million and $77.1 million, respectively, representing year-over-year growth of 32.4%. This growth was supported by sales of 9,284 in-car video systems and 6,389 body-worn cameras in 2015 and 10,720 in-car video systems and 12,643 body-worn cameras in 2016, representing year-over-year growth of 15.5% for in-car video systems and 97.9% for body-worn cameras. Our net income for the years ended December 31, 2015 and 2016 was $8.3 million and $9.0 million, respectively, and our pro forma net income (after provision for income taxes) for the year ended December 31, 2016 was $6.4 million. Our adjusted EBITDA for the years ended December 31, 2015 and 2016 was $9.2 million and $10.7 million, respectively. Adjusted EBITDA is a non-GAAP financial measure. Net income is the most directly comparable measure calculated in accordance with U.S. GAAP. See “Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and a reconciliation of net income to adjusted EBITDA.

Corporate Conversion

We are currently a Texas limited liability company. Prior to the closing of this offering, we will convert into a Delaware corporation pursuant to a statutory conversion, or the Corporate Conversion, and change our name to WatchGuard, Inc. In conjunction with the conversion, all of our outstanding equity interests will be converted into shares of common stock. Members of WGV Associates, LLC, which holds a profits interest in Enforcement Video, LLC, will receive an aggregate of                 shares of our common stock. For more information, please see “Corporate Conversion.”

Following the Corporate Conversion, WatchGuard, Inc. will continue to hold all of the property and assets of Enforcement Video, LLC and all of the debts and obligations of Enforcement Video, LLC will continue as the debts and obligations of WatchGuard, Inc. The purpose of the Corporate Conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company. Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Enforcement Video, LLC and its consolidated subsidiary.

Key Performance Indicators

We regularly review financial metrics, together with net unit shipments, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make operating and strategic decisions.

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
Net unit shipments
In-car	9,284	10,720	2,670	2,885
Body-worn	6,389	12,643	2,292	4,536

Net unit shipments reflects the number of in-car video or body-worn camera systems shipped in a particular period, less actual returns. Net unit shipments is a key driver of our net revenues. For purposes of the table above, “in-car” includes shipments of motorcycle cameras and interview room cameras, given that the components and general configurations of our motorcycle, interview room and in-car video systems are substantially similar. Net unit shipments does not account for variations in purchases of back-office hardware.

Components of Results of Operations

Net Revenues

Net revenues represent revenues less actual and estimated returns. We generate revenues through the sale of in-car video systems, body-worn cameras, back-office hardware, software site and device licenses, software maintenance contracts, extended warranty contracts, technical services, after-market parts, product repairs and freight. In connection with the purchase of our 4RE in-car video system and/or VISTA body-worn cameras, agencies must also deploy one of our evidence management platforms. We currently offer two evidence management platforms: Evidence Library 4 Web, or EL4WEB, and Evidence Library Express 3, or ELX-3. EL4WEB is an enterprise class, web-based evidence management platform that supports both on-premise and hybrid (on-premise server and cloud storage) evidence management systems. ELX-3 is our evidence management platform designed for smaller agencies that do not require wireless uploading or support for remote (or networked) clients. Agencies that deploy EL4WEB are charged a one-time fee for each site license as well as a per-device license fee. Although software site and device licenses are required for ELX-3, the costs are included in the system price.

Our customers purchase our solutions in varying configurations. Product, software site and device license revenue is recognized when the product is shipped to the end customer. Service and installation revenue is deferred and recognized upon the performance of the service or installation. Repair revenue is recognized upon shipment of the repaired product. Revenue for extended warranty and software maintenance contracts is deferred and recognized over the term of the contract on a straight-line method.

The table below sets forth a summary of the components of net revenues for the periods indicated.

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
In-car video system(1)	76.8%	69.0%	75.1%	62.9%
Body-worn camera system(1)	9.8	16.4	11.9	22.7
Software(2)	2.9	4.6	4.4	4.5
Extended warranties	2.7	3.1	2.8	3.6
Other(3)	7.8	6.9	5.8	6.3

Total	100.0%	100.0%	100.0%	100.0%

(1)	Consists of in-car or body-worn camera, as applicable, related hardware and related back-office hardware.
(2)	Consists of revenue recognized with respect to software licenses and software maintenance contracts.
(3)	Consists of technical services, after-market parts, product repairs and freight.

Historically, substantially all of our net revenues have been generated from sales to customers in North America. For the year ended December 31, 2015, no customer represented more than 5% of our net revenues, and for the year ended December 31, 2016, no customer represented more than 10% of net revenues and only one customer represented more than 5% of net revenues.

We expect net revenues to increase as we introduce new products, expand our customer base and renew and expand relationships with existing customers. We also expect that revenues from our body-worn cameras and upcoming cloud offering will constitute a greater percentage of total revenues in future periods.

Cost of Goods Sold and Services Provided, Gross Profit and Gross Margin

Cost of goods sold consists of material, direct labor and overhead costs related to the manufacturing of our products. Shipping costs incurred related to product delivery are also included in cost of goods sold. Cost of services provided includes primarily repair work, software maintenance and support costs.

Gross profit is equal to net revenues less cost of goods sold and services provided. Gross profit as a percentage of net revenues is referred to as gross margin. Fluctuations in our gross margin from quarter to quarter occur primarily due to product mix and customer mix, and secondarily due to changes in the cost of materials, labor and overhead, warranty costs, freight costs and other inventory costs. Although our in-car video systems generate higher gross margin than our body-worn camera systems, in recent periods we have maintained relatively constant gross margin primarily due to the offsetting effect of growing sales of higher gross margin software licenses and software maintenance contracts, as well as the effects of reduced warranty costs as newly introduced products become more seasoned. We expect our gross margin to remain relatively constant on an annual basis based on these factors.

Operating Expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses.

Research and development. In order to provide our customers with compelling, leading-edge products, we have historically made substantial investments in research and development. Research and development expenses include compensation and other related costs for research and development personnel as well as engineering costs for product prototypes. We expect that our research and development expenses will continue to grow on an absolute dollar basis as we increase headcount and invest in the development of new solutions for the benefit of new and existing customers.

Sales and marketing. Sales and marketing expenses include compensation and other personnel-related costs for our direct sales and marketing staff, commissions, travel, advertising expenses and other related costs. Our principal marketing efforts include in-field events, such as industry trade shows and customer best practices workshops, advertising in print and online law enforcement publications, search engine optimization and email campaigns. We expect sales and marketing expenses to increase on an absolute dollar basis due to headcount increases, compensation tied to sales performance, and our efforts to capture additional market share in both the in-car video and body-worn camera markets.

General and administrative. General and administrative expenses include compensation and other personnel-related costs for senior executives and accounting, human resources, customer support, management information systems and operations support personnel, as well as legal fees, professional fees, depreciation and amortization costs and other corporate expenses. We expect general and administrative expenses to increase in absolute dollars as a result of additional accounting, compliance, investor relations and other costs associated with being a public company. Beginning in 2018, we also expect to incur additional general and administrative expenses related to the operation of our new corporate headquarters, such as increased costs for utilities, insurance and depreciation.

Interest (Expense) Income, net

To date, interest income has been de minimis. We expect to invest a portion of the proceeds from this offering in interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government and, as such, we expect interest income to increase in future periods. We incur interest expense related to our indebtedness. Because we intend to use a portion of the proceeds from this offering to repay the TCB Revolving Facility and TCB Construction Loan, we expect that interest expense will be immaterial for the foreseeable future.

Results of Operations

The following tables set forth selected consolidated statements of income data and such data as a percentage of net revenues for each of the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(in thousands)
Consolidated statements of income data:
Net revenues	$58,217	$77,056	$17,864	$22,643
Cost of goods sold and services provided	24,826	33,664	8,173	9,840

Gross profit	33,391	43,392	9,691	12,803

Operating expenses:
Research and development	8,034	10,580	2,575	2,837
Sales and marketing	8,184	12,273	2,771	3,909
General and administrative	8,606	11,297	2,402	3,134

Total operating expenses	24,824	34,150	7,748	9,880

Operating income	8,567	9,242	1,943	2,923

Interest income (expense), net	(280)	(240)	(56)	1

Net income	$8,287	$9,002	$1,887	$2,924

	Year ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
Consolidated statements of income data:
Net revenues	100.0%	100.0%	100.0%	100.0%
Cost of goods sold and services provided	42.6	43.7	45.8	43.5
Gross margin	57.4	56.3	54.2	56.5
Operating expenses
Research and development	13.8	13.7	14.4	12.5
Sales and marketing	14.1	15.9	15.5	17.3
General and administrative	14.8	14.7	13.4	13.8
Total operating expenses	42.6	44.3	43.4	43.6
Operating income	14.7	12.0	10.9	12.9
Interest (expense) income, net	(0.5)	(0.3)	(0.3)	0.0
Net income	14.2	11.7	10.6	12.9

Three Months Ended March 31, 2016 Compared to the Three Months Ended March 31, 2017

Net Revenues

Set forth below is a summary of the components of net revenues for the periods indicated.

	Three months ended March 31,
	2016	2017
	(in thousands)
Net revenues
In-car video system(1)	$13,420	$14,251
Body-worn camera system (1)	2,117	5,130
Software(2)	782	1,028
Extended warranties	502	813
Other (3)	1,038	1,421

Total	$17,864	$22,643

(1)	Consists of in-car or body-worn camera, as applicable, related hardware and related back-office hardware.
(2)	Consists of revenue recognized with respect to software licenses and software maintenance contracts.
(3)	Consists of technical services, after-market parts, product repairs and freight.

Net revenues were $22.6 million for the three months ended March 31, 2017, compared to $17.9 million for the three months ended March 31, 2016, representing an increase of $4.8 million, or 26.7%. This increase was primarily due to a $3.0 million, or 142.3%. We shipped 2,292 body-worn cameras in the three months ended March 31, 2016 and 4,536 body-worn cameras in the three months ended March 31, 2017, representing a 97.9% increase. The increase in net revenues attributable to our body-worn camera system resulting from increased sales volume and a higher average selling price due to the introduction of VISTA WiFi. Net revenues from our in-car video system increased by $0.8 million, or 6.2%, as a result of increased sales volume. We shipped 2,670 in-car video systems in the three months ended March 31, 2016 and 2,885 in-car video systems in the three months ended March 31, 2017, representing an 8.1% increase. The percentage increase in net unit shipments of in-car video systems was greater than the increase in net revenues attributable to our in-car video system because back-office hardware made up a greater percentage of such revenues in the three months ended March 31, 2016 as compared to the three months ended March 31, 2017. Sales of back-office hardware affect revenue from in-car video systems but do not affect the net unit shipment figure for in-car video systems. We attribute the increases in net revenues from both our in-car video system and our body-worn camera system to our increased investments in sales and marketing, increased adoption rates among our existing customers and the addition of new customers. Net revenues from software increased 31.5% as a result of increased sales volume and a larger installed base generating ongoing software maintenance fees. The 60.4% increase in net revenues from extended warranties is attributable to a larger installed base during the four years preceding the three months ended March 31, 2017 as compared to the four years preceding the three months ended March 31, 2016, given that our extended warranties typically cover years two through five following purchase. Other revenues increased generally as a reflection of overall volume increases.

Cost of Goods Sold and Services Provided, Gross Profit and Gross Margin

Cost of goods sold and services provided was $9.8 million for the three months ended March 31, 2017, compared to $8.2 million for the three months ended March 31, 2016, representing an increase of $1.7 million, or 20.4%. The increase in cost of goods sold and services provided was primarily due to higher sales volume. Gross profit was $12.8 million for the three months ended March 31, 2017, compared to $9.7 million for the three months ended March 31, 2016, representing an increase of $3.1 million, or 32.1%. Gross margin for the three months ended March 31, 2017 increased 230 basis points as compared to gross margin for the three months ended March 31, 2016, primarily due to improved technical services margins and lower warranty costs associated with our body-worn cameras.

Operating Expenses

Research and development. Research and development expenses were $2.8 million for the three months ended March 31, 2017, compared to $2.6 million for the three months ended March 31, 2016, representing an increase of $0.2 million, or 10.2%. The increase in research and development expenses was primarily due to compensation costs related to additional personnel. Research and development headcount increased by 15.5% from the comparable period in 2016.

Sales and marketing. Sales and marketing expenses were $3.9 million for the three months ended March 31, 2017, compared to $2.8 million for the three months ended March 31, 2016, representing an increase of $1.1 million, or 41.1%. The increase in sales and marketing expenses was primarily due to compensation costs related to additional personnel and commissions on higher revenue volume. Sales and marketing headcount increased by 22.0% from the comparable period in 2016.

General and administrative. General and administrative expenses were $3.1 million for the three months ended March 31, 2017, compared to $2.4 million for the three months ended March 31, 2016, representing an increase of $0.7 million, or 30.5%. The increase in general and administrative expenses was primarily due to compensation costs related to additional personnel and legal fees related to two patent lawsuits.

Interest (Expense) Income, Net

All interest incurred for the three months ended March 31, 2017 was capitalized in construction costs related to the new building. Interest expense was $0.06 million for the three months ended March 31, 2016, all related to the notes payable retired at December 31, 2016.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2016

Net Revenues

Set forth below is a summary of the components for net revenues for the periods indicated.

	Year Ended December 31,
	2015	2016
	(in thousands)
Net revenues
In-car video system(1)	$44,709	$53,206
Body-worn camera system(1)	5,670	12,628
Software(2)	1,702	3,522
Extended warranties	1,578	2,357
Other(3)	4,558	5,343

Total	$58,217	$77,056

(1)	Consists of in-car or body-worn camera, as applicable, related hardware and related back-office hardware.
(2)	Consists of revenue recognized with respect to software licenses and software maintenance contracts.
(3)	Consists of technical services, after-market parts, product repairs and freight.

Net revenues were $77.1 million for the year ended December 31, 2016, compared to $58.2 million for the year ended December 31, 2015, representing an increase of $18.8 million, or 32.4%. The increase in net revenues was primarily attributable to an increase of $8.5 million, or 19.0%, in net revenues attributable to our in-car video system resulting from increased sales volume. We shipped 9,284 in-car video systems in 2015 and 10,720 in-car video systems in 2016, representing a 15.5% increase. The percentage increase in net revenues attributable to in-car video systems was greater than the increase in net unit shipments of in-car video systems because back-office hardware made up a greater percentage of in-car video system revenues in 2016 as compared to

2015. Sales of back-office hardware affect revenue from in-car video systems but do not affect the net unit shipment figure for in-car video systems. We also added seven new regional sales managers during 2016, which drove increases in volume. Net revenues from sales of our body-worn camera system increased by $7.0 million, or 122.7%, due to increased sales volume. We shipped 6,389 body-worn camera systems in 2015 and 12,643 body-worn camera systems in 2016, representing a 97.9% increase. This increase was primarily due to the introduction of our VISTA WiFi model in September 2016. Net revenues from software increased 106.8% as a result of increased sales volume and a larger installed base generating ongoing software maintenance fees. The 49.4% increase in net revenues from extended warranties is attributable to a larger installed base during the four years preceding the year ended December 31, 2016 as compared to the four years preceding the year ended December 31, 2015, given that our extended warranties often cover years two through five following purchase. Other revenues increased generally as a reflection of overall volume increases.

Cost of Goods Sold and Services Provided, Gross Profit and Gross Margin

Cost of goods sold and services provided was $33.7 million for the year ended December 31, 2016, compared to $24.8 million for the year ended December 31, 2015, representing an increase of $8.8 million, or 35.6%. The increase in cost of goods sold and services provided was due to higher sales volume in 2016 as compared to 2015. Gross profit was $43.4 million for the year ended December 31, 2016, compared to $33.4 million for the year ended December 31, 2015, representing an increase of $10.0 million, or 29.9%. The increase in gross profit was due to higher sales volume in 2016 as compared to 2015. Gross margin for the year ended December 31, 2016 decreased 105 basis points as compared to gross margin for the year ended December 31, 2015, primarily due to increased warranty costs for our body-worn cameras and, to a lesser extent, a higher percentage of revenue from our body-worn camera solution compared to our in-car video solution.

Operating Expenses

Research and development. Research and development expenses were $10.6 million for the year ended December 31, 2016, compared to $8.0 million for the year ended December 31, 2015, representing an increase of $2.5 million, or 31.7%. The increase in research and development expenses was primarily due to increased compensation and other personnel-related costs as we made a concerted effort to expand our engineering team during the year to support current development projects and ramp up for anticipated product releases in future periods. We increased our research and development headcount 21.6% year-over-year.

Sales and marketing. Sales and marketing expenses were $12.3 million for the year ended December 31, 2016, compared to $8.2 million for the year ended December 31, 2015, representing an increase of $4.1 million, or 50.0%. We increased our sales and marketing headcount 48.7% year-over-year and, as a result, experienced increases in compensation and other related costs for sales and marketing personnel, including higher commissions associated with the year-over-year increase in net revenues.

General and administrative. General and administrative expenses were $11.3 million for the year ended December 31, 2016, compared to $8.6 million for the year ended December 31, 2015, representing an increase of $2.7 million, or 31.3%. The increase in general and administrative expenses was primarily due to increased legal fees related to two patent lawsuits as well as compensation and other personnel-related costs for newly hired customer support staff to support our growth.

Interest (Expense) Income, Net

Interest expense was $0.2 million for the year ended December 31, 2016, compared to $0.3 million for the year ended December 31, 2015, representing a decrease of less than $0.1 million, or 14.3%. Interest expense decreased year-over-year as we paid off the outstanding balance of the TCB Term Loan.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly consolidated statements of income data for the nine quarters beginning with the three months ended March 31, 2015. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017
	(in thousands)
Consolidated statements of income data
Net revenues	$12,939	$15,152	$15,619	$14,507	$17,864	$18,398	$18,466	$22,328	$22,643
Cost of goods sold and services provided	5,630	6,429	6,617	6,150	8,173	8,051	7,983	9,457	9,840
Gross profit	7,309	8,723	9,002	8,357	9,691	10,347	10,483	12,871	12,803
Operating expenses
Research and development	1,530	1,887	2,137	2,480	2,575	2,754	2,536	2,715	2,837
Sales and marketing	1,720	1,978	2,116	2,370	2,771	3,001	3,214	3,287	3,909
General and administrative	2,013	2,134	2,173	2,286	2,402	2,599	2,807	3,489	3,134
Operating income	2,046	2,724	2,576	1,221	1,943	1,993	1,926	3,380	2,923
Interest (expense) income, net	(79)	(79)	(69)	(53)	(56)	(45)	(42)	(97)	1
Net income	1,967	2,645	2,507	1,168	1,887	1,948	1,884	3,283	2,924

Liquidity and Capital Resources

As of March 31, 2017, our principal sources of liquidity were cash and cash equivalents totaling $2.5 million and accounts receivable, totaling $14.5 million. Our cash and cash equivalents consist primarily of deposit accounts and money market funds.

Cash flow from operations has historically been sufficient to fund our day-to-day cash requirements. We generally extend customers net 30 payment terms following product shipment and we do not provide long-term financing. We use days sales outstanding, or DSO, as a measure of how efficiently we are managing the billing and collection of our accounts receivable balances. We calculate DSO by dividing our accounts receivable balance at period end by average daily invoicing for the relevant quarter. Generally, a lower DSO equates to a lower investment in accounts receivable and, therefore, more efficient use of capital. We work to reduce DSO in order to improve operating cash flows. Our DSO was 48.5 and 56.7 for the years ended December 31, 2015 and 2016, respectively, and 54.4 for the three months ended March 31, 2017.

We view inventory turns as an indicator of how well we are managing our inventory levels. We calculate inventory turns by dividing our cost of goods sold and services provided for the period by the average inventory balance for the period. Inventory turns are presented on an annualized basis. Higher inventory turns result in more working capital availability and a higher return on our investments in inventory. Inventory turns were 2.96 and 3.64 for the years ended December 31, 2015 and 2016, respectively, and 3.83 for the three months ended March 31, 2017.

As of February 21, 2013, we had available a revolving line of credit with Texas Capital Bank, National Association, or the TCB Revolving Facility, under which we could originally draw up to an aggregate maximum amount equal to the lesser of (i) $6.5 million or (ii) the sum of 80% of the value of Eligible Accounts and 50% of the value of Eligible Inventory (as each such terms are defined therein). On December 29, 2016, we amended the TCB Revolving Facility to increase the aggregate maximum amount available thereunder to $13.5 million, which may be increased by an additional $2.5 million. Beginning on December 29, 2017 and on each subsequent anniversary thereof until the maturity date of the TCB Revolving Facility on December 29, 2019, the maximum borrowing amount under the revolving line of credit will be automatically and permanently reduced by $1.15 million. Under the terms of the amended TCB Revolving Facility, borrowings may bear interest either at a “base rate” or a “LIBOR” rate, each as defined therein. The interest rate on the TCB Revolving Facility is, with respect to “base rate” loans, the base rate plus 0% and, with respect to “LIBOR” rate loans, LIBOR plus 2.75%. All borrowings and obligations owed to the lenders under the TCB Revolving Facility are collateralized by substantially all of our assets (other than 420 E. Exchange Parkway, LLC), a key man life insurance policy in the amount of $3.5 million, and 91.1% of our common membership interests. While there was no balance outstanding under the TCB Revolving Facility as of December 31, 2016, we made draws under the TCB Revolving Facility to finance initial construction costs of our new corporate headquarters prior to the execution of the TCB Construction Loan (as defined below) and, as a result, the outstanding balance under the TCB Revolving Facility is $4.0 million as of March 31, 2017.

On February 21, 2013, we also borrowed $6.0 million from Texas Capital Bank, National Association, or TCB, pursuant to a term note, or the TCB Term Loan. The TCB Term Loan accrued interest at the rate equal to the lesser of (i) the bank’s prime rate plus 1.00%, (ii) a minimum rate based on a funded debt to EBITDA ratio and (iii) the maximum interest rate chargeable by law and had a maturity date of February 21, 2018. On February 27, 2014, we refinanced a note payable with an outstanding balance of $3.0 million and rolled it into the TCB Term Loan, such that the outstanding balance of the TCB Term Loan was $8.3 million as of February 27, 2014. The refinanced TCB Term Loan was further amended on July 31, 2014. The TCB Term Loan accrues interest at the bank’s prime rate plus 1.00%, matures February 28, 2019, and is secured by our assets and 91.1% of our common membership interests. In December 2016, we used cash generated from operations to repay the entire outstanding balance of the TCB Term Loan and, as of December 31, 2016, there was no balance outstanding under the TCB Term Loan.

We are currently in the process of constructing our new corporate headquarters, which is due to be completed in May 2018. Our new headquarters will contain approximately 137,500 square feet of space and support up to 500 employees, with expansion capabilities of an additional 72,000 square feet and 250 more employees. We are financing construction with construction loans in an aggregate principal amount of $24.8 million provided by TCB and Origin Bank to 420 E. Exchange Parkway, LLC under a construction loan agreement dated as June 30, 2017, or the TCB Construction Loan, which amends and restates a $26.0 million promissory note dated January 27, 2017 in favor of TCB. The interest rate on the TCB Construction Loan is, with respect to “base rate” loans, the base rate plus 0% and, with respect to “LIBOR” rate loans, LIBOR plus 2.75%. On or before October 17, 2018, the TCB Construction Loan will be converted into a $24.8 million term loan, with a 20-year amortization period and a maturity date of June 30, 2027. The TCB Construction Loan and all obligations owed to the lenders thereunder are guaranteed by us and collateralized by substantially all of the assets of 420 E. Exchange Parkway, LLC.

We are required to comply with certain financial and non-financial covenants under the TCB Revolving Facility, including maintaining a fixed charge coverage ratio of Adjusted EBITDA to Fixed Charges (both as defined therein) of greater than 1.25 to 1.0, which is measured on a quarterly basis. Further, until amounts under the TCB Revolving Facility are repaid, we may not, subject to certain exceptions, (i) incur any additional debt, (ii) permit liens on our property, assets or revenues, (iii) make any distributions or other payments on our equity interests except for permitted tax distributions, (iv) redeem or otherwise acquire any of our equity interests, (v) issue equity other than to our employees, (vi) dispose of certain of our assets, (vii) amend our constituent documents and (viii) make certain changes to management. We must also (a) maintain a certain Leverage Ratio

(as defined therein) of greater than 4.0 to 1.0, (b) maintain a ratio of Adjusted EBITDA minus Discretionary Distributions (as defined therein) to Fixed Charges (as defined therein) greater than 1.10 to 1.0, (c) maintain a certain EBITDA (as defined therein), (d) not allow Capital Expenditures (as defined therein) to exceed $1.5 million and (e) maintain a certain minimum Asset Coverage (as defined therein) ratio of at least 1.5 to 1.0.

An event of default under the TCB Revolving Facility includes, among other events, (i) failure to pay principal or interest when due, (ii) breaches of certain covenants, (iii) any failure to meet the required financial covenants and (iv) an institution of bankruptcy, reorganization, liquidation or receivership. As of June 30, 2017, we were in compliance with all of the covenants under the TCB Revolving Facility.

We are also required to comply with certain financial and non-financial covenants under the TCB Construction Loan. The TCB Construction Loan includes substantially the same covenants and definition of event of default as those disclosed above with respect to the TCB Revolving Facility. As of June 30, 2017, we were in compliance with all of the covenants under the TCB Construction Loan.

Prior to the closing of this offering we will amend the TCB Revolving Facility and the TCB Term Loan to remove the restrictions on equity issuances, distributions and any other restrictions contained therein relating to the consummation of a public offering such as this one and we will obtain the discharge of all liens currently existing on the equity interests of Enforcement Video, LLC. Following the closing of this offering, only the shares held by our founder and Chief Executive Officer, or CEO, Robert Vanman, will serve as collateral for the TCB Revolving Facility.

Liquidity Outlook

Our cash flows from operating activities have historically been significantly impacted by profitability, extended warranty and software maintenance contracts received but deferred, and our investment in research and development to drive growth. Our ability to meet future liquidity needs will be driven by our operating performance, the extent of continued investment in our operations and the introduction of SaaS revenue in late 2017. We believe our existing cash and cash equivalents and cash provided by this offering will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months. Failure to generate sufficient revenue and related cash flows or to raise additional capital could have a material adverse effect on our ability to meet our liquidity needs and achieve our business objectives.

Depending on certain growth opportunities, we may choose to accelerate investments in sales and marketing, research and development, acquisitions, technology and services, which may require the use of proceeds from this offering for such additional expansion and expenditures. Actual future capital requirements will depend on many factors, including our future revenues, cash from operating activities and the level of expenditures in all areas of our business.

Cash Flows

The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2015 and 2016 and for the three months ended March 31, 2016 and 2017.

	Year ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(in thousands)
Net cash provided by (used in):
Operating activities	$8,323	$8,222	$2,807	$4,730
Investing activities	(593)	(1,474)	(356)	(5,183)
Financing activities	(6,267)	(8,438)	(2,385)	1,603

Operating Activities

For the three months ended March 31, 2017, net cash provided by operating activities was $4.7 million. Cash flows from operating activities resulted from net income of $2.9 million, net change in working capital of $1.5 million and depreciation and amortization of $0.1 million. Net income increased by 55.0% over the comparable period in 2016, primarily as a result of higher sales volume with respect to both our in-car video and body-worn camera systems combined with higher margins, which was partially offset by higher operating expenses. Working capital increased primarily as a result of an increase in deferred revenues of $1.1 million, which was driven by continued sales growth of hardware warranties and software maintenance contracts.

For the three months ended March 31, 2016, net cash provided by operating activities was $2.8 million. Cash flows from operating activities resulted from net income of $1.9 million, net change in working capital of $0.6 million and depreciation and amortization of $0.1 million. Net income decreased by 1.5% over the comparable period in 2015, primarily as a result of lower margins due to increased warranty costs and higher operating expenses, partially offset by an increase in sales volume. Working capital increased primarily as a result of an increase in deferred revenues of $0.6 million, which was driven by continued sales growth of hardware warranties and software maintenance contracts.

For the year ended December 31, 2016, net cash provided by operating activities was $8.2 million. Cash flows from operating activities resulted primarily from net income of $9.0 million and depreciation and amortization of $0.7 million, partially offset by a net decrease in working capital of $1.8 million. Net income increase by 8.6% over the comparable period in 2015, primarily as a result of higher sales volume with respect to both our in-car video and body-worn camera systems, which was partially offset by lower margins and higher operating expenses. The decrease in working capital primarily resulted from accounts receivable of $7.4 million, which was partially offset by accounts payable and accrued liabilities of $2.5 million and deferred revenue of $4.4 million. Deferred revenue was driven by continued sales growth of hardware warranties and software maintenance contracts.

For the year ended December 31, 2015, net cash provided by operating activities was $8.3 million. Cash flows from operating activities resulted primarily from net income of $8.3 million and depreciation and amortization of $0.5 million, partially offset by a net decrease in working capital of $0.4 million. Net income increased by 29.7% over the comparable period in 2014, primarily as a result of higher sales volume with respect to both our in-car video and body-worn camera systems combined with increased margins, which was partially offset by higher operating expenses. Working capital remained relatively flat compared to the same period in 2014 due to deferred revenue of $1.3 million that was partially offset by an increase in accounts receivables and inventory.

Investing Activities

For the three months ended March 31, 2017, net cash used in investing activities was $5.2 million. Net cash used in investing activities resulted primarily from $4.9 million in land and construction costs related to the new company headquarters and $0.3 million in equipment purchases.

For the three months ended March 31, 2016, net cash used in investing activities was $0.4 million. Net cash used in investing activities resulted primarily from $0.3 million in equipment purchases.

For the year ended December 31, 2016, net cash used in investing activities was $1.5 million. Net cash used in investing activities resulted primarily from $1.3 million in equipment purchases, which was primarily due to manufacturing tooling costs, automobile purchases for our sales team and computer purchases to accommodate increased headcount.

For the year ended December 31, 2015, net cash used in investing activities was $0.6 million. Net cash used in investing activities resulted primarily from $0.4 million in equipment purchases, which was primarily due to manufacturing tooling costs and computer purchases to accommodate increased headcount.

Financing Activities

For the three months ended March 31, 2017, net cash provided by financing activities was $1.6 million. Net cash provided financing activities resulted primarily from $4.0 million in borrowings against the line of credit, which offset $2.4 million used for distributions to common members for purposes of estimated tax payments.

For the three months ended March 31, 2016, net cash used in financing activities was $2.4 million. Net cash used in financing activities resulted primarily from $1.5 million in distributions to common members for purposes of estimated tax payments and $0.9 million in payments against the term loan.

For the year ended December 31, 2016, net cash used in financing activities was $8.4 million. Net cash used in financing activities resulted primarily from $4.3 million in payments against the term loan and $4.5 million used for distributions to common members for purposes of estimated tax payments.

For the year ended December 31, 2015, net cash used in financing activities was $6.3 million. Net cash used in financing activities resulted primarily from $3.7 million in distributions to common members for purposes of estimated tax payments and $2.7 million in payments against the term loan.

Contractual Obligations

Our principal commitments primarily consist of our leases for office space. We discuss our commitments and contingencies in Note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

As of December 31, 2016, the future non-cancelable minimum payments under these commitments were as follows:

		Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations:
Facilities space	$1,128	$532	$596	$—	$—

Total	$1,128	$532	$596	$—	$—

Off-Balance Sheet Arrangements

Through December 31, 2016, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

We had cash and cash equivalents totaling $2.5 million as of March 31, 2017. We consider all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The amount was invested primarily in deposit accounts and money market funds. The cash and cash equivalents are held for working capital purposes.

As of March 31, 2017, we had $4.0 million of borrowings outstanding under the TCB Revolving Facility. The interest rate on the TCB Revolving Facility is LIBOR plus 2.75%, or 3.73% as of March 31, 2017.

On January 31, 2017, we entered into an interest rate swap agreement with TCB, pursuant to which we will make monthly fixed rate payments at 5.445% on a notional amount of $26.5 million beginning September 1,

2018. This swap agreement was modified on June 30, 2017 to monthly fixed payments at 5.495% on a notional amount of $24.8 million beginning September 1, 2018.

We do not have any material exposure to exchange rate fluctuations or to inflation.

New and Revised Financial Accounting Standards

The JOBS Act permits emerging growth companies such as us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We will avail ourselves of this relief.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we continually evaluate our estimates and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results may differ from these estimates made by management under different assumptions and conditions.

Revenue Recognition

We sell our products and services to law enforcement and commercial customers. Sales to customers are made through our sales force, comprised of employees and independent contractors, either directly to the end customer (typically a law enforcement agency or a commercial customer) or through a reseller. Revenue includes the sale of physical products, corresponding extended warranties and other related accessories. Revenue also includes subscriptions to our software and software maintenance contracts, which gives the customer the right to future enhancements. We also recognize product repair revenue and other professional service revenue.

Revenue from the sale of products is recorded when the product is shipped, title and risk of loss have transferred to the purchaser, payment terms are fixed or determinable and payment is reasonably assured. Revenue is recognized upon shipment of the product and acceptance of the service or materials by the end customer. Product revenue is recorded when the product is shipped to the end customer. Sales taxes collected on products sold are excluded from revenue and are reported as an accrued expense in the accompanying balance sheets until payments are remitted.

Revenue for extended warranty and other software maintenance contracts are treated as deferred revenue and recognized over the term of the contracted warranty or service period on a straight line method.

When free products are offered as part of multiple deliverable transactions, total consideration is separated and allocated between the elements.

Multiple element arrangements consisting of product, software, software maintenance and extended warranties are offered to our customers. Revenue arrangements with multiple deliverables are divided into separate units and revenue is allocated using the relative selling price method based upon vendor-specific objective evidence of selling price or third-party evidence of the selling prices if vendor-specific objective evidence of selling prices does not exist. If neither vendor-specific objective evidence nor third-party evidence exists, management uses its best estimate of selling price. The majority of our allocations of arrangement consideration under multiple element arrangements are performed using vendor-specific objective evidence by utilizing prices charged to customers for deliverables when sold separately.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.

We consider the following factors when determining the collectibility of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectibility. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. We also calculate a percentage of total accounts receivable to be potentially uncollectible based on our estimates and assumptions each year.

Based on our assessment, we provide for estimated uncollectible amounts through a charge to general and administrative expense and a credit to a valuation allowance. Balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Inventories

Inventories consist of material, direct labor, and manufacturing labor and overhead and are stated at the lower of cost or fair market value and include provisions for obsolescence commensurate with known or estimated exposures to reduce their net realizable value. Cost is determined using the first-in, first-out, or FIFO, method.

Warranties

We provide product warranties for specific products and accrue for estimated future warranty costs in the period in which the revenue is recognized. Provision for estimated warranty costs is charged to costs of good sold and services delivered when revenue is recorded for the related product made in the period in which such costs become probable and is periodically adjusted to reflect actual experience. We warrant our products against defects in design, materials, and workmanship generally for one to five years. A provision for estimated future costs related to warranty expense is recorded when products are shipped. Our warranty accruals are based on our best estimates of product failure rates and unit costs to repair. Costs related to extended warranties are charged to costs of goods sold and services delivered when incurred. The amount of accrued warranty costs as of December 31, 2015 and 2016 was $280 and $609, respectively, and is included in “Accrued expenses” on the accompanying consolidated balance sheets. Based on the information available, we believe the accrual for warranty costs at December 31, 2015 and 2016 is adequate; however, actual expenses may exceed the amounts recorded.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to us but which will only be resolved when one or more future events occur or fail to occur. Along with our legal counsel, we assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, our legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 requires entities to recognize revenue through the application of a five-step model, which includes identification of the contract, identification of the performance obligations, determination of the transaction price, allocation of the transaction price to the performance obligations and recognition of revenue as the entity satisfies the performance obligations. Subsequently, the FASB issued the following accounting standard updates related to Topic 606, Revenue Contracts with Customers:

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ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) in March 2016. ASU 2016-08 does not change the core principle of revenue recognition in Topic 606 but clarifies the implementation guidance on principal versus agent considerations.

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ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing in April 2016. ASU 2016-10 does not change the core principle of revenue recognition in Topic 606 but clarifies the implementation guidance on identifying performance obligations and licensing.

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ASUs No. 2016-12 and 2016-20, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. These ASUs do not change the core principle of revenue recognition in Topic 606 but clarifies the implementation guidance on a few narrow areas and adds some practical expedients to the guidance.

The amendments are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual reporting periods beginning after December 15, 2018. We are evaluating what impact, if any, the adoption of this ASU will have on the consolidated financial statements.

In August 2016, the FASB issued guidance to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new amendment is effective for financial statements issued for fiscal years beginning after December 15, 2017 and interim periods within those periods, with early adoption permitted. We are currently evaluating the impact that this standard will have on our statement of cash flows.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes: (Topic 740).” This update aligns the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards, which requires deferred tax assets and liabilities to be classified as noncurrent in a classified balance sheet. The current requirement that deferred tax liabilities and assets be offset and presented as a single amount is not affected by the amendments in this update. The amendments in this update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures upon conversion to a C-corporation.

In February 2016, the FASB issued an amendment related to leases. The new guidance requires the recognition of lease assets and lease liabilities by lessees for all leases greater than one year in duration and classified as operating leases under previous guidance. The new standard is effective for annual periods beginning after December 15, 2018 and interim periods within those periods, with early adoption permitted. This new guidance must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. As of December 31, 2015 and 2016, our undiscounted minimum contractual commitments under long-term operating leases, which were not recorded on the consolidated balance sheets, were $1.6 million and $1.1 million, respectively, which is an estimate of the effect to total assets and total liabilities that the new accounting standard would have as of those dates. We are currently evaluating the impact that this standard will have on our financial condition, results of operations, and cash flows.

In July 2015, the FASB issued guidance requiring inventory to be measured at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This guidance is effective prospectively for annual reporting periods beginning after December 15, 2016, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We adopted this guidance effective January 1, 2017 and it did not have a material impact on our consolidated financial condition, results of operations or cash flows.

BUSINESS

Overview

We are the leading provider of mobile video solutions for law enforcement. Our products include in-car video systems, body-worn cameras and evidence management software. Our high-performance video solutions capture an accurate and unbiased view of officer interactions with the public. Our solutions increase transparency and accountability, improve trust between law enforcement agencies and the communities they serve, reduce agency liability and advance the judicial process. We have supplied our products to approximately one-third of all law enforcement agencies in the United States and Canada, including five of the 15 largest law enforcement agencies.

Video evidence has become an increasingly integral part of effective law enforcement and the justice system. Such evidence can simplify and strengthen the legal process by reducing reliance on eyewitness testimony and bystander video, both of which are often incomplete and open to question. Bystander video is frequently recorded from a distance, captures only one vantage point and in many cases, provides a partial account of a longer, more complex sequence of events. The presence of a law enforcement video system helps ensure that the “whole picture” of an incident is available. In recent years, high profile incidents, such as those in Ferguson, Missouri, Baton Rouge, Louisiana and Falcon Heights and Minneapolis, Minnesota, have further increased awareness and demand for video evidence solutions.

The use of mobile video solutions by law enforcement has received substantial support from the law enforcement community, the public, and federal, state, county and local governments. The U.S. Department of Justice recognizes body-worn cameras as a strategy for law enforcement to improve officer and public safety, reduce crime and improve trust between police and the citizens they serve. A 2014 study published by the University of Cambridge suggests that both officers and civilians tend to exhibit better behavior when they know their interactions are being recorded. Further, a national study conducted by the University of Nevada Las Vegas in 2015 found that a majority of respondents were supportive of body-worn camera use by law enforcement officers. The U.S. federal government has historically made grants available to law enforcement agencies nationwide. These federal grants can be utilized by states, urban areas and other agencies to fund the acquisition of specific technology solutions, including in-car video systems, body-worn cameras and digital evidence management software. Both the frequency and diversity of departments making such grants available have grown. For instance, the U.S. Department of Homeland Security has created a grant program with over $1.0 billion in funding available for 2017.

Our history of innovation positions us at the forefront of fulfilling the video evidence needs of modern law enforcement. Since shipping our first product in 2005, we have pioneered purpose-built products that transform the way law enforcement captures, manages, stores and shares video evidence. As the innovation leader in the industry, we developed the first direct-to-DVD in-car video system, the first high definition in-car video system and the first technology that enables recovery of video evidence even if an officer fails to initiate recording. Our long track record of innovation led to the development of the first integrated and synchronized in-car and body-worn camera solution. Our platform includes the following industry-leading features:

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Integration among our DVR-based in-car video and body-worn camera solutions that captures incidents from multiple vantage points by automatically linking and enabling recording across all cameras and provides fully synchronized playback technology, allowing an incident to be reviewed simultaneously from multiple recorded angles;

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Record-After-the-Fact technology that allows our cameras to continuously capture background video to ensure critical incidents will be captured even when the camera recording function is not initiated;

•	Multiple-resolution recording that enables agencies to save critical events in high definition while reducing overall storage costs; and

•	Ultra-wide dynamic range camera technology that combines a dark and light image into a single video frame to create an ideal exposure.

Our latest generation of products include our 4RE HD in-car cameras, VISTA WiFi body-worn cameras, our Evidence Library evidence management platform and EvidenceLibrary.com, our soon to be released cloud-based SaaS platform.

We engineer, design, develop and manufacture all of our products in-house from our headquarters in Allen, Texas. Our team of 70 engineers, who comprise more than a quarter of our organization, create our products from the ground up using custom electrical and firmware designs. Unlike many of our industry peers who rely upon basic reference designs supplied by major chip vendors, we utilize a custom design and development approach that enables our engineers to create differentiated, innovative, high-performance and feature-rich products. We invest significantly in research and development, which represented 13.7% of our net revenues in each of the years ended December 31, 2015 and 2016.

We distribute our products primarily through an in-region, direct sales force model that offers us regular face-to-face interaction with law enforcement agencies and provides us with significant insight into potential sales opportunities across the United States, Canada, the United Kingdom and Mexico. We have sold over 80,000 in-car video systems since we began shipping our first-generation product in 2005 and over 26,000 body-worn cameras since we began shipping our VISTA body-worn camera in 2015. Our mobile video solutions have been purchased by over 6,500 of the approximately 18,000 federal, state, county and local law enforcement agencies in the United States and Canada.

We have experienced strong revenue growth in recent periods. For the years ended December 31, 2015 and 2016, our net revenues were $58.2 million and $77.1 million, respectively, representing year-over-year growth of 32.6%. This growth was supported by sales of 9,284 in-car video systems and 6,389 body-worn cameras in 2015 and 10,720 in-car video systems and 12,643 body-worn cameras in 2016, representing year-over-year growth of 15.5% for in-car video systems and 97.9% for body-worn cameras. Our net income for the years ended December 31, 2015 and 2016 was $8.3 million and $9.0 million, respectively, and our pro forma net income (after provision for income taxes) for the year ended December 31, 2016 was $6.4 million. Our adjusted EBITDA for the years ended December 31, 2015 and 2016 was $9.2 million and $10.7 million, respectively. Adjusted EBITDA is a non-GAAP financial measure. Net income is the most directly comparable measure calculated in accordance with U.S. GAAP. See “Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and a reconciliation of net income to adjusted EBITDA.

Our Market Opportunity

Since 2014, several high-profile law enforcement incidents have captured widespread attention. Notable incidents in Ferguson, Missouri, and more recently in Baton Rouge, Louisiana and Falcon Heights and Minneapolis, Minnesota, captured national attention for both the action of law enforcement and the ensuing public protests. In these and other similar incidents, formal complaints and criminal charges were filed against law enforcement agencies and officers alleging misconduct, including excessive use of force. In each incident, facts around what actually transpired were unclear due to a lack of quality video evidence. Instead, investigators were left to rely on officer testimony, eyewitness accounts and bystander video evidence when available. In certain cases, officer and eyewitness testimony conflicted, and bystander video was often recorded from a single vantage point, at a distance, in low-resolution with poor audio quality, failing to capture precipitating circumstances or the complete sequence of events.

In 2015, President Barack Obama’s administration announced a three-year investment to prompt the deployment of body-worn cameras for law enforcement agencies in an effort to provide more transparency and accountability to citizens. The initiative, named the Body-Worn Camera Program, included investments totaling over $41 million during 2015 and 2016 to purchase 38,120 body-worn cameras for police officers throughout the United States, training for law enforcement, and additional resources for law enforcement agencies. The proposed SOSC Act would provide additional funding for the Body-Worn Camera Program through 2022.

Similar to the Body-Worn Camera Program, the SOSC Act, if passed, will authorize a new grant at the U.S. Department of Justice providing approximately $100 million in annual funding. Additionally, the U.S. federal government has historically made grants available to law enforcement agencies nationwide. Both the frequency and diversity of departments making such grants available have grown. For instance, the U.S. Department of Homeland Security has created a grant program with over $1.0 billion in funding available for 2017.

We believe that growth in our target markets has been, and will continue to be, driven by demand for high quality video evidence that provides both the general public and law enforcement greater transparency and accountability in law enforcement incident reporting. We primarily target the in-car video and body-worn camera segments within the mobile video solutions market.

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In-car video. As the industry continues to mature, we believe there will be increasing awareness and demand for higher quality video evidence as well as additional product features and capabilities. As the leader in the mobile video solutions market for law enforcement, we believe that we are well-positioned to leverage our track record in innovation to increase our market share by expanding our platform capabilities.

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Body-worn camera. We believe we can leverage our leading position in the in-car video market to gain market share in the growing body-worn camera market by delivering a fully integrated in-car video and body-worn camera solution.

Law enforcement agencies have begun to realize significant social and economic benefits from adopting body-worn and in-car video camera solutions. A recent report published by Gartner, Inc. entitled “Forecast Analysis: IoT Endpoints—Sensing, Processing and Communications Semiconductors, Worldwide, 2016 Update” (Jan 2017) states that “Video from BWCs (body-worn cameras) can make both police and citizens be more accountable for their actions. Deployments of BWCs may decrease the number of complaints against officers, reducing costs of more than $1,000 per complaint for follow-up.” In another study conducted by the Rialto (California) Police Department, the number of citizens’ complaints against officers dropped by 87.5% and use-of-force incidents dropped by 59% after a 12-month deployment of body-worn cameras. Body-worn cameras may also significantly reduce the legal and investigative costs arising from complaints against police officers.

We believe that many international markets offer significant opportunities for growth. The United Kingdom is another leading country for body-worn camera deployments. By leveraging our leading domestic technical expertise and experience, we believe we are well-positioned to enter additional international markets.

In addition to expanding geographically, we intend to further expand into adjacent markets outside of law enforcement, such as armored car transportation and correctional institutions. Our solutions can also be utilized to support non-adjacent markets, such as transit security officers and security guards.

Our Solution

We provide a comprehensive video evidence management solution for law enforcement. Our best-in-class integrated hardware and software solutions serve our law enforcement customers’ end-to-end video evidence management needs, enabling them to easily and securely capture, manage, store and share high-quality video evidence.

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Capture: Our integrated and synchronized platform enables our in-car and body-worn cameras to intelligently collaborate to simultaneously capture an incident from up to 14 vantage points, ensuring that the “whole picture” is available for review and analysis. When any camera in the system initiates a recording, the other cameras automatically sense the change in status and may begin recording based upon a configuration of pre-set evaluation criteria. Our rugged in-car and body-worn cameras are purpose-built to withstand the harsh realities of law enforcement and feature simple and intuitive controls. Our cameras are outfitted with ultra-wide dynamic range, high definition camera technology to produce superior image quality, as well as Record-After-the-Fact technology that continuously captures video in the background to ensure video of critical incidents will not be lost if an officer fails to activate recording while responding to an incident.

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Manage: Our video evidence management solution allows video evidence to be transferred seamlessly from our devices to our video evidence management platform. Events can be categorized using agency-determined designations on the camera in the field or upon returning to the station on a computer installed with our evidence management software. Video evidence can later be easily searched, reviewed and shared. Additionally, our SmartConnect application adds convenience and flexibility by allowing officers to use a mobile device to review and categorize videos that were recorded on a VISTA WiFi body-worn camera. Our devices incorporate automatic features, including wireless uploading and event-linking, which reduce the administrative burden on officers and enhance the evidentiary production and review process. Our fully synchronized playback technology allows multiple, linked recordings of an incident to be reviewed simultaneously.

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Store: Our storage solutions allow agencies the flexibility to store captured events on-premise, in the cloud, or both, reflecting our commitment to providing our customers with end-to-end solutions best suited to their particular needs. On average, a small fraction of captured video evidence is ever requested for review, and such requests are usually made within the first 10 days following an event. Without a plan to actively manage video evidence, the vast majority of an agency’s inactive video evidence could be held on its most expensive storage devices. Our automated multi-tier storage capability within Evidence Library 4 Web intelligently migrates video evidence to the most efficient storage device based on cost, policy and use. The system matches video evidence retention requirements to the event category the officer has assigned to each recorded event. Using rules set by the agency, all events within a category migrate from one tier of storage to another before being purged or moved into long-term archival storage. For instance, a traffic citation event may be uploaded and stored in high-cost, high-performance local solid state drives for 10 days before migrating to lower-cost, lower-performance local hard disk drives for 30 days and then purged. Likewise, a driving under the influence, or DUI, event may follow the same initial path, but end up in a cloud-based account for a mandatory two-year archival period.

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Share: Our CLOUD-SHARE solution enables customers to share evidence with attorneys or any other authorized third party in seconds in the cloud from Microsoft Azure Government CJIS-compliant data centers. CLOUD-SHARE can also generate time-expiring links to video recordings or case files. Freedom of Information Act, or FOIA, requests have become increasingly common and often require personally identifiable information to be redacted in order to mitigate potential privacy concerns. Our easy-to-use, high-performing video and audio redaction software, REDACTIVE, helps ensure proper and timely compliance with FOIA requests by utilizing sophisticated automated face detection technology to revolutionize a traditionally manual, time-consuming task.

Our Strengths

We have established a leadership position in the mobile video solutions market and offer the following key competitive strengths:

Our Integrated and Synchronized DVR-Based In-Car Video and Body-Worn Camera Solution

Our “ground-up” approach to product design and our commitment to investing in research and development enabled us to develop the first integrated and synchronized in-car video solution in the law enforcement market. Our in-car and body-worn cameras operate together as a single system, intelligently collaborating to capture an incident automatically from multiple, synchronized vantage points. Our system is equipped with Record-After-the-Fact technology, allowing cameras to continuously capture video in the background even if an officer fails to activate the camera’s recording feature. Additionally, our integrated video system is equipped with multiple-resolution recording, and our ultra-wide dynamic range camera technology combines a dark and light image into a single video frame to create an ideal exposure. These competitive features collectively set us apart from our competitors.

Premium Brand Trusted by Law Enforcement

We are the leading provider of mobile video solutions for law enforcement. Our suite of comprehensive solutions capture, manage, store and share evidence with industry-leading quality, efficiency and durability. Our high-performance products are purpose-built to withstand the harsh realities of law enforcement in the field, which has helped establish our reputation as a premium brand in the market. Our market leadership and premium brand are significant competitive differentiators as we go to market. We are trusted by more than 6,500 law enforcement agencies that have purchased our products, including some of the largest and most influential law enforcement agencies in the United States and Canada. They include the California Highway Patrol, Detroit Police Department, Pennsylvania State Police, Royal Canadian Mounted Police and Texas Department of Public Safety.

Long-Standing Relationships with Significant Installed Base of In-Car Video Customers

We have deep and long-standing relationships with many of our customers, including an average of eight years with our 10 largest. We have sold over 80,000 in-car video systems since we shipped our first product in 2005, and our long-term customers include five of the 15 largest law enforcement agencies in the United States and Canada. The majority of our all-time top 200 customers have purchased our products in more than six of the last 9.5 years (January 1, 2008 to June 30, 2017). We believe the mass adoption of our in-car video solution gives us a substantial base of customers to leverage in cross-selling our VISTA body-worn camera solution. Additionally, our in-region, high-touch sales model offers us regular interaction with key decision-makers at our existing and prospective customers, further strengthening and expanding our base of customers. These relationships are further enhanced by our 24-hour-a-day, seven-day-a-week customer support help desk.

Dedication to Innovation and Growing Intellectual Property Portfolio

We were the first to introduce numerous innovative solutions such as our direct-to-DVD in-car video system, high definition in-car video system and Record-After-the-Fact technology. A key driver behind our track record of innovation has been our substantial investment in research and development, which represented 13.7% of our net revenues in each of the years ended December 31, 2015 and 2016. This investment has enabled us to produce state-of-the-art products while attracting and retaining top talent. Our team of 70 engineers, which comprises over a quarter of our organization, creates our products from the ground up using custom electrical and firmware designs. Our custom design and development approach enables our engineers to create differentiated, innovative, high-performance and feature-rich products, which distinguishes us from many of our industry peers who rely upon basic reference designs supplied by major chip vendors. We hold 16 issued and 15 pending U.S. patents. We intend to maintain our commitment to research and development spending in order to further enhance our position as an innovation leader within the industry.

Experienced Management Team and Strong Company Culture

Members of our management team have more than 12 years of industry experience on average, and together they bring deep and diverse skill sets that have contributed to our success to date. Prior to founding WatchGuard, our Chief Executive Officer, Robert Vanman, started several businesses focused on serving law enforcement customers. Under his leadership, our employee headcount has doubled over the past five years. Collectively, our senior management team has over 55 years of experience with WatchGuard and over 100 years of experience serving the law enforcement industry. Our corporate culture is purpose-driven and dedicated to community service, which we believe attracts a strong employee base. Each of our employees receives three paid days per year to serve a non-profit organization of his or her choice. Our employees have chosen to support numerous charities near our Allen, Texas headquarters, and globally, our employees have funded and built approximately 165 water wells in Burundi, Africa.

Our Growth Strategies

The elements of our strategies to extend our leadership position include the following:

Leverage Our Leading Position in the In-Car Video Market to Sell Our Body-Worn Cameras

We have built a significant presence in the U.S. and Canadian in-car video solutions market by selling our 4RE in-car video solutions to approximately 4,000 law enforcement agencies. Of those agencies, less than 30% were also customers for our body-worn camera solutions as of June 30, 2017. We believe that as our in-car customers adopt body-worn cameras, they will increasingly select us as their body-worn camera vendor due to the strength of our product offering and their preference for a single integrated solution. We estimate the hardware revenue opportunity alone from cross-selling body-worn cameras to each of our existing 4RE customers to be approximately $190 million, exclusive of software, storage and hosting.

Expand Our Leading Position in the United States and Canada In-Car Market

One of the many driving forces behind our expansion in the U.S. and Canadian in-car video solutions market is our dedicated in-region, direct sales force, which maintains strong relationships with key decision-makers at our existing and prospective customers. We are able to gain significant insight into a breadth of potential sales opportunities through these relationships. Our sales force continuously focuses on high-touch, in-field marketing opportunities in order to showcase our solutions to law enforcement agencies. We also routinely host and participate in a variety of trade shows, leadership seminars, focus groups, workshops and other industry events. We will seek to expand our leading position by identifying new opportunities and winning business from our competitors to our best-in-class, integrated solution.

Continue to Introduce Innovative Solutions and Expand Our Product Capabilities

We relentlessly pursue our goal of developing the world’s most comprehensive mobile video solution for law enforcement. To stay at the forefront of our industry, we are focused on continuous product innovation and leadership. We have sold over 39,000 4RE video systems since we began shipping in October 2010 and have also sold over 26,000 VISTA body-worn cameras since we began shipping in March 2015. We regularly deploy software updates to our customers to further enhance the capabilities of our products in the field, and we have a strong pipeline of next-generation in-car and body-worn cameras under development. Further, we plan to commence booking orders for our fully hosted cloud-based SaaS evidence management solution, EvidenceLibrary.com, in the fourth quarter of 2017, with deployments to begin in the first quarter of 2018. The introduction of both our 4RE in-car video platform and our integrated in-car and body-worn camera solution increased our revenue growth rate.

Expand into Additional International Markets

We plan to pursue expansion opportunities in international markets where the local culture and political environment support video capture as an evidentiary tool. We have realized initial success selling our video evidence management solutions to law enforcement agencies outside the United States and Canada, including the fourth largest police department in England and Wales and several agencies in Mexico. We have also begun localizing our products to be sold in additional foreign jurisdictions.

Expand Product Applications to Adjacent Markets

We believe that markets adjacent to the law enforcement industry, such as armored car transportation and correctional facilities, represent significant growth opportunities for our business. We have begun to sell our products to customers in these adjacent markets. For example, The Brink’s Company uses our body-worn cameras as part of its armored car security strategy and certain state and local law enforcement agencies have begun adopting our body-worn camera solutions into their correctional facilities. We believe we can further expand our presence in these and other markets where video evidence capture and product durability are critical to mission execution, loss prevention and security.

Opportunistically Pursue Strategic Acquisitions

We intend to selectively pursue acquisitions of complementary businesses, technologies, products and teams in order to add additional features and functionality to our existing product portfolio, expand our product offering and penetrate new markets. We continuously evaluate opportunities to allow us to further drive growth as we seek to identify acquisitions that will offer value to our existing and prospective customers.

Our Products

We design, manufacture and sell in-car video systems, body-worn cameras and evidence management software. Our products are purpose-built for law enforcement, allowing officers to easily capture, manage, store and share an accurate and unbiased account of incidents. Our solution was the first fully integrated and synchronized DVR-based in-car and body-worn camera system on the market. Our products are manufactured with industrial grade electronic components and use high quality materials such as cast magnesium, polyurethane rubber and ultra-hard resins. Unlike nearly all of our competitors, we create custom electrical and firmware designs from the ground up rather than basing our products upon reference designs supplied by major chip vendors. Our custom approach provides a more flexible design platform that enables the development of differentiated, innovative, high-performance and feature-rich products.

Camera Systems

4RE HD In-Car Video System

Our 4RE HD in-car video system is an integrated, synchronized, multiple resolution, multiple camera, redundant drive system. First introduced in 2010, 4RE is the best-selling in-car video system in the law enforcement video industry. We offer three different 4RE HD cameras: the Zero Sight-Line camera, which is positioned out of sight behind the rearview mirror, the HD Mini Zoom camera with a 12x optical zoom, and the Panoramic X2 camera with an adjustable primary camera and a fixed panoramic camera.

Secondary in-car cameras can be added to the system to provide a full, 360-degree view around the law enforcement vehicle. Our VISTA body-worn cameras can also be integrated into the system as secondary cameras. Our in-car touch screen display features intuitive camera controls and automatically changes to optimally display the view of each active camera.

With our 4RE HD system, video evidence is uploaded automatically to the WatchGuard Evidence Library server with no action needed from the officer. 4RE uses an industrial grade radio for wireless uploading to the WatchGuard Evidence Library server, which achieves transfer speeds fast enough to upload an hour of video in less than three minutes. The 4RE HD system employs redundant drives so that video is continuously recorded to the internal hard drive and event data is also written to the removable USB flash drive located in the car, minimizing the risk of losing evidence. In addition, firmware updates are wirelessly and automatically deployed to keep our devices up-to-date and secure.

Our 4RE HD in-car video systems offer the following key features:

•	Ultra-wide dynamic range camera technology, which combines a dark and light image into a single video frame to create an ideal exposure;

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Our patented multiple-resolution recording technology, which simultaneously records in both high definition and standard definition, allows important incidents to be automatically saved in high definition and routine events to be automatically saved in standard definition based on the incident classification. This multiple-resolution technology greatly reduces the extra cost and transfer time associated with high definition video;

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Record-After-the-Fact technology, which allows cameras to continuously capture background video to ensure video of critical incidents will not be lost if an officer fails to activate the camera’s recording function while responding to an incident;

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In-field incident categorization, which allows an officer to quickly categorize an incident by toggling through a list of agency-defined incidents. This feature ensures simple and efficient back-office evidence management and improves the ability to manage and find recordings on the WatchGuard Evidence Library server;

•	Integrated GPS technology that enables the location of a patrol vehicle to be tracked, and ensures tight synchronization between 4RE and VISTA WiFi recordings;

•	Purpose-built design with simple, one-touch recording; and

•	Industrial-grade electronic components and high-quality materials.

DV-1 Direct-to-DVD In-Car Video System

Our DV-1 direct-to-DVD in-car video product is our original in-car video recording system, which we began shipping in 2005. The DV-1 system allows video recording directly to DVD without the need for a server, transfer station or IT support. We released a modular version of the DV-1 camera in 2006, a second generation DV-1 in-car system in 2008, and an Evidence Library DVD Cataloging evidence management system in 2009. The DV-1 system includes a front zoom-lens camera and an infrared cabin camera, both of which record in color. DV-1 is an ideal stand-alone solution that is easy to use and deploy by agencies of any size.

VISTA Body-Worn Cameras

Our VISTA body-worn camera was released in 2015 to address the growing demand for body-worn cameras. Our VISTA camera is available in a standard and extended battery life capacity. In 2016, we released our VISTA WiFi body-worn camera, which is a key part of our integrated in-car and body-worn camera solution. VISTA WiFi recordings are automatically synchronized with 4RE recordings, enabling audio from outside of the vehicle to be played along with in-car video recordings and eliminating the need for officers to wear a separate wireless microphone.

Our docking systems upload and recharge VISTA cameras, and our rapid checkout kiosk screen assigns cameras to officers in seconds, streamlining the checkout process. Our ethernet transfer stations support Dock & Go™, which enables fully automatic uploading without any action needed from the officer. Dozens of ethernet transfer stations can be simultaneously operated in multiple locations and managed with Evidence Library 4 Web.

Our VISTA body-worn cameras offer the following key features:

•	Ultra-wide dynamic range camera technology, which combines a dark and light image into a single video frame to create an ideal exposure;

•	Selectable resolution, with both high definition and standard definition capabilities;

•

Record-After-the-Fact technology, which allows cameras to continuously capture background video to ensure video of critical incidents will not be missed if an officer fails to activate the camera’s recording function while responding to an incident;

•

In-field incident categorization, which allows an officer to quickly categorize an incident by toggling through a list of agency-defined incidents labels. This feature ensures simple and efficient back-office evidence management and improves the ability of an agency to manage and find recordings on the WatchGuard Evidence Library server;

•	Integrated GPS receiver to ensure precise time keeping and to record the officer’s coordinates;

•	Automatic event linking with recordings from a paired 4RE in-car camera system;

•	Purpose-built design with simple, one-touch recording;

•	Industrial-grade electronic components and high-quality materials such as cast magnesium, polyurethane rubber and ultra-hard resins;

•	A sophisticated acoustic foam chamber to block most wind noise:

•	Extended battery life (approximately 19 hours of standby operation) potentially allowing officers to use the extended capacity version of our VISTA camera for multiple shifts on a single charge;

•	“Covert” mode, which disables the LED lights and silences audible indicators to ensure the camera does not reveal an officer’s location;

•

A wide range of high-quality quick release mounting attachments, which allow the camera to be secured to the officer’s clothing or mounted on a tripod or RAM accessories and utilize a quick release mounting system; and

•	A 130-degree wide angle rotating lens turret for optimal capture from any mounting location.

4REm Motorcycle System

Our 4REm Motorcycle system integrates the industry-leading features of our 4RE in-car video system with a weatherproof, sunlight-readable display and camera designed to withstand the harsh environments experienced by law enforcement motorcycle fleets.

4RE Interview Room System

Our 4RE Interview Room system incorporates our trusted 4RE technology and Record-After-the-Fact technology to capture critical audio and video evidence.

Evidence Management Software

Our evidence management software applications are sold in support of our in-car video and body-worn camera solutions and are not offered independently. An officer who captures four hours of video during a shift would use between 4GB and 18GB of data, and each video may be subject to a mandatory evidence retention period, giving rise to a need for an efficient storage solution. Our intelligent system integrates our multiple-resolution recording technology, in-field event categorization and automatic event-linking to ensure that larger high definition files are saved only for important incidents, thereby reducing overall storage costs.

EvidenceLibrary.com, Our Cloud-Hosted SaaS Solution

In the fourth quarter of 2017, we plan to commence booking orders for EvidenceLibrary.com, our fully hosted, SaaS evidence management solution that will operate on the Microsoft Azure Government platform, a storage service exclusively for U.S. federal, state, local and tribal government agencies and their partners, which is compliant with the security requirements of CJIS. We expect deployments of EvidenceLibrary.com to begin in the first quarter of 2018. EvidenceLibrary.com is a multi-tenant, highly scalable solution with built-in security and redundancy, alleviating substantial management burdens on IT resources.

Evidence Library 4 Web with CLOUD-SHARE, Our On-Premise and Hybrid Solution

Evidence Library 4 Web, or EL4WEB, with CLOUD-SHARE is our enterprise class, on-premise evidence management platform. EL4WEB supports both on-premise and hybrid (on-premise server and cloud) storage. EL4WEB is highly scalable and supports thousands of users.

EL4WEB offers the following key features:

•	Synchronized playback to allow review of videos from multiple perspectives in full screen, in separate windows or side-by-side;

•	Integrated case management for all types of digital evidence, including photos, documents, other video formats and reports;

•	Detailed audit log for a searchable view into file or case history; and

•	CLOUD-SHARE to instantly share video or case evidence with authorized recipients outside the confines of an agency’s network, such as attorneys, members of the media and defendants.

ELX-3, Our Single PC Solution

ELX-3 is a feature-rich, simple-to-use video management system designed for small agencies or geographically distributed state patrols that do not require wireless uploading or support for remote (or networked) clients. ELX-3 uses USB flash drives and USB docks to transfer data and can support one or multiple officers. Customers can use ELX-3 to manage their 4RE and VISTA WiFi camera systems and all of the associated video data on a single computer without the need for servers.

Watch Commander Live Video Streaming Software

Our Watch Commander live video streaming application provides for complete situational awareness by utilizing live streaming video and audio from wirelessly connected 4RE camera systems. The Watch Commander application can be utilized on a desktop computer or a mobile device. Our live video streaming allows supervisory officers to see and hear what is happening as a situation unfolds.

CLOUD-SHARE

CLOUD-SHARE allows customers to share evidence electronically in seconds, eliminating the need to create physical DVDs of video evidence. Key features include time-expiring links with three types of security options and a dashboard for the law enforcement agency and district attorneys.

REDACTIVE

REDACTIVE is an easy-to-use and high-performing redaction tool, with automated tools to blur faces, text or objects and includes the ability to mute any portion of an audio recording. The software also allows forward and backward searching of any selected object at any point in the video, speeding the time to completion and delivery.

Customers

As of June 30, 2017, we have supplied our products to approximately one-third of all law enforcement agencies in the United States and Canada, including five of the 15 largest law enforcement agencies in the United States and Canada. Over the last three fiscal years, we have shipped our products to customers located in all 50 U.S. states.

Our 10 largest customers based on total historical revenues (and the year in which our relationship began) are as follows:

•    The California Highway Patrol (2009)

•    The Georgia Department of Public Safety (2008)

•    The Illinois State Police (2008)

•    The Minnesota State Patrol (2009)

•    The North Carolina State Highway Patrol (2008)

•    The Oklahoma Department of Public Safety (2008)

•    The Royal Canadian Mounted Police (2013)

•    The South Carolina Department of Public Safety (2011)

•    The Texas Department of Public Safety (2007)

•    The Virginia Department of State Police (2008)

Payment terms with our customers vary. We generally extend customers net 30 payment terms following product shipment and we do not provide long-term financing. During larger system deployments, customers may elect to pay when deployment milestones are completed. These deployments can take up to one year, though some customers stagger deployment over longer periods of time. We have also sold our in-car and body-worn cameras in adjacent public safety markets, including fire and emergency medical services, as well as non-adjacent markets such as private security and armored transportation.

In addition to our long-standing customer relationships, we continuously seek to add new customers to grow our business. Historically, we have generated approximately 71% of our sales (based on invoiced amounts) from existing customers and approximately 29% from new customers. We are focused on growing our sales to new as well as existing customers. Our sales to existing customers have grown at a five-year CAGR of 29% and sales to our new customers have grown at a five-year CAGR of 11%.

Sales and Marketing

We sell our solutions primarily through our direct sales force, which consists of 57 industry-experienced professionals. We divide the United States and Canada into 19 sales regions, each of which is covered by a regional sales manager residing in that region and supported by an inside sales representative located at our headquarters. We recently expanded our direct sales force to include a regional sales manager in the United Kingdom.

In addition to sales to new customers, our sales force also aims to sell additional products to our current customers by strengthening our existing relationships and highlighting the aspects of our products that complement a customer’s existing purchases. For example, our existing 4RE in-car customers are incentivized to purchase our VISTA WiFi body-worn cameras (and vice versa) because of the ability to integrate them into a single system that is capable of capturing synchronized video of an incident from multiple vantage points. Additionally, to the extent possible, we design new products to be “backwards compatible.” For example, our latest generation HiFi microphone is compatible with our early versions of our DV-1 in-car video system. This strategy protects our customers’ initial investment in additional accessories and hardware while providing a clear path for upgrading.

Customer orders range from a single product to several thousand, depending on the type and size of the customer. Our sales cycle varies substantially from customer to customer but is typically three to 18 months for our in-car video solution and three to 12 months for our body-worn camera solution. The sales opportunities available to us at any time can vary due to a number of factors, including our customers’ budget cycles, the availability of new products, pricing considerations, political or regulatory pressures and timing associated with necessary government approvals.

In addition to our proactive sales efforts, we often respond to requests for proposals, or RFPs, from law enforcement agencies and government entities seeking to purchase in-car video and/or body-worn camera solutions. However, agencies are increasingly bypassing the traditional RFP-driven procurement process and instead, favoring existing state or industry cooperative contracts, which can reduce the sales cycle for both in-car and body-worn cameras by as much as 30%. Potential customers frequently ask for evaluation hardware to use for a period of time before deciding whether or not to purchase our products. Further, many RFPs require an evaluation period with our system. These evaluation periods typically run four to six weeks.

We bill the majority of our sales directly; however, some of our customers choose to purchase our products through arrangements with channel partners. While channel partners can sometimes act as a billing entity, our direct sales force is responsible for originating and executing all sales. This approach allows us to maintain close relationships with our customers while making it easier for our customers to purchase our products through their existing channel relationships.

We focus on high-touch, in-field marketing opportunities in order to showcase our solutions to law enforcement agencies, such as hosting and participating in a variety of trade shows, leadership seminars, focus groups, workshops and other industry events. In 2016, we attended or sponsored more than 100 industry events and conferences. We also conduct live product demonstrations for potential and existing customers. Demonstrations may be conducted on-site at customer locations, at our headquarters or at offsite venues. We continue to improve the functionality and capabilities of our website, and we benefit from the endorsement of several police chiefs, sheriffs and state command staff whose law enforcement agencies use our solutions.

Customer Service

We believe that we significantly increase the value of our products by providing exceptional customer service. Our customers range from large state patrols of more than 7,000 officers to small municipal police forces, and we seek to provide every customer with the same level of service irrespective of size. All of our products come with a six-month money back guarantee and are backed by a comprehensive one-year warranty. By ensuring that our customers are satisfied, our customer service team helps us build trust with officers and maintain our reputation within the law enforcement community, which we believe ultimately drives sales.

Our in-house customer service team is available 24 hours a day, seven days a week to meet our customers’ technical support needs. Customers are able to contact our service representatives through our customer service hotline, our customer service email address or our online support portal. As of June 30, 2017, our customer service department consisted of 16 Tier 1 support representatives, who serve as the initial point of contact for customer inquiries; 10 Tier 2 support representatives, who primarily handle more complex server and networking issues that are escalated from Tier 1; 19 technical services representatives, who travel to customer locations for large or complicated deployments and perform a number of other information technology professional services; and one reliability employee, who tracks and reports data trends on the reliability of our fielded products. Our customer service employees are trained to have in-depth product knowledge, a professional approach and communication skills to address customer needs and inquiries. Our customer service team also works closely with our operations team to fulfill product and component replacement needs expeditiously.

Technology

We have developed significant expertise in many key technologies related to law enforcement video products and software that provide us a major competitive advantage. Our areas of expertise include camera design, Field Programmable Gate Arrays, or FPGA, programming, audio subsystems, low level file system creation, high-speed signal routing, software driver development, antenna design, user interfaces, over-molding and sophisticated mechanical designs. This expertise has enabled the design of proprietary product features including our patented multiple resolution recording and patent-pending Record-After-the-Fact capabilities.

We have deep in-house core competencies in designing custom, application-specific video camera systems. This competitive advantage has enabled us to offer camera technology with exceptional performance, optimized for our application, often in a custom form factor. In contrast, nearly all of our competitors utilize “off-the-shelf” original equipment manufacturer reference designs or third-party camera subsystems with consumer- or commercial-grade electronics instead of industrial-grade electronics.

We also have significant core competencies in FPGA design. We utilize FPGAs in most of our hardware devices, which enables us to create custom electronic designs that bring together what we believe to be the best subsystems from different chip vendors. Nearly all of our competitors design their products based on the reference designs provided by a video encoder vendor, which generally limits their subsystems solely to the chip solutions sold by that vendor. Our “ground-up” design philosophy along with our FPGA design expertise enable us to incorporate high-performance image sensors and audio microphones with advanced power supplies, perform multiple resolution encoding and utilize custom file systems when writing to flash media. Our close attention to technological specifications is intended to make our products out-perform the competition and to offer innovative features that can only be accomplished with custom hardware designs.

Security

We recognize the importance of confidentiality, integrity and availability of our product data, and implement security measures that are appropriate for our products and services and our customers’ data. Our soon-to-be-released cloud-based evidence management platform will utilize Microsoft’s Azure Government storage service, which is designed to be compliant with the FBI’s CJIS security policy for cloud-based storage. CLOUD-SHARE, our cloud-based file sharing service, allows agencies to assign an expiration date to a shared file, limiting the time the file can be viewed or downloaded. Our customers are responsible for establishing their own security measures with respect to data stored on-premise.

Manufacturing and Supply

We perform product assembly, product testing, quality control and repairs in the operations area located at our corporate headquarters in Allen, Texas. We also warehouse and ship our products from our headquarters. As of June 30, 2016, we had 61 employees within our manufacturing organization.

We use one contract manufacturer to fabricate our printed circuit board assemblies, or PCBAs, which accounted for over 40% of our materials expenditures in both the years ended December 31, 2015 and 2016. We believe this contract manufacturer would be able to move assembly to one of two international facilities if it was unable to use the U.S. facility in which it currently assembles our PCBAs, although we do not have an agreement requiring them to do so. Many of the other components in our products are custom, including injection molded plastic and rubber over-molded casings, custom cable assemblies and custom metal assemblies, the lens mounting and the battery package. We do not have a long-term supply agreement with our contract manufacturer or our suppliers, and we order components from them on a purchase order basis.

We generally have long-standing relationships with our manufacturers and suppliers, which we believe provides quality consistency to our finished products. We maintain close working relationships with our manufacturers and suppliers through on-site visits and frequent communications and believe that they have the capacity to support at least a 200% increase in production volume. Although many of our components are singled sourced, we own all of the designs and tools for the products, components and parts designed by us. We seek to maintain sufficient “buffer stocks” of each critical component in an amount sufficient to cover the time required to identify and qualify an alternate supplier. Accordingly, we believe we could obtain alternative manufacturers and suppliers without incurring significant production delays.

Intellectual Property

We rely primarily on U.S. patents and patent applications directed to certain features of our products to protect our proprietary technology. To a lesser extent, we rely on copyright, trademark and trade secret laws in the United States and intellectual property laws in other jurisdictions, as well as license agreements and other contractual protections. We also rely on a number of registered and unregistered trademarks to protect our brand.

As of June 30, 2017, in the United States, we had 16 issued patents which expire between February 2027 and March 2035, 15 patent applications pending for examination, and five registered trademarks. In addition to the protection provided by our intellectual property rights, as part of our confidentiality procedures, we generally require our independent contractors who are involved in developing intellectual property on our behalf to sign agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law. We also generally enter into confidentiality agreements with our consultants and vendors, and generally limit access to and distribution of our proprietary information. Despite our precautions, it may be possible for unauthorized third parties to copy our products or product features and use information that we regard as proprietary to create products and solutions that compete with ours.

In addition, we intend to expand into international markets. U.S. patents are not effective internationally and we hold no patents outside of the United States. Moreover, effective copyright, trademark, trade secret and other intellectual property protection may not be available or may be limited in foreign countries. Any significant impairment of our intellectual property rights could harm our business or our ability to compete.

Further, we currently face, and may in the future face, allegations that we have infringed the intellectual property rights of third parties, including our competitors. See “Risk Factors—We are, and may in the future be, subject to intellectual property infringement claims, which could cause us to incur litigation costs and divert management attention from our business.”

Competition

The market for both in-car video and body-worn camera solutions is highly competitive and continuously evolving with technological advancements. Key competitive factors in these markets include product performance, features, size, quality, reputation, service responsiveness, customer relationships and price or cost of ownership. The importance of these factors to a particular law enforcement agency depends on the agency’s size, leadership, needs and budget. Very small agencies in particular tend to be more sensitive to price and lifetime cost of ownership than suburban and urban agencies or state patrols. Our strong reputation with customers, brand loyalty, track record of technological innovation, focus on purpose-built design, comprehensive end-to-end solutions, product performance and quality and rapid-response customer support position us well for success. However, new and existing companies could enter the markets in which we operate in the future, or we may not be able to continue to compete effectively within those markets.

Our competitors range from small companies to large, well-established international companies with multiple product offerings. Many of our competitors have significant advantages over us, including greater financial, marketing and manufacturing resources, more extensive distribution channels and larger customer bases. Our primary competitors in the in-car video market include L3, Panasonic, Coban and Digital Ally. Our primary competitors in the body-worn camera market include Axon, VIEVU, Panasonic, Reveal Media, L3, Digital Ally and Motorola.

Research and Development

We are passionate about developing world-class in-car and body-worn cameras and evidence management software. We prioritize investments in research and development to continuously drive innovation and the development of future generations of in-car video and body-worn camera solutions. We have a user experience-driven approach to product development, and we develop our solutions with law enforcement officers in mind because we believe that end users often influence an agency’s purchasing decision. Our research and development efforts are intended to maintain and enhance our competitiveness and to differentiate our products with innovative designs that offer unique and compelling capabilities. We also go to great lengths to ensure that our hardware and software have a superior look and feel to make our products more desirable to potential customers.

Our team of engineers has grown from 39 employed engineers and six additional full-time contract engineers at June 30, 2015 to 70 employed engineers and five additional full-time contract engineers at June 30, 2017. These 75 engineers are responsible for the design, development, testing and maintenance of our products. Our research and development expenses were $8.0 million, or 13.8% of net revenues, and $10.6 million, or 13.7% of net revenues, for the years ended December 31, 2015 and 2016, respectively. Our research and development expenses were $2.8 million, or 12.5% of net revenues, for the three months ended March 30, 2017.

Our current engineering projects are focused on the development of the next generations of our body-worn camera and in-car video solutions. We believe that continued and substantial investment in research and development is critical to the future success of our business, and we have historically set our annual engineering budget to be between 10% and 15% of forecasted revenues for that year. We intend to continue to invest in research and development at a similar level in order to maintain our position as the innovation leader in our industry and to further differentiate ourselves from our competitors.

Employees

As of December 31, 2014, 2015 and 2016, we had 150, 185 and 239 full-time employees, respectively. As of June 30, 2017, we had 268 full-time employees, consisting of 70 employees in our engineering department, 59 employees in our customer service department, 61 employees in our operations department, 57 employees in our sales department and 21 employees in our general administrative and marketing departments. We also had 16 full-time contractors as of June 30, 2017. None of our employees are covered by collective bargaining agreements. We have never experienced labor-related work stoppages or strikes, and we believe we have established a positive relationship with our employees.

Facilities

Our current corporate headquarters is an approximately 65,850 square-foot building that we lease in Allen, Texas. The lease for our current headquarters is scheduled to expire in March 2019. To accommodate our growth, we have temporarily relocated certain departments to four additional leased locations in Allen, Texas, totaling approximately 12,033 square feet of additional office space.

In January 2017, we purchased 12.1 acres of land in Allen, Texas for $4.5 million and commenced construction of our new corporate headquarters in March 2017. Construction will be completed in two phases. In the first phase, we are constructing an approximately 137,500 square-foot building with the capacity to support 500 employees. Our new corporate headquarters will have full manufacturing capabilities and will include a dedicated engineering lab, environmental test chamber, installation and service garage, training center and demonstration room. We anticipate that this first phase will be completed in May 2018. In the second phase, we plan to add an additional 72,000 square feet of space to our corporate headquarters, which will provide capacity for an additional 250 employees.

Industry Standards and Government Regulation

We are subject to U.S. federal and state and foreign laws and regulations, including those related to privacy, data protection, intellectual property, health and safety, the environment, competition, taxation and government contracts. These laws and regulations are constantly evolving and may be interpreted, applied, created or amended in a manner that could harm our business. In the United States, these include, for example, rules and regulations promulgated under the authority of the Federal Trade Commission and the Federal Communications Commission, or the FCC.

In the United States, the FCC regulates spectrum use by federal entities and non-federal entities. We manufacture and market products that utilize spectrum bands already made available by regulatory bodies, and our products must comply with FCC regulations. We rely on a combination of in-house and outsourced product testing to ensure compliance with such regulations.

Personal privacy has become a significant issue in the United States and in other countries. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations affecting or regarding the collection, use and disclosure of personal information. These laws include prohibitions on unreasonable intrusion by an official agency where there is a legitimate expectation of privacy, state two-party consent laws, state open access to records laws, state biometric surveillance laws, state and local Freedom of Information laws, state and local record retention laws and local law enforcement agency policies.

Finally, the majority of our current and potential customers are government entities, and their ability to purchase our products or utilize our services is subject to regulation at the federal, state, county and local levels in the United States and abroad.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities, including the legal proceedings described below. Defending such proceedings is costly and can impose a significant burden on management and employees; we may receive unfavorable preliminary or interim rulings in the course of litigation, and we may not obtain favorable final outcomes.

On May 27, 2016, Digital Ally filed a complaint against us in the U.S. District Court for the District of Kansas alleging that our 4RE and VISTA WiFi products infringe on U.S. Patent No. 8,781,292, or the ‘292 Patent, entitled “Computer Program, Method, and System for Managing Multiple Data Recording Devices,” U.S. Patent No. 9,253,452, or the ‘452 Patent, entitled “Computer Program, Method, and System for Managing Multiple Data Recording Devices,” and U.S. Patent No. 9,325,950, or the ‘950 Patent, entitled “Vehicle-Mounted Video System and Distributed Processing.” Digital Ally is seeking a permanent injunction, damages and lost profits. We filed an answer on July 25, 2016 alleging that all three patents are invalid and denying that any accused product infringes any asserted claims. On December 28, 2016, we filed a motion for leave to amend our answer to add a defense for inequitable conduct against Digital Ally. On January 20, 2017, the court granted our motion, permitting us to assert the defense of inequitable conduct.

On May 9, 2016, we filed an IPR petition with the PTAB challenging the validity of the ‘950 Patent. On May 11, 2017, we filed a motion to stay litigation, pending at least a preliminary decision from the PTAB regarding the IPR petition that we filed challenging the ‘950 Patent (IPR2017 -01401) and four additional IPR petitions filed by Axon challenging the ‘292 Patent and the ‘452 Patent (IPR2017-00375 and IPR2017-00376 (both against the ’292 Patent) and IPR2017-00515 and IPR2017-00775 (both against the ’452 Patent). In doing so, we agreed to be bound by the PTAB’s decision in connection with the four IPR petitions filed by Axon against the ‘292 Patent and the ‘452 Patent. In light of our motion to stay, a compromise was subsequently reached with Digital Ally. Pursuant to the parties’ agreement and our pending motion to stay, the court temporarily stayed the case, and ordered the parties to submit a report by July 25, 2017 notifying the court about the status of the pending IPR petitions and a plan (or the parties’ respective positions regarding a plan) for moving forward in the case. The court also stated that, upon receiving the report from the parties, it would promptly set a scheduling conference. The Patent Office denied institution of Axon’s IPR petitions IPR2017-00376 and IPR-00515, which means theses requests will not proceed. The Patent Office granted institution of Axon’s IPR2017-00375 for all challenged claims and the decision on IPR2017-00775 is still pending.

This litigation is in the preliminary stages and the court has not yet entered a claim construction order. We believe that Digital Ally’s claims are without merit and intend to vigorously defend ourselves in this matter. Although we cannot predict the outcome of this litigation, legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of this litigation could have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of the individuals who currently serve as directors and executive officers of WatchGuard. Set forth below the table is certain information regarding our officers’ and directors’ individual experience, qualifications, attributes and skills and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors.

Name	Age	Position(s)
Executive Officers
Robert Vanman	53	Chief Executive Officer and Chairman
Stephen O. Coffman	55	President, Chief Operating Officer and Director
David Russell Walker	51	Chief Financial Officer and Secretary

Non-Employee Directors
David Brown	56	Director
Gary Embretson	59	Director
Dennis Pirkle	69	Director
Russell Sach	56	Director
Keith Walters	56	Director

(1) Member of our audit committee.

(2) Member of our compensation committee.

(3) Member of our nominating and governance committee.

Executive Officers

Robert Vanman has served as our Chief Executive Officer and Chairman of the board of directors since he founded WatchGuard in 2002. From August 1999 to August 2002, Mr. Vanman was an owner and the Vice President of Sales for Applied Concepts, Inc. d/b/a Stalker Radar, a Texas-based company that develops Doppler radar and speed laser equipment for law enforcement agencies, and from July 1989 to August 1999, Mr. Vanman was the founder and President of Radar Sales, Inc., a Minnesota-based company that developed digital signal processor-based Doppler radar systems. Mr. Vanman has served on multiple committees of the International Association of Chiefs of Police, including the Speed Measurement Advisory Technical Subcommittee and the Digital Video Systems for Public Safety Advisory Panel. Since June 2016, Mr. Vanman has also served on the board of directors of Think East Africa, a non-profit organization developing a program to provide water wells in Burundi. He studied business and pre-engineering at North Hennepin Community College and transferred to the University of Minnesota-Twin Cities. He also studied theology at North Central University in Minneapolis, Minnesota for two years. Mr. Vanman was selected to serve on our board of directors due to his strong leadership experience and operational expertise from his prior experience developing and selling sophisticated electronic products to the law enforcement market.

Stephen O. Coffman has served as our President since May 2013, a member of our board of directors since July 2013 and as our Chief Operating Officer since July 2017. Mr. Coffman also briefly served on our board of directors in 2008. Before joining WatchGuard, Mr. Coffman served as the Chief Operating Officer of First Cash, Inc. (NYSE: FCFS), a provider of specialty consumer financial services and related retail products, from March 2008 to March 2013 where he had operational responsibility for all of First Cash’s locations in the United States and Mexico. Mr. Coffman served as the President of Wasp Barcode Technologies from November 2001 to March 2008. Mr. Coffman earned his bachelor’s degree in business administration and accounting from Texas A&M University. Mr. Coffman was selected to serve on our board of directors due to his executive leadership experience and substantial operational and business strategy expertise.

David Russell Walker has served as our Chief Financial Officer since October 2008 and as our Secretary since July 2017. Mr. Walker also served as a member of our board of directors from June 2009 to July 2017.

Prior to his appointment as Chief Financial Officer, Mr. Walker served as our Controller from 2005 to 2008. Prior to joining WatchGuard, Mr. Walker served 12 years in a variety of roles with manufacturing companies, including Fruit of the Earth, Inc. and General Aluminum, Inc. Mr. Walker is a Certified Public Accountant and earned his bachelor’s degree in economics and finance from the University of Texas at Dallas.

Non-Employee Directors

David Brown has served on our board of directors since July 2017. He currently serves as the Managing Director of Kroll, Inc., a contributor for ABC News and a consultant for Mark Cuban and the Dallas Mavericks. Previously, Chief Brown (Ret) served in various roles during his 33-year tenure with the Dallas Police Department, including the Assistant Chief of Police from 2005 to 2007, the Assistant City Manager from 2007 to 2008, and Chief of Police from May 2010 to October 2016. Chief Brown (Ret) has served on numerous non-profit boards and is currently serving on the board of Meadows Mental Health Institute and Early Matters Dallas and as a Trustee of the Southwestern Medical Foundation. He is also a senior advisor for the Rainwater Charitable Foundation. Chief Brown (Ret) holds a bachelor’s degree from Dallas Baptist University and a master of business administration from Amberton University. He is also a graduate of the FBI National Academy and the FBI National Executive Institute. Chief Brown (Ret) was selected to serve on our board of directors due to his leadership experience and expertise serving in law enforcement.

Gary Embretson has served on our board of directors since April 2013. Mr. Embretson is the President of Mayson Capital, LLC, a financial management and investment services firm. Mr. Embretson also serves as the Chief Executive Officer of Trinity3, LLC and as a member of its board of managers. Mr. Embretson is also the Chief Financial Officer of each of Hudson Ford, LLC, Austin Automotive, LLC and Hudson Ford Investments, LLC and a member of the board of managers of each company. Mr. Embretson earned his bachelor’s degree in accounting from the University of Minnesota. Mr. Embretson was selected to serve on our board of directors due to his strong financial background and executive leadership experience.

Dennis Pirkle has served on our board of directors since June 2011 and served as the Corporate Secretary of WatchGuard from June 2011 to July 2017. Mr. Pirkle has been the President and Chief Executive Officer of GSA Only, LLC, a provider of staffing services, since November of 2007 and also serves on its board of managers. Mr. Pirkle has previously held various positions with WatchGuard, including Director of Sales from September 2004 to May 2007, Vice President of Operations from May 2007 to September 2010, and Chief Operating Officer from September 2010 to May 2011. Mr. Pirkle earned his associate’s degree from San Mateo Junior College. Mr. Pirkle was selected to serve on our board of directors due to his corporate management experience and his knowledge of, and history with, WatchGuard, and his law enforcement experience.

Russell Sach has served on our board of directors since June 2009. Mr. Sach is currently a Principal at RTS Investment and Consulting d/b/a C Level Ventures, a strategy consulting and investment firm that he founded in 2009. Prior to founding RTS Investment and Consulting, Mr. Sach was part of the founding team of Expedia, Inc. (NASDAQ: EXPE), where he held various executive roles during his 10-year tenure. Mr. Sach is currently serving on the board of Beck Technology and Apposite Technology. Mr. Sach earned both his bachelor’s degree and his master of business administration with a finance focus from the University of Minnesota. Mr. Sach was selected to serve on our board of directors due to his decades of experience managing corporate strategies and organizational growth and his financial expertise.

Keith Walters has served on our board of directors since July 2017. Mr. Walters has served as the Chief Operating Officer and President of Axiometrics Inc., a real estate data and analytics company specializing in apartment and student housing markets, since January 2012 and January 2017, respectively. Following the acquisition in February 2017 of Axiometrics Inc. by RealPage, Inc. (NASDAQ: RP), a company providing software and data analytics to the real estate industry, he became a Senior Vice President of RealPage, Inc. He previously served as the President and Chief Operating Officer of Sagiss LLC from June 2007 to December 2011 and as the Vice President and General Manager of Keane Inc. from May 2004 to September 2006. Mr. Walters earned his bachelor’s degree in data processing and quantitative analysis from the University of Arkansas. Mr. Walters was selected to serve on our board of directors due to his executive leadership experience.

There are no family relationships between our directors and any of our executive officers.

Board of Directors Composition and Risk Oversight

Our business and affairs are managed under the direction of our board of directors. The number of members of our board of directors will be fixed from time to time by our board of directors, subject to the terms of our certificate of incorporation and bylaws, each of which will be effective immediately prior to the completion of this offering. We anticipate that upon completion of this offering, our board of directors will consist of seven directors, five of whom will qualify as “independent” under NASDAQ rules. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our board of directors is responsible for, among other things, overseeing the conduct of our business; reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans; and reviewing the performance of our chief executive officer and other members of senior management. Our board of directors has responsibility for the oversight of risk management. Our senior management is responsible for assessing and managing our risks on a day-to-day basis. Once established, our audit committee will periodically discuss with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management takes to limit, monitor or control such exposures. Our compensation committee, which will be established prior to the completion of this offering, will oversee risks related to compensation policies. Both our audit and compensation committees will report to the full board of directors with respect to these matters, among others.

Director Independence

We expect that, upon the closing of this offering, our common stock will be listed on NASDAQ. Under NASDAQ rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the closing of its initial offering. In addition, NASDAQ rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under NASDAQ rules, a director will only qualify as an “independent director” if the company’s board of directors affirmatively determines that the person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (ii) be an affiliated person of the listed company or any of its subsidiaries.

In                  2017, our board of directors undertook a review of its composition and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of                     ,                     ,                     ,                     , or                     , representing five of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under NASDAQ rules. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each such non-employee director.

Committees

Our board of directors will establish the following committees prior to the completion of this offering: an audit committee; a compensation committee; and a nominating and corporate governance committee. The expected composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee, which will be established prior to the completion of this offering, will consist of three directors,                 ,                  and                  . The composition of our audit committee will meet the requirements for independence under current NASDAQ rules and SEC rules and regulations. Each member of our audit committee will meet the financial literacy requirements set forth in the applicable NASDAQ rules. We expect that                  will be the chairperson of the audit committee and that our board of directors will determine that                  is an audit committee “financial expert” as defined in Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will operate under a written charter, which will be effective immediately prior to the completion of this offering. No member of the Committee will have participated in the preparation of our or any of our subsidiaries’ financial statements at any time during the past three years. The audit committee charter will comply with NASDAQ rules and applicable SEC rules and regulations.

Our audit committee will oversee our accounting and financial reporting processes and the audit of our financial statements. In that regard, our audit committee will assist the board oversight of our accounting and financial reporting processes and the audit of our financial statements. Among other matters, the audit committee will be responsible for (i) the appointment, compensation, retention, oversight and pre-approval of our independent auditors, including oversight of firm and partner rotation, (ii) establishing and overseeing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters, (iii) evaluating the qualifications, performance and independence of our independent auditors, (iv) reviewing our annual and interim financial statements, (v) discussing press releases, financial information and earnings guidance provided to analysts and rating agencies, (vi) discussing policies with respect to risk assessment and risk management, (vii) reviewing and ensuring the adequacy of our internal control systems, (viii) reviewing and approving related party transactions and (ix) annually reviewing the audit committee charter and the committee’s performance.

Compensation Committee

Our compensation committee, which will be established prior to the completion of this offering, will consist of three directors,                 ,                 and                 , each of whom is a non-employee director as defined in Rule 16b-3 under the Exchange Act and an outside director as defined in Section 162(m) of the Internal Revenue Code of 1986. We expect that                 will be the chairperson of the compensation committee. The composition of our compensation committee will meet the independence requirements under current NASDAQ rules and SEC rules and regulations. Our compensation committee will operate under a written charter, which will be effective immediately prior to the completion of this offering. The compensation committee charter will comply with NASDAQ rules and applicable SEC rules and regulations.

Our compensation committee will review and approve, or recommend that our board of directors approve, the compensation of our executive officers. The principal duties and responsibilities of our compensation committee will include, among other things, reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluating the performance of these officers in light of those goals and objectives, approving, or recommending that our board of directors approve, all equity-related awards to our executive officers, approving and administering incentive-based compensation plans and equity-based compensation plans, reviewing and approving, or recommending that our board of directors approve, employee benefit plans and reviewing and making recommendations with respect to the annual Compensation Discussion and Analysis.

Compensation Committee Interlocks and Insider Participation

While we do not currently have a formal compensation committee, we do have an informal compensation committee. Dennis Pirkle, Gary Embretson and Russell Sach have historically participated in the consideration of Robert Vanman’s compensation. Robert Vanman has historically determined the compensation of Stephen O. Coffman, and Stephen O. Coffman has historically determined the compensation of all other executive officer(s). When a formal compensation committee is established prior to the completion of this offering, none of the members of our compensation committee will be, or will at any time during the past year have been, an officer or employee of ours. None of our executive officers will serve, or will in the past year have served, as a member of the board of directors or compensation or similar committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee, which will be established prior to the completion of this offering, will consist of three directors,                  ,                  and                 . We expect that                  will be the chairperson of the nominating and corporate governance committee. The composition of our nominating and corporate governance committee will meet the independence requirements under current NASDAQ rules and SEC rules and regulations. Our nominating and corporate governance committee will operate under a written charter, which will be effective immediately prior to the completion of this offering. The nominating and corporate governance committee charter will comply with NASDAQ rules and applicable SEC rules and regulations.

Our nominating and corporate governance committee will be responsible for, among other things, identifying and recommending candidates for membership on our board of directors, including nominees recommended by stockholders, reviewing and recommending the composition of our committees, evaluating the performance of individual members of our board of directors, developing, subject to approval by our board of directors, a process for an annual evaluation of our board of directors and its committees and overseeing the performance of this annual evaluation, overseeing our code of business conduct and ethics, corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters. The nominating and corporate governance committee will also annually review the nominating and corporate governance committee charter and the committee’s performance.

Involvement in Certain Legal Proceedings

There have been no material legal proceedings that would require disclosure under the federal securities laws that are material to an evaluation of the ability or integrity of our directors or executive officers or in which any director, officer, nominee or principal stockholder, or any affiliate thereof, is a party adverse to us or has a material interest adverse to us.

Code of Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, President, Chief Financial Officer and other executive and senior financial officers.

Director Compensation

We pay our directors an annual fee of $20,000 for their service on the board of directors. The following table presents the total compensation earned in the year ended December 31, 2016 for each non-employee member of our board of directors. The following table does not include director compensation information for (i) Messrs. Vanman, Coffman and Walker, whose compensation for director service is discussed in “Executive Compensation—Summary Compensation Table For Fiscal Year Ended December 31, 2016” included elsewhere in this prospectus, and (ii) Chief Brown (Ret) and Mr. Walters, who were appointed to the board of directors in July 2017. All directors are entitled to reimbursement for their reasonable out-of-pocket expenditures incurred in connection with their service. Other than described below, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors.

Name	Fees earned or paid in cash	All Other Compensation	Total
Gary Embretson	$20,000	$0	$20,000
Dennis Pirkle	$20,000	$0	$20,000
Russell Sach	$20,000	$0	$20,000

Prior to the offering, our board of directors plans to approve a compensation policy for our non-employee directors, or the Director Compensation Program. Messrs. Vanman and Coffman will not receive any additional compensation for their service on our board of directors. Pursuant to the Director Compensation Program, our non-employee directors will receive cash compensation as follows:

•	Each non-employee director will receive an annual cash retainer in the amount of $ per year.

•

The chairperson of the audit committee will receive additional annual cash compensation in the amount of $                per year for such chairperson’s service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $                per year for such member’s service on the audit committee.

•

The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $                per year for such chairperson’s service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $                per year for such member’s service on the compensation committee.

•

The chairperson of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $                per year for such chairperson’s service on the nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $                per year for such member’s service on the nominating and corporate governance committee.

The Director Compensation Program will also include an equity component, which will be determined at a later date.

EXECUTIVE COMPENSATION

In 2016, our named executive officers were Robert Vanman, Stephen O. Coffman and David Russell Walker.

Summary Compensation Table For Fiscal Year Ended December 31, 2016

The following table sets forth information regarding compensation for services rendered to us by our named executive officers for the fiscal year ended December 31, 2016.

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Robert Vanman	2016	379,074	—	—	294,114	(3)	30,135	(4)	703,323
Chief Executive Officer and Chairman

Stephen O. Coffman	2016	389,615	1,000	0(5)	196,076	(6)	20,725	(7)	607,416
President, Chief Operating Officer and Director

David Russell Walker	2016	171,858	3,500	0(8)	96,018	(9)	14,029	(10)	285,405
Chief Financial Officer

(1)	Includes $20,000 paid to each of Messrs. Vanman, Coffman and Walker for service on our board of directors during 2016, although Mr. Vanman elected to donate his director fee to a benevolence fund for our employees. Mr. Walker resigned as a member of our board of directors in July 2017.
(2)	Each of Messrs. Coffman and Walker received a $1,000 discretionary cash bonus in December 2016. Mr. Walker also received a $2,500 discretionary cash bonus as recognition for his 10 years of service to the Company.
(3)	Reflects a cash bonus paid to Mr. Vanman under the EBITDA Bonus Plan described below under the heading “—Narrative Discussion Regarding Summary Compensation Table—Non-Equity Incentive Plan Compensation—EBITDA Bonuses.” Mr. Vanman’s bonus was equal to 3% of EBITDA for the year ended December 31, 2016.
(4)	Reflects (i) $12,300 for annual membership dues for C12 Group, a professional organization, (ii) a $12,000 annual car allowance, (iii) Company matching contributions to a 401(k) plan for the benefit of Mr. Vanman and (iv) reimbursement of phone expenses.
(5)	In June 2016, Mr. Coffman was granted 150,000 common membership units of WGV Associates LLC, or WGV Associates. For additional information regarding this grant, see “—Narrative Discussion Regarding Summary Compensation Table—WGV Associates Interests.”
(6)	Reflects a cash bonus paid to Mr. Coffman under the EBITDA Bonus Plan. Mr. Coffman’s bonus was equal to 2% of EBITDA for the year ended December 31, 2016.
(7)	Reflects (i) the amount distributed to Mr. Coffman as part of a Company-wide profit-sharing program described below under the heading “—Narrative Discussion Regarding Summary Compensation Table—All Other Compensation—Company-Wide Profit-Sharing Program,” (ii) $15,840 for annual membership dues for Vistage Worldwide, Inc., a professional organization and (iii) reimbursement of phone expenses.
(8)	In June 2016, Mr. Walker was granted 60,000 common membership units of WGV Associates. For additional information regarding this grant, see “—Narrative Discussion Regarding Summary Compensation Table—WGV Associates Interests.”
(9)

Reflects (i) the amount distributed to Mr. Walker as part of a Company-wide profit-sharing program described below under the heading “—Narrative Discussion Regarding Summary Compensation Table—All Other Compensation—Company-Wide Profit-Sharing Program,” (ii) Company matching contributions to a 401(k) plan for the benefit of Mr. Walker and (iii) membership dues for Vistage Worldwide, Inc., a professional organization.

(10)	Mr. Walker received (a) a cash bonus under the EBITDA Bonus Plan in the amount of $49,018, which was equal to 0.5% of EBITDA for the year ended December 31, 2016 and (b) $47,000 under the Senior Management Performance Bonus Plan described below under the heading “—Narrative Discussion Regarding Summary Compensation Table—Non-Equity Incentive Plan Compensation—Senior Management Performance Bonus Plan.”

Narrative Discussion Regarding Summary Compensation Table

Executive Compensation Program Overview

The primary elements of our executive compensation program are:

•	base salary;

•	performance-based cash bonuses;

•	retirement and other benefits; and

•	perquisites and personal benefits.

Base Salary

We provide base salaries to our named executive officers to compensate them for services rendered during the fiscal year and to recognize their experience, skills, knowledge and responsibilities. We currently have an employment agreement with Mr. Vanman, which is described below under the heading “—Existing Compensation Arrangements.” We do not currently have employment agreements with Messrs. Coffman and Walker. Historically, our informal compensation committee, consisting of Messrs. Embretson, Pirkle and Sach, has determined the base salary for Mr. Vanman, Mr. Vanman has determined the base salary for Mr. Coffman, and Mr. Coffman has determined the base salary for Mr. Walker and other members of management.

WGV Associates Interests

On June 14, 2016, certain employees of the Company, including Messrs. Coffman and Walker, were granted common membership interests in WGV Associates, or the WGVA Interests. WGV Associates is the holder of a profits interest in the Company but does not have voting rights. Each member of WGV Associates acquired his or her WGVA Interests pursuant to a letter agreement that includes vesting and forfeiture provisions as well as a Company call option that is exercisable upon the occurrence of certain events. Specifically, the WGVA Interests vest (or have vested) (a) 20% on each of July 1, 2016, 2017, 2018, 2019 and 2020 or (b) 100% upon a change in control (as such term is defined in the Amended and Restated Company Agreement, dated as of April 25, 2014, as amended, or the Company Agreement). Upon an employee’s termination, death or legal incapacity, the Company has the option, at its sole discretion, to purchase such employee’s vested WGVA Interests within 60 days after the triggering event, and any unvested WGVA Interests are forfeited. If an employee is terminated for cause, his or her WGVA Interests will be forfeited for no consideration. A termination for cause includes, among other things, the occurrence of (i) a felony conviction, (ii) a conviction of crime involving theft, fraud or dishonesty or (iii) an act or omission involving willful misconduct, dishonesty, disloyalty or fraud that causes us material economic harm or harm to our reputation. In all other circumstances, the purchase price of WGVA Interests for purposes of the Company’s call option is calculated based on a valuation of the Company that is determined using an EBITDA multiple.

Non-Equity Incentive Plan Compensation

EBITDA Bonuses

We have adopted a bonus plan for our named executive officers, or the EBITDA Bonus Plan, pursuant to which Mr. Vanman receives a cash bonus in an amount equal to 3% of EBITDA for the relevant period,

Mr. Coffman receives a cash bonus in an amount equal to 2% of EBITDA for the relevant period and Mr. Walker receives a cash bonus in an amount equal to 0.5% of EBITDA for the relevant period. Amounts earned under the EBITDA Bonus Plan are paid to our named executive officers on a quarterly basis. In connection with this offering, we will discontinue the EBITDA Bonus Plan and adopt a new bonus plan as part of our comprehensive post-IPO compensation program for our named executive officers. The amounts paid to the named executive officers under the EBITDA Bonus Plan are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Senior Management Performance Bonus Plan

We have also adopted a bonus plan for certain members of senior management, or the Senior Management Performance Bonus Plan, pursuant to which bonuses are determined based on individual and Company performance metrics. Mr. Walker was the only named executive officer who participated in the Senior Management Performance Bonus Plan. Approximately 80% of Mr. Walker’s bonus under the Senior Management Performance Bonus Plan was based on the achievement of a net revenue target, and approximately 20% of his bonus was determined based on the achievement of individual performance goals set on a quarterly basis. The amount paid to Mr. Walker under the Senior Management Performance Bonus Plan is included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

All Other Compensation

Company-Wide Profit-Sharing Program

On a quarterly basis, we distribute 10% of net income before taxes to all employees other than Mr. Vanman, who has elected not to participate in this program. Amounts distributed to Messrs. Coffman and Walker are included in the All Other Compensation column of the Summary Compensation Table.

Retirement and Other Benefits

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. We maintain broad-based benefits that are provided to all employees, including medical, dental, group life insurance, accidental death and dismemberment insurance, long- and short-term disability insurance, and a defined contribution 401(k) retirement plan. Our named executive officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees.

We do not maintain any defined benefit pension plans or any nonqualified deferred compensation plans.

Perquisites and Other Personal Benefits

In 2016, we provided our named executive officers with perquisites and other personal benefits that we believed were reasonable and consistent with our overall compensation program. We pay life insurance premiums for each of our named executive officers. Mr. Vanman also receives a monthly car allowance. Attributed costs, if any, of the personal benefits described above for the named executive officers for the year ended December 31, 2016 are included in the summary compensation table under the heading “All Other Compensation.”

2016 Fiscal Year Outstanding Equity Awards At Fiscal Year-End Table

The following table lists the outstanding equity awards held by each of Messrs. Coffman and Walker as of December 31, 2016. Mr. Vanman did not hold any outstanding equity awards as of December 31, 2016.

	Stock Awards
Name	Number of shares or units of stock that have not vested (#)(1)	Market value of shares of units of stock that have not vested(2) ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Robert Vanman	—	—	—	—
Stephen O. Coffman	120,000	—	—	—

David Russell Walker	48,000	—	—	—

(1)	The amounts reported in this column represent common membership units in WGV Associates. The WGV Interests vest (or have vested) (a) 20% on each of July 1, 2016, 2017, 2018, 2019 and 2020 or (b) 100% upon a change in control (as such term is defined in the Company Agreement). See “—Narrative Discussion Regarding Summary Compensation Table—WGV Associates Interests” for additional information regarding the WGV Interests.
(2)	WGV Associates holds a profits interest in the Company and is entitled to receive distributions only upon a sale of the Company or other similar transactions, and only to the extent that the proceeds exceed the Benchmark Amount. No value is realized as a result of vesting of the WGV Interests.

Existing Compensation Arrangements

We do not currently have employment agreements with Messrs. Coffman and Walker.

On June 4, 2008, we entered into an executive employment agreement with Robert Vanman. The summary of Mr. Vanman’s executive employment agreement below does not contain a complete description of all provisions of his executive employment agreement, a copy of which will be included as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

Mr. Vanman’s executive employment agreement provides for an annual base salary of $300,000, subject to increases from time to time at the discretion of our board of directors. He is also eligible to receive bonuses from time to time, as determined at the discretion of our board of directors in accordance with our bonus plans or programs. Mr. Vanman’s executive employment agreement also provides that he and his dependents are eligible to participate in, or receive benefits under, any bonus, incentive, deferred compensation, membership interest option, pension, health insurance, disability income insurance and any other employee benefit plans that we make available to our employees from time to time, in accordance with the terms and conditions of such plans or arrangements. Mr. Vanman is also entitled to vacation time, a monthly car allowance and reimbursement of reasonable business expenses. Pursuant to his executive employment agreement, Mr. Vanman agreed to (i) a nondisclosure covenant for the duration of his employment and at all times thereafter, (ii) noncompetition, nonsolicitation and noninterference covenants, each for the duration of his employment and the 12 months immediately thereafter, and (iii) intellectual property protection provisions.

Mr. Vanman’s executive employment agreement had an initial term of four years following June 4, 2008 and automatically renews for successive one-year periods, unless earlier terminated by us or Mr. Vanman, subject to providing written notice to the other party of its intent not to extend the employment period at least 60 days before the then-current expiration date. Mr. Vanman’s employment agreement provides for certain payouts in the event of termination upon death, disability, termination by us with or without “cause,” termination by Mr. Vanman with or without “good reason,” or termination by us due to voluntary dissolution of our company. In each case, Mr. Vanman is entitled to receive solely that portion of his base salary and benefits accrued as of the termination date. In addition, if Mr. Vanman’s employment is terminated by us without cause, by Mr. Vanman with good reason, or by us upon Mr. Vanman’s death or disability, then Mr. Vanman or his designated beneficiary, as the case may be, is entitled to customary installments of his base salary and benefits that were provided to him during his employment for a period of one year following the date of his termination.

Mr. Vanman’s executive employment agreement defines “cause” as (i) theft, fraud, or embezzlement of any of our real or personal property, tangible or intangible, or any attempt by Mr. Vanman to do any of the same; (ii) the conviction of, the indictment for (or its procedural equivalent), or the entering of a guilty plea or plea of no contest with respect to, a felony, the equivalent thereof, or any other crime with respect to which imprisonment is a possible punishment; (iii) any breach of Mr. Vanman’s obligations that remains uncured for more than 15 days after his receipt of written notice from us; (iv) any failure to adhere to any of our written policies that remains uncured for more than 15 days after Mr. Vanman’s receipt of written notice from us; or (v) Mr. Vanman’s willful misconduct or gross negligence, as determined by our board of directors, in the performance of any duties assigned to him. Mr. Vanman’s executive employment agreement defines “good reason” as (i) our material breach of Mr. Vanman’s executive employment agreement and our failure to remedy such breach within 30 days following the delivery of written notice of such breach by Mr. Vanman to us; (ii) our assignment of responsibilities or duties to Mr. Vanman that are substantially different from the duties and services set forth in his executive employment agreement without his prior written consent; (iii) our involuntary reduction of Mr. Vanman’s position to one lower than Chief Executive Officer or any other adverse change to Mr. Vanman’s title; or (iv) the involuntary relocation of Mr. Vanman’s office to an office located more than 30 miles from Plano, Texas.

Potential Payments upon Termination or Change in Control

Other than pursuant to the Company Agreement as described in “—WGV Associates Interests” and Mr. Vanman’s employment agreement as described in “—Existing Compensation Arrangements,” none of our named executive officers have a right to receive severance or other benefits upon termination or a change in control.

Compensation Arrangements to be Adopted in Connection with this Offering

Long-Term Incentive Plan

In connection with this offering, we will adopt the WatchGuard, Inc. 2017 Long-Term Incentive Plan, or the LTIP, pursuant to which a total of                shares of our common stock on a post-Corporate Conversion basis will be reserved for issuance. After we become a public company, we expect to grant equity awards to our named executive officers under the LTIP from time to time, but at this time we have not determined the schedule or amount of such grants.

Employment Agreements

Prior to the consummation of this offering, we intend to enter into an employment agreement with each of our named executive officers. We expect that each of the agreements will become effective on the date of the Corporate Conversion, and will have an initial term that ends September 30, 2019, with automatic one-year renewal periods thereafter.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below is a description of transactions since January 1, 2014 in which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our common membership units, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Vanman Notes

On June 1, 2012, we entered into a secured promissory note due June 1, 2017 with Mr. Vanman, or the 2012 Vanman Note, with an original principal amount of $300,000. The 2012 Vanman Note accrued interest at an annual rate of 1.30%. As of December 31, 2014 and 2015, the principal outstanding under the 2012 Vanman Note was $300,000, and the amount of interest paid for the years ended December 31, 2014, 2015 and 2016 was $0, $7,800 and $3,330, respectively. Mr. Vanman repaid the 2012 Vanman Note in full in June 2016.

On February 25, 2013, we entered into a secured promissory note due March 1, 2018 with Mr. Vanman, or the 2013 Vanman Note, with an original principal amount of $150,000. The 2013 Vanman Note accrued interest at an annual rate of 5.25%. During the year ended December 31, 2014, Mr. Vanman paid $8,673 in interest on the 2013 Vanman Note. Mr. Vanman repaid the 2013 Vanman Note in full in June 2014.

Indemnification of Directors and Officers

Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our current executive officers and directors. We also intend to enter into indemnification agreements with our future executive officers and directors. The indemnification agreements and our certificate of incorporation and bylaws will require us to indemnify our directors to the fullest extent permitted by Delaware law. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Review and Approval or Ratification of Transactions with Related Parties

We intend to adopt a formal written policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related party transaction with us, in which the amount involved exceeds $120,000, without the prior review and approval of our audit committee. In approving or rejecting any such proposal, our audit committee will consider all of the relevant facts and circumstances of the related party transaction and the related party’s relationship and interest in the transaction. All of the transactions described above were entered into prior to the adoption of this policy.

Corporate Conversion

We are currently a Texas limited liability company. Prior to the consummation of this offering, we will effect the Corporate Conversion pursuant to which we will convert into a Delaware corporation and change our name to WatchGuard, Inc. The membership interests of the Company are currently divided into two classes: common membership interests and the employee profits interest. The employee profits interest is held by WGV Associates, which is the sole employee profits member of the Company. The members of WGV Associates are current and former employees of the Company, including Stephen O. Coffman and David Russell Walker. Upon the Corporate Conversion, the interest of each member of WGV Associates, including Mr. Coffman and Mr. Walker’s interests, will be exchanged for a combination of common stock and restricted stock of WatchGuard, Inc. at a conversion rate reflecting a price per share of common stock of $            .

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of                , 2017, and as adjusted to reflect the sale of common stock offered by us in our initial public offering, for:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our voting securities;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, a person is generally deemed to beneficially own a security if such person has sole or shared voting or investment power with respect to that security, including with respect to options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to community property laws where applicable. Each of the persons and entities named in the table below acquired their shares of common stock pursuant to the Corporate Conversion. See “Corporate Conversion” for additional information.

Applicable percentage ownership is based on                 shares of common stock outstanding at                 , 2017. For purposes of the table below, we have assumed that                  shares of common stock will be issued by us in our initial public offering. The table below excludes any shares of common stock that may be purchased through the directed share program.

	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner(1)	Number	%	Excluding Exercise of Option to Purchase Additional Shares	Including Exercise of Option to Purchase Additional Shares	Excluding Exercise of Option to Purchase Additional Shares		Including Exercise of Option to Purchase Additional Shares
					Number	%	Number	%
5% Stockholders:
Vanman Family Partnership, Ltd.(2)
Non-Employee Directors:
David Brown
Gary Embretson
Dennis Pirkle
Russell Sach
Keith Walters
Named Executive Officers:
Robert Vanman
Stephen O. Coffman
David Russell Walker
All directors and current executive officers as a group (8 persons)

(1)	Unless otherwise indicated, the address of each beneficial owner in the table above is c/o WatchGuard, 415 Century Parkway, Allen, Texas 75013.
(2)	Vanman Family Partnership, Ltd. is a private limited partnership in which National Christian Foundation holds a 99% limited partnership interest and WatchGuard Management, LLC holds a 1% limited partnership interest. WatchGuard Management, LLC is the general partner of Vanman Family Partnership, Ltd. Mr. Vanman is the sole member of WatchGuard Management, LLC.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock. For a complete description, you should refer to our certificate of incorporation and bylaws, forms of which are incorporated by reference to the exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the DGCL. References to our certificate of incorporation and bylaws are to our certificate of incorporation and our bylaws, respectively, each of which will become effective upon completion of this offering. The description of our common stock and preferred stock reflects the completion of the Corporate Conversion that will occur prior to the closing of this offering.

General

We are currently a Texas limited liability company. The rights and obligations of our members are governed by our Company Agreement. Prior to the closing of this offering, we will effect the Corporate Conversion pursuant to which we will convert into a Delaware corporation and change our name to WatchGuard, Inc. The rights and obligations set forth in our Company Agreement will terminate immediately prior to the consummation of the Corporate Conversion. The following description of our capital stock as it will be in effect upon the consummation of this offering is a summary and is qualified in its entirety by reference to our certificate of incorporation and our bylaws that will be in effect upon the closing of this offering, the forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Upon consummation of this offering, our authorized capital stock will consist of      shares of common stock, par value $0.001 per share,                      and shares of preferred stock, par value $0.001 per share. Immediately following the completion of this offering, we expect to have                shares of common stock and no shares of preferred stock outstanding.

As of                     , there were                  shares of our common stock outstanding, held by                  stockholders of record.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock and any contractual obligations, holders of our common stock will be entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. See “Dividend Policy.”

Voting Rights

Except as required by law or matters relating solely to the terms of preferred stock, each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock will have no cumulative voting rights. Except with respect to matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders will require the approval of a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. Directors will be elected by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Liquidation

In the event of the liquidation, dissolution or winding up of our company, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock will have no preemptive, conversion, subscription or other rights, and there will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Our certificate of incorporation will permit our board of directors to, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including, but not limited to:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. We may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

The provisions of Delaware law, our certificate of incorporation and our bylaws that will be in effect upon the completion of this offering may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

Board of Directors

Upon consummation of this offering, we will have seven members on our board of directors. Our certificate of incorporation will provide that directors may only be removed for cause by the affirmative vote of the remaining members of the board of directors or the supermajority vote of the holders of all outstanding shares of common stock then entitled to vote on the election of directors. In addition, the number of directors constituting our board of directors may be set only by a resolution adopted by a majority vote of our entire board of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, will only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws will provide that special meetings of the stockholders may be called only upon the request of a majority of our board of directors or upon the request of the president. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board or a committee of our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements and provide us with certain information. Our bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Stockholder Action by Written Consent

Our certificate of incorporation will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by our board of directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action. Stockholders will not be allowed to cumulate their votes for the election of directors.

Authorized but Unissued Shares

After the filing of our certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue any authorized but unissued shares of common stock and preferred stock, subject to any limitations imposed by the listing standards of NASDAQ. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the DGCL

We intend to opt out of Section 203 of the DGCL; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Choice of Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers, or other employees to us or to our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws or (iv) any action asserting a claim against us or any director, officer or other employee that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. Any person or entity purchasing or otherwise acquiring shares of our capital stock will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Limitations of Liability and Indemnification

See “Certain Relationships and Related Party Transactions—Indemnification of Directors and Officers.”

Listing

We intend to apply to have our common stock listed on the NASDAQ Global Select Market under the symbol “WGRD”.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of                shares of our common stock will be outstanding, based on the number of shares outstanding as of                , 2017. This includes                shares of common stock that we are selling in this offering, which shares may be resold in the public market immediately without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rules 144 and 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that are deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	shares will be eligible for sale on the date of this prospectus; and

•

            additional shares will be eligible for sale upon expiration of the lock-up agreements described below 180 days after the date of this prospectus, subject in many cases to the limitations of either Rule 144 or Rule 701 under the Securities Act.

Lock-Up Agreement

We, the selling stockholders, all of our directors and executive officers, and holders of our outstanding shares and shares issuable upon the exercise of options, have agreed with the underwriters not to dispose of any of our common stock or securities convertible into or exchangeable for shares of our common stock during the 180-day period following the date of this prospectus, except with the prior written consent of Barclays Capital Inc. and SunTrust Robinson Humphrey, Inc. See “Underwriting.”

After the offering, our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

See “Underwriting” for a more complete description of the lock-up agreements with the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after our initial public offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Options

As soon as practicable after the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under the LTIP. This registration statement will become effective immediately upon filing, and shares covered by the Form S-8 registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of the LTIP, see “Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Offering—Long-Term Incentive Plan.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S.

HOLDERS OF COMMON STOCK

The following is a discussion of material U.S. federal income and estate tax consequences to “non-U.S. holders” of ownership and disposition of our common stock issued pursuant to this offering, but does not purport to provide a complete analysis of all potential U.S. federal income tax and estate tax considerations relating thereto.

For purposes of the following discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

•	a partnership;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

You are not a non-U.S. holder for purposes of the following discussion if you are an alien individual present in the United States for 183 days or more in the taxable year of disposition, or in certain cases if you are a former U.S. citizen or former resident of the United States, in either of which cases you should consult your tax advisor regarding the U.S. federal income tax consequences of acquiring, owning or disposing of our common stock.

If an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes owns our common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, which changes may have effect retroactively. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances or that are subject to special tax rules, including, without limitation: banks, insurance companies and other financial institutions; persons subject to the alternative minimum tax; tax-exempt or governmental organizations, agencies or instrumentalities; controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes; brokers, dealers or traders in securities, commodities or currencies; persons that elect to use a mark-to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than 5% of our common stock, except to the extent specifically set forth below; real estate investment trusts or regulated investment companies; persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction; persons who hold or receive our common stock as compensation; and persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code). This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective non-U.S. holders should consult their tax advisors with respect to the particular tax consequences to them of acquiring, owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Distributions on Common Stock

We do not expect to pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Dispositions of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate or a reduced rate specified by an applicable tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying its entitlement to benefits under such a treaty.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States),the 30% withholding tax would not apply to such dividend (provided such non-U.S. holder provides a Form W-8ECI, certifying that the dividends are “effectively connected” with the non-U.S. holder’s conduct of a trade or business within the United States). Instead, the dividends so treated as “effectively connected” will be generally subject to U.S. federal income tax on a net income basis at graduated rates in substantially the same manner as if the non-U.S. holder were a United States person. In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if an income tax treaty applies and you qualify for the benefits of such treaty, such lower rate as provided, if any) branch profits tax on dividends you receive that are effectively connected with the conduct of a U.S. trade or business.

Dispositions of Common Stock

Subject to the discussion below on backup withholding and FATCA, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above in “—Distributions on Common Stock”; or

•

we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period of our common stock, whichever period is shorter, and either (i) our common stock has ceased to be “regularly traded” as defined by applicable U.S. Treasury regulations on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) such non-U.S. holder owns, or has owned, at any time during the five-year period preceding the disposition or such non-U.S. holder’s holding period, whichever is shorter, actually or constructively, more than 5% of any class of our common stock that is publicly traded.

We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation, but there can be no assurances that we are not now or will not become in the future a U.S. real property holding corporation.

Backup Withholding and Information Reporting

Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the jurisdiction in which the non-U.S. holder resides. Unless the non-U.S. holder is an “exempt recipient,” dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules may be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Sections 1471-1474 of the Code and the U.S. Treasury Regulations, rules or other guidance issued thereunder (including after the date hereof) and the terms of implementing intergovernmental agreements, and legislation or rules and similar laws commonly referred to as “FATCA” generally impose a withholding of 30% on payments of U.S.-source dividends, and, for sales or dispositions on or after January 1, 2019, proceeds from our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes certain investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) under FATCA have been satisfied, or an exemption from FATCA applies (typically certified as to by the delivery of a properly completed IRS Form W-8). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in our common shares.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR NON-U.S. HOLDER. EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE COMMON SHARES IN LIGHT OF THE NON-U.S. HOLDER’S OWN CIRCUMSTANCES.

UNDERWRITING

Barclays Capital Inc. and SunTrust Robinson Humphrey, Inc. are acting as representatives of the underwriters and book-running managers of this offering. Under the terms of an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
SunTrust Robinson Humphrey, Inc.
Oppenheimer & Co. Inc.
Cowen and Company, LLC
Imperial Capital, LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	Us		Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $        per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us and the selling stockholders are estimated to be approximately $                (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriters for expenses related to clearance of this offering with the Financial Industry Regulatory Authority up to $        . We have also agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of                shares from the

selling stockholders at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, the selling stockholders, all of our directors and executive officers, and holders of our outstanding shares and shares issuable upon the exercise of options, have agreed that, for a period of 180 days after the date of this prospectus subject to certain limited exceptions, including those described below, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc. and SunTrust Robinson Humphrey, Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than, with respect to us, the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus, or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than, with respect to us, the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc. and SunTrust Robinson Humphrey, Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and SunTrust Robinson Humphrey, Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to any of our officers or directors, Barclays Capital Inc. and SunTrust Robinson Humphrey, Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares offered hereby for our officers, directors, employees, clients, suppliers, vendors and friends and relatives of our employees. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the NASDAQ Global Select Market

We intend to apply to have our common stock listed on the NASDAQ Global Select Market under the symbol “WGRD”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus outside the United States, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, the underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions Outside the United States

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of shares of common stock by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•

by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us, the selling stockholders or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter, the selling stockholders and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•

in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

Notice to Residents of Canada

The securities may be sold only to purchasers in Canada purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under such ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of such ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under such ordinance.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Dallas, Texas. White & Case LLP, New York, New York has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The audited consolidated financial statements included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, or Grant Thornton, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

CHANGE IN AUDITORS

On June 20, 2017, the Company’s board of directors engaged Grant Thornton as our independent registered public accounting firm for the years ended December 31, 2015 and 2016. As a result of the engagement of Grant Thornton, we dismissed PriceKubecka, PLLC, or PriceKubecka, as our independent auditor, which dismissal was approved by our board of directors. The Company’s board of directors approved the decision to change our independent registered public accounting firm in connection with preparations for this offering due to the fact that PriceKubecka was not registered with the Public Company Accounting Oversight Board.

During the audit of the years ended December 31, 2015 and 2016, and the subsequent interim period up to the date of PriceKubecka’s dismissal, there were no disagreements with PriceKubecka on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PriceKubecka’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report for such period and there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K. The report of PriceKubecka on the consolidated financial statements of the Company as of and for the years ended December 31, 2015 and 2016 did not contain any adverse opinions or disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2015 and 2016, and the subsequent interim period through the date of PriceKubecka’s dismissal, neither the Company, nor any person on its behalf, consulted Grant Thornton with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report or oral advice was provided to the Company by Grant Thornton that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is described in Item 304(a)(1)(v) of Regulation S-K.

We requested PriceKubecka to provide us with a letter addressed to the SEC stating whether or not PriceKubecka agrees with the above disclosure. A copy of PriceKubecka’s letter, dated , is attached as Exhibit 16.1 to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

	December 31, 2016	March 31, 2017 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,352	$2,511
Accounts receivable, net	15,133	14,538
Prepaid expenses	682	505
Inventories	9,625	9,959

Total current assets	26,792	27,513
Property and equipment, net	1,996	6,996
Intangible assets, net	696	740
Deposits	51	51

Total assets	$29,535	$35,300

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$2,730	$3,042
Accrued liabilities	4,548	4,356
Deferred revenue	5,467	5,429
Line of credit	—	4,000

Total current liabilities	12,745	16,827
Deferred revenue, non-current	8,104	9,272
Other accrued liabilities	97	85

Total liabilities	20,946	26,184

Commitments and contingencies
Members’ equity:
Common membership units, $0.00 par value (9,604,556 units authorized, 8,044,100 units issued and outstanding)
Members’ equity	8,589	9,116

Total liabilities and members’ equity	$29,535	$35,300

See accompanying notes to the consolidated financial statements.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS, EXCEPT PER SHARE DATA)

(UNAUDITED)

	For the Three Months Ended March 31,
	2016	2017
Net revenues	$17,864		$22,643
Cost of goods sold and services provided	8,173		9,840

Gross profit	9,691		12,803
Operating expenses:
Research and development	2,575		2,837
Sales and marketing	2,771		3,909
General and administrative	2,402		3,134

Total operating expenses	7,748		9,880

Operating income	1,943		2,923
Interest (expense) income, net	(56)		1

Net income	$1,887		$2,924

Pro Forma Information (unaudited):
Net income before pro forma provision for income taxes			$2,924
Pro forma provision for income taxes			836

Pro forma net income			$2,088

Pro forma net income per share:
Basic		$
Diluted		$
Pro forma weighted average shares outstanding:
Basic
Diluted

See accompanying notes to the consolidated financial statements.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

(UNAUDITED)

	Number of Common Units	Total Members’ Equity
Balances at December 31, 2016	8,044,100	$8,589
Distribution to members	—	(2,397)
Net income	—	2,924

Balances at March 31, 2017	8,044,100	$9,116

See accompanying notes to the consolidated financial statements

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

(UNAUDITED)

	Three Months Ended March 31,
	2016	2017
Operating activities
Net income	$1,887	$2,924
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	128	139
Bad debt expense	72	49
Provision for inventory obsolescence	139	137
Changes in operating assets and liabilities:
Accounts receivable	(1,786)	537
Prepaid expenses and deposits	(732)	177
Inventories	255	(471)
Accounts payable and accrued liabilities	2,290	108
Deferred revenue	554	1,130

Net cash provided by operating activities	2,807	4,730

Investing activities
Additions to intangible assets	(21)	(53)
Purchases of property and equipment	(335)	(5,130)

Net cash used in investing activities	(356)	(5,183)

Financing activities
Borrowings on line of credit	—	4,000
Payments on notes payable	(916)	—
Common member distributions	(1,469)	(2,397)

Net cash (used in) provided by financing activities	(2,385)	1,603

Effects of exchange rate changes	11	9
Change in cash and cash equivalents	77	1,159
Cash and cash equivalents
Beginning of period	2,934	1,352

End of period	$3,011	$2,511

Supplemental cash flow disclosure
Cash paid for interest	$56	$—

See accompanying notes to the consolidated financial statements.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS)

(UNAUDITED)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Enforcement Video, LLC (“Enforcement Video” or the “Company”) is the leading provider of mobile video solutions for law enforcement, supplying in-car and body-worn cameras along with evidence management software designed to meet the needs of law enforcement agencies of varying sizes and technological capabilities. These video systems and evidence management platforms are sold under the trade name WatchGuard Video to law enforcement agencies primarily in the United States and Canada. The Company is headquartered in Allen, Texas.

On May 23, 2016, WGV Associates, LLC (“WGV”) was formed in the State of Texas as a limited liability company for the purpose of holding a profits interest in Enforcement Video. Enforcement Video is the managing member of WGV and the non-managing members have no control over the management of WGV and have no power to transact any business of Enforcement Video. Accounts of WGV have been consolidated in these financial statements.

On August 12, 2016, 420 E. Exchange Parkway, LLC (“420 E. Exchange”) was formed in the State of Texas as a limited liability company wholly owned by Enforcement Video with the purpose of holding the land, improvements and debt associated with the new corporate headquarters. Accounts of 420 E. Exchange have been consolidated in these financial statements.

2.	BASIS OF PRESENTATION

Consolidation

Our consolidated financial statements include the financial results of Enforcement Video, 420 E. Exchange and WGV (collectively “we,” “our” or “us”). Intercompany balances and transactions are eliminated in consolidation.

Principles of Consolidation

The consolidated financial statements included herein have been prepared by the Company. In the opinion of the Company’s management, all adjustments of a normal and recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Registration Statement on Form S-1. The results of operations for the three-month period ended March 31, 2017 are not necessarily indicative of operating results for any other interim period or for the year ending December 31, 2017.

Uses of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the preparation of our financial statements include those related to our allowance for doubtful accounts, accruals for warranty costs, self-insured health insurance costs, allowance for inventory obsolescence, the useful lives for long lived and intangible assets and the fair values of our financial instruments. These estimates are based on historical experience where applicable and other assumptions that we believe are reasonable under circumstances. As such, actual results could differ from these estimates.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS)

(UNAUDITED)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. We maintain cash and cash equivalents in bank deposit accounts and money market funds with high quality financial institutions.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We consider the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. We also calculate a percentage of total accounts receivable to be potentially uncollectible based on our estimates and assumptions each year.

Based on our assessment, we provide for estimated uncollectible amounts through a charge to general and administrative expense and a credit to a valuation allowance. Balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Inventories

Inventories consist of material, direct labor, and manufacturing labor and overhead and are stated at the lower of cost or fair market value and include provisions for obsolescence commensurate with known or estimated exposures to reduce their net realizable value. Cost is determined using the first-in, first-out (FIFO) method.

Changes in the reserve for obsolescence consisted of the following:

	December 31, 2016	March 31, 2017 (Unaudited)
Balance at the beginning of the period	$625	$814
Provision for reserve for obsolescence	632	239
Reduction in inventory reserves for write-offs	(443)	(102)

Balance at the end of the period	$814	$951

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS)

(UNAUDITED)

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease terms. Costs incurred during building construction are recorded as construction in progress and are not depreciated until the asset is placed into service. Product tooling in progress is stated at cost, which includes the cost of the tooling and other direct costs attributable to the tooling. No provision for depreciation is made on product tooling in progress until such time as the relevant tools are completed and put into use.

Intangible Assets

Intangible assets consist of patents pending, patents issued, and software. All intangible assets are initially measured based on their fair value. Patents pending are not amortized, but the costs accumulate until the patent has been approved, upon which we will amortize the full cost related to each specific patent over its expected life. Patents issued are amortized on a straight-line basis over the estimated useful lives of the assets. If a patent is abandoned or the issuance of the final patent is denied, then the amount deferred will be immediately charged to expense.

The Company expenses software development costs, including costs to develop software products or the software component of products to be marketed to external users, before technological feasibility of such products is reached. The Company has determined that technological feasibility is reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products are not material.

Software development costs also include costs to develop software programs to be used solely to meet the Company’s internal needs. The Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the intended function. Additionally, the Company capitalizes qualifying costs incurred for upgrades and enhancements to existing software that result in additional functionality. Costs related to preliminary project planning activities, post-implementation activities, maintenance and minor modifications are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life.

Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. We have determined there was no impairment of intangible assets for the three months ended March 31, 2017.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets with finite lives, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. We have determined there was no impairment of long-lived assets for the three months ended March 31, 2017.

Fair Value of Financial Instruments

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The Company uses a three-tier fair

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS)

(UNAUDITED)

value hierarchy, which classifies the inputs used in measuring fair values, in determining the fair value of its financial assets and liabilities. These tiers include: Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets; Level 2, defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Specific inputs used to value the Company’s interest rate swap liabilities included quoted three-month LIBOR rates for the remaining life of the interest rate swaps. There were no changes in the methods and assumptions used in measuring fair value during the period.

Our financial instruments consist of cash and cash equivalents, trade receivables, trade payables, long-term notes payable (including current maturities) and a line of credit. We consider the carrying values of cash and cash equivalents, trade receivables and trade payables to be representative of their respective fair values because of their short-term maturities or expected settlement dates. The carrying value of our short- and long-term notes payable and line of credit also approximates fair value because these instruments bear interest at market rates. None of these instruments are held for trading purposes.

Standard Warranties

We provide product warranties for specific products and accrue for estimated future warranty costs in the period in which the revenue is recognized. Provision for estimated warranty costs is charged to costs of goods sold and services provided when revenue is recorded for the related product made in the period in which such costs become probable and is periodically adjusted to reflect actual experience. We warrant our products against defects in design, materials, and workmanship generally for one year. A provision for estimated future costs related to warranty expense is recorded when products are shipped. Our warranty accruals are based on our best estimates of product failure rates and unit costs to repair. Accrued warranty costs are included in accrued liabilities in the accompanying consolidated balance sheets.

Revenue Recognition

We sell our products and services to law enforcement and commercial customers. Sales to customers are made through our sales force, comprised of employees and independent contractors, either directly to the end customer (typically a law enforcement agency or a commercial customer) or through a reseller. Revenue includes the sale of physical products, corresponding extended warranties and other related accessories. Revenue also includes subscriptions to our software and software maintenance contracts, which gives the customer the right to future enhancements. We also recognize product repair revenue and other professional service revenue.

Revenue from the sale of products is recorded when the product is shipped, title and risk of loss have transferred to the purchaser, payment terms are fixed or determinable and payment is reasonably assured.

Revenue is recognized upon shipment of the product and acceptance of the service by the end customer. Product revenue is recorded when the product is shipped to the end customer. Sales taxes collected on products sold are excluded from revenue and are reported as an accrued expense in the accompanying balance sheets until payments are remitted.

Revenue for extended warranty and other software maintenance contracts are treated as deferred revenue and recognized over the term of the contracted warranty or service period on a straight-line basis.

When free products are offered as part of multiple deliverable transactions, total consideration is separated and allocated between the elements.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS)

(UNAUDITED)

Multiple element arrangements consisting of product, software, software maintenance and extended warranties are offered to our customers. Revenue arrangements with multiple deliverables are divided into separate units and revenue is allocated using the relative selling price method based upon vendor-specific objective evidence of selling price or third-party evidence of the selling prices if vendor-specific objective evidence of selling prices does not exist. If neither vendor-specific objective evidence nor third-party evidence exists, management uses its best estimate of selling price. The majority of the Company’s allocations of arrangement consideration under multiple element arrangements are performed using vendor-specific objective evidence by utilizing prices charged to customers for deliverables when sold separately.

Cost of Goods Sold and Services Provided

Cost of goods sold consists of material, direct labor and overhead costs related to the manufacturing of our products. Shipping cost incurred related to the product delivery are also included in costs of goods sold. Cost of services provided includes primarily repair work, software maintenance and support costs.

Research and Development Expenses

Expenditures for research activities relating to product development and improvement are charged to operating expenses as incurred. Research and development expenses include compensation and other related costs for research and development personnel as well as engineering costs for product prototypes.

Advertising Costs

The Company expenses advertising costs in the period in which they are incurred. Advertising costs are included in sales and marketing expenses in the accompanying consolidated statements of income.

Foreign Currency

Our functional currency is the U.S. dollar. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates. At times, we receive payment in a currency that is not our functional currency. Gains and losses resulting from foreign currency transactions are included in current results of operations.

Income Taxes

We operate as a limited liability company (“LLC”). An LLC combines a corporation’s protection from personal liability for business debts along with the pass-through tax structure of a partnership or sole proprietorship. Business income passes through the business to the LLC members, who report their share of profits or losses on their individual income tax returns. Accordingly, no provision for income taxes is reflected in our consolidated financial statements. However, for IPO purposes, we have provided a pro forma provision for income taxes and pro forma net income, reflected in our consolidated statements of income.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to us but which will only be resolved when one or more future events occur or fail to occur. Along with our legal counsel, we assess such contingent liabilities, and such assessment inherently involves an exercise of judgment.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS)

(UNAUDITED)

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, our legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Derivative Instruments and Hedging Activities

Every derivative instrument (including certain derivative instruments embedded in other contracts) is recorded on the Company’s consolidated balance sheets as either an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized in earnings unless specific hedge accounting criteria are met. If the derivative is designated as a cash flow hedge, changes in fair value are recognized in comprehensive income until the hedged item is recognized in earnings. The Company estimates fair value utilizing the cash flows valuation technique. The fair values of derivative contracts that expire in less than one year are recognized as current assets or liabilities. Those that expire in more than one year are recognized as long-term assets or liabilities.

Segment Information

We operate in a single operating segment and a single reporting segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. Our chief operating decision maker allocates resources and assesses performance based upon financial information at the consolidated level. Since we operate in one operating segment, all required financial segment information is presented in the consolidated financial statements.

Comprehensive Income

We account for comprehensive income in accordance with ASC 220, Comprehensive Income, which requires comprehensive income and its components to be separately reported. Comprehensive income includes net income plus other comprehensive income (e.g., certain revenues, expenses, gains and losses reported as a separate component of members’ equity rather than in net income). To date, there have been no transactions that would cause material comprehensive income and therefore no presentation of comprehensive income is presented.

Immaterial Error Correction

The Company identified that certain amounts related to the accounting for extended warranty contracts were improperly recorded in the previously issued consolidated financial statements for the year ended December 31, 2016 presented with the unaudited consolidated financial statements for the three months ended March 31, 2017. The Company made corrections to deferred revenue and accrued liabilities for the year ended December 31, 2016 consolidated financial statements to correct the previously reported amounts. These corrections did not have any effect on operating income, net income, cash flows.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS)

(UNAUDITED)

Unaudited Pro Forma Information

Unaudited Pro Forma Income Taxes

These financial statements have been prepared in anticipation of a proposed initial public offering (the “Offering”). We are currently a Texas limited liability company which will be treated as a taxable C corporation, and therefore subject to federal and state income taxes. Prior to the closing of this offering, we will convert into a Delaware corporation. All of our outstanding equity interests will be converted into shares of common stock and we will change our name to WatchGuard, Inc. Accordingly, a pro forma income tax provision has been disclosed as if we were a taxable corporation. The effective tax rate includes a corporate level state income tax rate with consideration to apportioned income for each state of operation.

Unaudited Pro Forma Net Income Per Share

We have presented pro forma net income per share for the most recent period. Pro forma basic and diluted net income per share was computed by dividing pro forma net income attributable to us by the number of shares of common stock attributable to us to be issued in the initial public offering described in the Registration Statement.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	December 31, 2016	March 31, 2017 (Unaudited)
Accounts receivable	$16,008	$15,461
Allowance for doubtful accounts	(282)	(285)
Allowance for returns and discounts	(593)	(638)

Accounts receivable, net	$15,133	$14,538

5.	INVENTORIES

Inventories consisted of the following:

	December 31, 2016	March 31, 2017 (Unaudited)
Raw materials	$6,664	$5,488
Work-in-process	2	585
Finished goods	2,959	3,886

Total Inventories	$9,625	$9,959

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS)

(UNAUDITED)

6.	PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation consisted of the following:

	December 31, 2016	March 31, 2017 (Unaudited)
Land	$—	$4,506
Computer and related equipment	1,327	1,399
Furniture and fixtures	474	474
Manufacturing tools and equipment	1,599	1,600
Autos and trucks	703	736
Leasehold improvements	230	230
Construction and product tooling in progress	670	1,184

Total property and equipment	5,003	10,129

Less: accumulated depreciation and amortization	(3,007)	(3,133)

Property and equipment, net	$1,996	$6,996

7.	LINE OF CREDIT

As of January 1, 2015, we had available a revolving line of credit with a bank for the lesser of (a) $6,500 or (b) the sum of 80% of eligible domestic trade accounts receivable and 50% of eligible inventory, as defined. In December 2016, we amended the revolving line of credit arrangement to increase the line of credit amount available to $13,500. On each of December 29, 2017 and 2018, the maximum line of credit borrowing amount will be permanently reduced by $1,150. Under the amended terms, the revolving line of credit may be borrowed as “base rate” or “LIBOR” portions, each of which have variable interest rates based on those underlying rates. The interest rate on the line of credit was LIBOR plus 2.75% or 3.52% and 3.73% as of December 31, 2016 and March 31, 2017, respectively. All borrowings are collateralized by our assets, a keyman life insurance policy, and 91.10% of our common membership interests. The outstanding balance as of December 31, 2016 and March 31, 2017 was $0 and $4,000, respectively. Borrowings under the line of credit and notes payable with the bank are subject to certain financial covenants and restrictions on indebtedness and other related items. As of March 31, 2017, we were in compliance with these financial covenants.

8.	DERIVATIVE INSTRUMENT

On January 31, 2017, we entered into an interest rate swap agreement with a bank in which we will make monthly fixed rate payments at 5.445% on a notional amount of $26,500, beginning September 1, 2018. This swap agreement was modified on June 30, 2017 to adjust our monthly fixed payments to 5.495% on a notional amount of $24,800, beginning September 1, 2018.

9.	SUBSEQUENT EVENTS

We have evaluated all subsequent events for potential recognition and disclosure through August 2, 2017, the date the consolidated financial statements were available to be issued.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS)

(UNAUDITED)

On June 30, 2017, 420 E. Exchange entered into a construction loan for the building of our new company headquarters. Upon completion, the construction loan converts to a $24,800, twenty year amortization, ten year term loan with monthly principal and interest payments of $172 at a fixed rate of 5.495%. The loan to 420 E. Exchange is guaranteed by Enforcement Video.

On June 30, 2017, we entered into a ten year building lease with 420 E. Exchange with monthly lease payments fixed at $180.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Enforcement Video, LLC

We have audited the accompanying consolidated balance sheets of Enforcement Video, LLC and subsidiary (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of income, members’ equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enforcement Video, LLC and subsidiary as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas

August 2, 2017

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

	December 31,
	2015	2016
Assets
Current assets:
Cash and cash equivalents	$2,934	$1,352
Accounts receivable, net	8,020	15,133
Prepaid expenses	304	682
Inventories	8,866	9,625

Total current assets	20,124	26,792
Property and equipment, net	1,192	1,996
Intangible assets, net	646	696
Deposits	47	51
Notes receivable from related parties, net	300	—

Total assets	$22,309	$29,535

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$2,077	$2,730
Accrued liabilities	2,640	4,548
Deferred revenue	3,733	5,467
Notes payable	1,663	—

Total current liabilities	10,113	12,745
Accrued rent	140	97
Notes payable, non-current	2,602	—
Less unamortized discount and debt issuance cost	(89)	—
Deferred revenue, non-current	5,483	8,104
Other accrued liabilities	140	97

Total liabilities	18,249	20,946

Commitments and contingencies
Members’ equity:
Common membership units, $0.00 par value (8,644,100 and 9,604,556 units authorized, respectively, 8,044,100 units issued and outstanding)
Members’ equity	4,060	8,589

Total liabilities and members’ equity	$22,309	$29,535

See accompanying notes to the consolidated financial statements.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2016

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ended December 31,
	2015	2016
Net revenues	$58,217		$77,056
Cost of goods sold and services provided	24,826		33,664

Gross profit	33,391		43,392
Operating expenses:
Research and development	8,034		10,580
Sales and marketing	8,184		12,273
General and administrative	8,606		11,297

Total operating expenses	24,824		34,150

Operating income	8,567		9,242
Interest expense, net	(280)		(240)

Net income	$8,287		$9,002

Pro Forma Information (unaudited):
Net income before pro forma provision for income taxes			$9,002
Pro forma provision for income taxes			2,554

Pro forma net income			$6,448

Pro forma net income per share:
Basic		$
Diluted		$
Pro forma weighted average shares outstanding:
Basic
Diluted

See accompanying notes to the consolidated financial statements.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

	Number of Common Units	Total Members’ Equity (Deficit)
Balances at January 1, 2015	7,994,100	$(623)
Issuance of common units	50,000	39
Distribution to members	—	(3,643)
Net income	—	8,287

Balances at December 31, 2015	8,044,100	$4,060

Distribution to members	—	(4,473)
Net income	—	9,002

Balances at December 31, 2016	8,044,100	$8,589

See accompanying notes to the consolidated financial statements.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

DECEMBER 31, 2015 AND 2016

	Year Ended December 31,
	2015	2016
Operating activities
Net income	$8,287	$9,002
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	520	656
Loss (gain) on sale of property and equipment	2	(1)
Bad debt expense	49	156
Provision for inventory obsolescence	(105)	189
Abandonment of patents	—	47
Changes in operating assets and liabilities:
Accounts receivable	(980)	(7,370)
Prepaid expenses	(6)	(382)
Inventories	(858)	(948)
Accounts payable and accrued liabilities	102	2,518
Deferred revenue	1,312	4,355

Net cash provided by operating activities	8,323	8,222

Investing activities
Additions to intangible assets	(182)	(157)
Purchases of property and equipment	(411)	(1,317)

Net cash used in investing activities	(593)	(1,474)

Financing activities
Repayment of notes receivable from related parties	—	300
Payments on notes payable	(2,663)	(4,265)
Common member interests issued to employees	39	—
Common member distributions	(3,643)	(4,473)

Net cash used in financing activities	(6,267)	(8,438)

Effects of exchange rate changes	43	108
Change in cash and cash equivalents	1,506	(1,582)
Cash and cash equivalents
Beginning of year	1,428	2,934

End of year	$2,934	$1,352

Supplemental cash flow disclosure
Cash paid for interest	$268	$167
Cash paid for taxes	$25	$33

See accompanying notes to the consolidated financial statements.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Enforcement Video, LLC (“Enforcement Video” or the “Company”) is the leading provider of mobile video solutions for law enforcement, supplying in-car and body-worn cameras along with evidence management software designed to meet the needs of law enforcement agencies of varying sizes and technological capabilities. These video systems and evidence management platforms are sold under the trade name WatchGuard Video to law enforcement agencies primarily in the United States and Canada. The Company is headquartered in Allen, Texas.

On May 23, 2016, WGV Associates, LLC (“WGV”) was formed in the State of Texas as a limited liability company for the purpose of holding a profits interest in Enforcement Video. Enforcement Video is the managing member of WGV and the non-managing members have no control over the management of WGV and have no power to transact any business of Enforcement Video. Accounts of WGV have been consolidated in these financial statements.

On August 12, 2016, 420 E. Exchange Parkway, LLC (“420 E. Exchange”) was formed in the State of Texas as a limited liability company wholly owned by Enforcement Video with the purpose of holding the land, improvements and debt associated with the new corporate headquarters. Accounts of 420 E. Exchange have been consolidated in these financial statements.

2.	BASIS OF PRESENTATION

Principles of Consolidation

Our consolidated financial statements include the financial results of Enforcement Video, 420 E. Exchange and WGV (collectively “we,” “our” or “us”). Intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the preparation of our financial statements include those related to our allowance for doubtful accounts, accruals for warranty costs, self-insured health insurance costs, allowance for inventory obsolescence, the useful lives for long lived and intangible assets and the fair values of our financial instruments. These estimates are based on historical experience where applicable and other assumptions that we believe are reasonable under circumstances. As such, actual results could differ from these estimates.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. We maintain cash and cash equivalents in bank deposit accounts and money market funds with high quality financial institutions.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

consider the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. We also calculate a percentage of total accounts receivable to be potentially uncollectible based on our estimates and assumptions each year.

Based on our assessment, we provide for estimated uncollectible amounts through a charge to general and administrative expense and a credit to a valuation allowance. Balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Changes in the allowance for doubtful accounts consisted of the following:

	2015	2016
Balance at the beginning of the year	$98	$147
Provision for doubtful accounts	49	156
Write-offs	—	(21)

Balance at the end of the year	$147	$282

Inventories

Inventories consist of material, direct labor, and manufacturing labor and overhead and are stated at the lower of cost or fair market value and include provisions for obsolescence commensurate with known or estimated exposures to reduce their net realizable value. Cost is determined using the first-in, first-out (FIFO) method.

Changes in the reserve for obsolescence consisted of the following:

	2015	2016
Balance at the beginning of the year	$729	$625
Provision for reserve for obsolescence	645	632
Reduction in inventory reserves	(749)	(443)

Balance at the end of the year	$625	$814

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

Depreciation is determined using the straight-line method over the estimated useful lives of the assets as follows:

Computer and related equipment	5 years
Furniture and fixtures	5 years
Manufacturing tools and equipment	3 to 5 years
Autos and trucks	5 years

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease terms. Costs incurred during building construction are recorded as construction in progress and are not depreciated until the asset is placed into service. Product tooling in progress is stated at cost, which includes the cost of the tooling and other direct costs attributable to the tooling. No provision for depreciation is made on product tooling in progress until such time as the relevant tools are completed and put into use.

Intangible Assets

Intangible assets consist of patents pending, patents issued, and software. All intangible assets are initially measured based on their fair value. Patents pending are not amortized, but the costs accumulate until the patent has been approved, upon which we will amortize the full cost related to each specific patent over its expected life. Patents issued are amortized on a straight-line basis over the estimated useful lives of the assets. If a patent is abandoned or the issuance of the final patent is denied, then the deferred amount will be immediately charged to expense.

The Company expenses software development costs, including costs to develop software products or the software component of products to be marketed to external users, before technological feasibility of such products is reached. The Company has determined that technological feasibility is reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products are not material.

Software development costs also include costs to develop software programs to be used solely to meet the Company’s internal needs. We capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the intended function. Additionally, we capitalize qualifying costs incurred for upgrades and enhancements to existing software that result in additional functionality. Costs related to preliminary project planning activities, post-implementation activities, maintenance and minor modifications are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life.

We evaluate the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets with finite lives, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. We have determined that there was no impairment of long-lived assets for the years ended December 31, 2015 or 2016.

Debt Issuance Costs

Debt issuance costs are amortized into interest expense over the scheduled maturity of the debt using the effective interest method. When a loan is paid in full, any unamortized fees are removed from the related accounts and charged to interest expense.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

Fair Value of Financial Instruments

The Company uses the fair value framework that prioritizes the inputs to valuation techniques for measuring financial assets and liabilities measured on a recurring basis and for non-financial assets and liabilities when these items are re-measured. Fair value is considered to be the exchange price in an orderly transaction between market participants, to sell an asset or transfer a liability at the measurement date. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 – Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 – Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about inputs that market participants would use in pricing an asset or liability.

Our financial instruments consists of cash and cash equivalents, trade receivables, trade payables, long-term notes payable (including current maturities) and derivative liabilities. We consider the carrying values of cash and cash equivalents, trade receivables and trade payables to be representative of their respective fair values because of their short-term maturities or expected settlement dates. The fair value of our short and long-term notes payable also approximates fair value since these instruments bear market rates of interest. None of these instruments are held for trading purposes.

Standard Warranties

We provide product warranties for specific products and accrue for estimated future warranty costs in the period in which the revenue is recognized. Provision for estimated warranty costs is charged to costs of goods sold and services provided when revenue is recorded for the related product made in the period in which such costs become probable and is periodically adjusted to reflect actual experience. We warrant our products against defects in design, materials, and workmanship generally for one year. A provision for estimated future costs related to warranty expense is recorded when products are shipped. Our warranty accruals are based on our best estimates of product failure rates and unit costs to repair. Accrued warranty costs are included in accrued liabilities on the accompanying consolidated balance sheets.

Changes in the estimated product warranty liabilities consisted of the following:

	2015	2016
Balance at the beginning of the year	$288	$280
Provision for warranty costs charged to expense	390	1,128
Warranty claims settled	(398)	(799)

Balance at the end of the year	$280	$609

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

Revenue Recognition

We sell our products and services to law enforcement and commercial customers. Sales to customers are made through our sales force, comprised of employees and independent contractors, either directly to the end customer (typically a law enforcement agency or a commercial customer) or through a reseller. Revenue includes the sale of physical products, corresponding extended warranties and other related accessories. Revenue also includes subscriptions to our software and software maintenance contracts, which gives the customer the right to future enhancements. We also recognize product repair revenue and other professional service revenue.

Revenue from the sale of products are recorded when the product is shipped, title and risk of loss have transferred to the purchaser, payment terms are fixed or determinable and payment is reasonably assured.

Revenue is recognized upon shipment of the product and acceptance of the service by the end customer. Product revenue is recorded when the product is shipped to the end customer. Sales taxes collected on products sold are excluded from revenue and are reported as an accrued expense in the accompanying balance sheets until payments are remitted.

Revenue for extended warranty and other software maintenance contracts are treated as deferred revenue and recognized over the term of the contracted warranty or service period on a straight-line basis.

When free products are offered as part of multiple deliverable transactions, total consideration is separated and allocated between the elements.

Multiple element arrangements consisting of product, software, software maintenance and extended warranties are offered to our customers. Revenue arrangements with multiple deliverables are divided into separate units and revenue is allocated using the relative selling price method based upon vendor-specific objective evidence of selling price or third-party evidence of the selling prices if vendor-specific objective evidence of selling prices does not exist. If neither vendor-specific objective evidence nor third-party evidence exists, management uses its best estimate of selling price. The majority of the Company’s allocations of arrangement consideration under multiple element arrangements are performed using vendor-specific objective evidence by utilizing prices charged to customers for deliverables when sold separately.

Cost of Goods Sold and Services Provided

Cost of goods sold consists of material, direct labor and overhead costs related to the manufacturing of our products. Shipping cost incurred related to the product delivery are also included in costs of goods sold. Cost of services provided includes primarily repair work, software maintenance and support costs.

Research and Development Expenses

Expenditures for research activities relating to product development and improvement are charged to operating expenses as incurred. Research and development expenses include compensation and other related costs for research and development personnel as well as engineering costs for product prototypes. Total research and development expenses for the years ended December 31, 2015 and 2016 were $8,034 and $10,580, respectively.

Advertising Costs

The Company expenses advertising costs in the period in which they are incurred. Advertising costs are included in sales and marketing expenses in the accompanying consolidated statements of income. Total advertising costs for the years ended December 31, 2015 and 2016 were $1,129 and $1,299, respectively.

ENFORCEMENT VIDEO, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

Foreign Currency

Our functional currency is the U.S. dollar. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. At times, we receive payment in a currency that is not our functional currency. Gains and losses resulting from foreign currency transactions are included in current results of operations.

Income Taxes

We operate as a limited liability company (“LLC”). An LLC combines a corporation’s protection from personal liability for business debts along with the pass-through tax structure of a partnership or sole proprietorship. Business income passes through the business to the LLC members, who report their share of profits or losses on their individual income tax returns. Accordingly, no provision for income taxes is reflected in our consolidated financial statements. However, for IPO purposes, we have provided a pro forma income tax expense and net income after taxes, reflected in our consolidated statements of income.

Segment Information

We operate in a single operating segment and a single reporting segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. Our chief operating decision maker allocates resources and assesses performance based upon financial information at the consolidated level.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to us but which will only be resolved when one or more future events occur or fail to occur. Along with our legal counsel, we assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, our legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Comprehensive Income

We account for comprehensive income in accordance with ASC 220, Comprehensive Income, which requires comprehensive income and its components to be separately reported. Comprehensive income includes net income plus other comprehensive income (e.g., certain revenues, expenses, gains and losses reported as a separate component of members’ equity rather than in net income). To date, there have been no transactions that would cause material comprehensive income and therefore no presentation of comprehensive income is presented.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

Immaterial Error Correction

The Company identified that certain amounts related to the extended warranty revenue recognition and standard warranty cost recognition were improperly recorded in the previously issued consolidated financial statements. The Company, at times, provides free extended warranty to its customers. In these instances, the Company did not properly allocate the relative fair value of the extended warranty and recognize the revenue over the period of the performance obligation. In addition, the Company improperly included estimated costs of the extended warranty contracts in the provision for the standard warranty costs. The Company made corrections to decrease the members equity in the amount of $1,300 and a decrease to accrued liabilities in the amount of $300 with an offsetting increase in the deferred revenue in the amount of $1,600 as of and for the year ended December 31, 2015. The Company also made corrections to decrease deferred revenue and increase accrued liabilities in the amount of $80 as of December 31, 2016 to correct the previously reported amounts. These corrections did not have any effect on operating income, net income or cash flows.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 requires entities to recognize revenue through the application of a five-step model, which includes identification of the contract, identification of the performance obligations, determination of the transaction price, allocation of the transaction price to the performance obligations and recognition of revenue as the entity satisfies the performance obligations. Subsequently, the FASB issued the following accounting standard updates related to Topic 606, Revenue Contracts with Customers:

•

ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) in March 2016. ASU 2016-08 does not change the core principle of revenue recognition in Topic 606 but clarifies the implementation guidance on principal versus agent considerations.

•

ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing in April 2016. ASU 2016-10 does not change the core principle of revenue recognition in Topic 606 but clarifies the implementation guidance on identifying performance obligations and licensing.

•

ASUs No. 2016-12 and 2016-20, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. These ASUs do not change the core principle of revenue recognition in Topic 606 but clarifies the implementation guidance on a few narrow areas and adds some practical expedients to the guidance.

The amendments are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual reporting periods beginning after December 15, 2018. We are evaluating what impact, if any, the adoption of this ASU will have on the consolidated financial statements.

In August 2016, the FASB issued guidance to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new amendment is effective for financial statements issued for fiscal years beginning after December 15, 2017 and interim periods within those periods, with early adoption permitted. We are currently evaluating the impact that this standard will have on our statement of cash flows.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes: (Topic 740).” This update aligns the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards, which

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

requires deferred tax assets and liabilities to be classified as noncurrent in a classified balance sheet. The current requirement that deferred tax liabilities and assets be offset and presented as a single amount is not affected by the amendments in this update. The amendments in this update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We are evaluating what impact, if any, the adoption of this ASU will have on our financial condition, results of operations, cash flows or financial disclosures upon conversion to a C-corporation.

In February 2016, the FASB issued an amendment related to leases. The new guidance requires the recognition of lease assets and lease liabilities by lessees for all leases greater than one year in duration and classified as operating leases under previous guidance. The new standard is effective for annual periods beginning after December 15, 2018 and interim periods within those periods, with early adoption permitted. This new guidance must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. As of December 31, 2015 and 2016, the Company’s undiscounted minimum contractual commitments under long-term operating leases, which were not recorded on the consolidated balance sheets, were $1.6 million and $1.1 million, respectively, which is an estimate of the effect to total assets and total liabilities that the new accounting standard would have as of those dates. We are currently evaluating the impact that this standard will have on our financial condition, results of operations, and cash flows.

In July 2015, the FASB issued guidance requiring inventory to be measured at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This guidance is effective prospectively for annual reporting periods beginning after December 15, 2016, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We adopted this guidance effective January 1, 2017 and it did not have a material impact on our consolidated financial condition, results of operations or cash flows.

Unaudited Pro Forma Information

Unaudited Pro Forma Income Taxes

These financial statements have been prepared in anticipation of a proposed initial public offering (the “Offering”). We are currently a Texas limited liability company which will be treated as a taxable C corporation, and therefore subject to federal and state income taxes. Prior to the closing of this offering, we will convert into a Delaware corporation. All of our outstanding equity interests will be converted into shares of common stock and we will change our name to WatchGuard, Inc. Accordingly, a pro forma provision for income taxes has been disclosed as if we were a taxable corporation. The effective tax rate includes a corporate level state income tax rate with consideration to apportioned income for each state of operation.

Unaudited Pro Forma Net Income Per Share

We have presented pro forma net income per share for the most recent period. Pro forma basic and diluted net income per share was computed by dividing pro forma net income attributable to us by the number of shares of common stock attributable to us to be issued in the initial public offering described in the Registration Statement, as if such shares were issued and outstanding for the period ended March 31, 2017.

4.	CONCENTRATION OF CREDIT RISK

We maintain our cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. We have not experienced, nor do we anticipate any losses in such accounts.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

At December 31, 2015, one vendor accounted for approximately 40.29% of total purchases and 35.20% of total accounts payable.

At December 31, 2016, one vendor accounted for approximately 43.00% of total purchases and 35.76% of total accounts payable.

5.	INVENTORIES

Inventories consisted of the following:

	December 31,
	2015	2016
Raw materials	$5,935	$6,664
Work-in-process	1	2
Finished goods	2,930	2,959

Total inventories	$8,866	$9,625

6.	PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation consisted of the following:

	December 31,
	2015	2016
Computer and related equipment	$1,122	$1,327
Furniture and fixtures	406	474
Manufacturing tools and equipment	1,582	1,599
Autos and trucks	347	703
Leasehold improvements	211	230
Construction and product tooling in progress	21	670

Total property and equipment	3,689	5,003

Less: accumulated depreciation and amortization	(2,497)	(3,007)

Property and equipment, net	$1,192	$1,996

Depreciation and amortization expense was $445 and $514 for the years ended December 31, 2015 and 2016, respectively, and is included in general and administrative expense on the consolidated statements of income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

7.	INTANGIBLE ASSETS

Intangible assets and accumulated amortization consisted of the following:

	December 31, 2015
	Weighted Avg. Remaining Useful Life (Years)	Gross	Accumulated Amortization	Net
Intangibles:
Software	3.3	$707	$(574)	$133
Patents issued	7.5	293	(53)	240
Patents pending		273	—	273

Total		$1,273	$(627)	$646

	December 31, 2016
	Weighted Avg. Remaining Useful Life (Years)	Gross	Accumulated Amortization	Net
Intangibles:
Software	3.0	$754	$(614)	$140
Patents issued	6.7	321	(67)	254
Patents pending		302	—	302

Total		$1,377	$(681)	$696

The weighted average remaining useful life of the intangible assets was 5.1 years as of December 31, 2016. Amortization of intangible assets for the years ended December 31, 2015 and 2016 totaled $46 and $51, respectively.

Estimated amortization expense for our existing intangible assets for the next five years and thereafter is as follows:

Year Ending	Amortization
2017	$77
2018	83
2019	87
2020	76
2021	67
Thereafter	306

$696

8.	LINE OF CREDIT

As of January 1, 2015, we had available a revolving line of credit with a bank for the lesser of (a) $6,500 or (b) the sum of 80% of eligible domestic trade accounts receivable and 50% of eligible inventory, as defined. In December 2016, we amended the revolving line of credit arrangement to increase the line of credit amount available to $13,500. On each of December 29, 2017 and 2018, the line of credit maximum borrowing amount

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

will be reduced by $1,150. Under the amended terms, the revolving line of credit may be borrowed as “base rate” or “LIBOR” portions, each of which have variable interest rates based on those underlying rates. The interest rate on the line of credit was prime plus 0.75% or 4.00% as of December 31, 2015 and LIBOR plus 2.75% or 3.52% as of December 31, 2016. All borrowings are collateralized by our assets, a keyman life insurance policy, and 91.10% of our common membership interests. There was no balance outstanding under the revolving line of credit as of December 31, 2015 and 2016. Borrowings under the line of credit and notes payable with the bank are subject to certain financial covenants and restrictions on indebtedness and other related items. We were in compliance with the financial covenants as of December 31, 2016.

9.	NOTES PAYABLE

Our notes payable consisted of the following:

	December 31,
	2015	2016
Note payable to bank in monthly principal installments of $138,542 plus interest at the bank’s Prime Rate plus 1.00%, maturing February, 2019, secured by the assets and 91.10% of the common membership interest of the Company	$4,265	$—

Total note payable (including current portion)	4,265	—
Less: Current portion	(1,663)	—

Total long-term note payable	$2,602	$—

10.	DEFERRED REVENUE

Deferred revenue consisted of the following:

	December 31, 2015			December 31, 2016
	Current	Long-Term	Total	Current	Long-Term	Total
Hardware warranties	$2,643	$4,622	$7,265	$3,786	$5,818	$9,604
Software	1,090	861	1,951	1,681	2,286	3,967

Total	$3,733	$5,483	$9,216	$5,467	$8,104	$13,571

11.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	December 31,
	2015	2016
Accrued salaries benefits and bonus	$2,136	$3,290
Accrued warranty expense	280	609
Accrued installation expense	122	322
Accrued professional and consulting	28	80
Accrued income and other taxes	46	58
Accrued other expenses	28	189

Total accrued liabilities	$2,640	$4,548

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

12.	DEFINED CONTRIBUTION RETIREMENT PLAN

We have a defined contribution 401(k) retirement plan (“the Plan”) covering all eligible employees. Employees may contribute a percentage of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. We provide for discretionary matches to employee contributions. Matching contributions vest based on years of service and are 100% vested after three years of service. Employees are 100% vested in amounts attributable to salary deferrals and rollover contributions.

Our matching contributions and administrative expenses related to the Plan totaled $109 and $147, respectively, for the years ended December 31, 2015 and 2016.

13.	MEMBERS’ EQUITY AND INCENTIVE COMPENSATION

Common Membership Interests

From time to time we grant units of common membership interest options to members. As of December 31, 2015 and 2016, there were 600,000 options fully vested but not exercised, which expire in 2018. There were no grants or forfeitures of options during the years ended December 31, 2015 and 2016. During the years ended December 31, 2015 and 2016, we issued 50,000 and 0 common membership units, respectively. As of December 31, 2015 and 2016, the weighted average exercise price of common membership interest options was $1.91 and $2.03 and the weighted average remaining contractual life was 2.51 and 1.51 years for all options, respectively.

Total authorized common membership interest units as of December 31, 2015 and 2016 was 8,644,100 and 9,604,556, respectively.

The number of common membership interest units issued and outstanding by class as of December 31, 2015 and 2016 was as follows:

	2015	2016
Outstanding units, beginning of the year	7,994,100	8,044,100
Common membership interest units issued	50,000	—

Balance at the end of the year	8,044,100	8,044,100

Employee Profits Interests

The Amended and Restated Company Agreement of Enforcement Video, LLC was amended on April 28, 2016 to add an employee profits interest, another class of membership interest which is solely an interest in future profits, income, and gains of ours that may be realized upon a change in control. The employee profits interest is non-voting and has no liquidation value, capital contribution, percentage interest or capital account balance associated therewith. WGV was admitted to us as the sole holder of the employee profits interest, which amounted to 9.16% as of December 31, 2016.

Long-Term Equity Incentive Plan

Our Long-Term Equity Incentive Plan (the “Incentive Plan”), which was member-approved on April 28, 2016, permits the grant of share options to its employees for up to 960,456 common membership interest units. We believe that such awards better align the interests of our employees with those of our unit holders. All option

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

award provisions, terms, and conditions are at the full discretion of the Board of Managers, but may not be granted with an exercise price less than the fair market value of the underlying units at the date of grant. Option awards generally vest based on five years of continuous service and have 10-year contractual terms. Certain option awards provide for accelerated vesting if there is a change in control, as defined in the Incentive Plan.

We recognize the goods acquired or services received in a share-based payment transaction when we obtain the goods or as services are received, with a corresponding increase in equity. A share-based payment transaction to an employee is measured based upon the fair value of the common membership unit issued on the grant date. The fair value of each option award to an employee is estimated using an option-pricing model that takes into account, at a minimum, the following six variables:

1.	The exercise price of the option

2.	The expected term of the option, taking into account both the contractual term of the option and the effects of employees’ expected exercise and post-vesting employment termination behavior

3.	The current price of the underlying share

4.	The expected volatility of the price of the underlying share for the expected term of the option

5.	The expected dividends on the underlying share for the expected term of the option

6.	The risk-free interest rate(s) for the expected term of the option

If we are unable to estimate the expected volatility of the price of our underlying share, we will measure the award based on publicly available industry peers, which substitutes the volatility of an appropriate index for the volatility of our own share price.

No options have been issued under the plan as of and for the year ended December 31, 2016 and therefore no compensation cost has been recognized.

14.	EMPLOYEE WELFARE BENEFIT PLAN

On January 1, 2014, we established the WatchGuard Video Group Health Plan, a program that provides health and welfare benefits for all employees. We are primarily self-insured, up to certain limits. The total cost of claims incurred and administrative expenses related to the plan are charged to operating expenses. An estimate of claims incurred, not yet reported, is accrued for in accrued liabilities in the accompanying consolidated balance sheets. This accrual is based on our estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry. At December 31, 2015 and 2016, the accrued liability for unpaid claims was $167 and $327. The determination of such claims and expenses and the appropriateness of the related liability is continually reviewed and updated.

15.	RELATED-PARTY TRANSACTIONS

Effective June 1, 2012, we entered into a secured note receivable agreement with a member in the amount of $300 at an interest rate of 1.30% accruing annually with interest only payments due each year on the first of June until maturity. The note was collateralized by 500,000 common membership interest units owned by the member and was paid in full as of December 31, 2016.

16.	COMMITMENTS AND CONTINGENCIES

We are involved in various legal proceedings in the ordinary course of business. Although we cannot predict the outcome of these proceedings, legal matters are subject to inherent uncertainties and there exists the possibility

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(IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

that the ultimate resolution of these matters could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Operating Leases

We lease our office facilities under long-term, non-cancelable operating lease agreements expiring through January 2019. The agreements generally require that we pay executory costs (real estate taxes, insurance, and repairs).

The operating lease agreements contain provisions for future rent increases, rent free periods, or periods in which rent payments are reduced (abated). The total amount of rental payments due over the lease terms is being charged to rent expense on a straight-line basis over the term of the leases and we record the difference between the recognized rent expense and the amount payable under the lease as a liability, which is included in other accrued liabilities in the accompanying consolidated balance sheets.

Future annual minimum lease payments under noncancellable operating leases with initial or remaining terms of one year or more at December 31, 2016 are as follows:

Year	Operating
2017	$532
2018	503
2019	93

Total minimum lease payments	$1,128

Rent expense under operating leases for the years ended December 31, 2015 and 2016 was $661 and $683, respectively.

19.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through March 9, 2017, the date these consolidated financial statements were originally available to be issued. In connection with this Registration Statement, and the revision described in Note 3, the Company evaluated all subsequent events for potential recognition and disclosure through August 2, 2017, the date these revised financial statements were available to be issued.

On January 27, 2017, we closed on a purchase of land at a total cost of $4,500.

On January 31, 2017, we entered into an interest rate swap agreement with a bank in which we will make monthly fixed rate payments at 5.445% on a notional amount of $26,500 beginning September 1, 2018.

On June 30, 2017, 420 E. Exchange entered into a construction loan for the building of our new company headquarters. Upon completion, the construction loan converts to a $24,800, twenty year amortization, ten year term loan with monthly principal and interest payments of $172 at a fixed rate of 5.495%. The loan to 420 E. Exchange is guaranteed by Enforcement Video.

On June 30, 2017, we entered into a ten year building lease with 420 E. Exchange with monthly lease payments fixed at $180.

Shares

WatchGuard, Inc.

Common Stock

Prospectus

                    , 2017

Barclays

SunTrust Robinson Humphrey

Oppenheimer & Co.

Cowen

Imperial Capital

Until                    , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade our shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses payable by the registrant expected to be incurred in connection with the issuance and distribution of the common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers

Prior to the closing of this offering, we will convert from a Texas limited liability company into a Delaware corporation and change our name to WatchGuard, Inc. In connection with this conversion, we will adopt a certificate of incorporation and bylaws and be governed by the Delaware General Corporation Law, or the DGCL. Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and our bylaws will provide for the limitation of liability and indemnification of our directors and officers to the fullest extent permitted under the DGCL.

We also expect to enter into separate indemnification agreements with each of our directors, which will be in addition to our indemnification obligations under our certificate of incorporation and bylaws. These indemnification agreements may require us, among other things, to indemnify our directors against expenses and liabilities that may arise by reason of their status as directors, subject to certain exceptions. These indemnification agreements may also require us to advance any expenses incurred by our directors as a result of any proceeding against them as to which they could be indemnified and to obtain and maintain directors’ and officers’ insurance.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to our company with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Prior to the sale of shares in this offering, we will convert from a Texas limited liability company into a Delaware corporation. In connection with the conversion, all of our outstanding equity interests will convert into shares of common stock. The issuance of shares of common stock to our members in the conversion will be exempt from registration under the Securities Act by virtue of the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters will be involved in the issuance. During the past three years, we issued the following securities that were not registered under the Securities Act:

•	In July 2014, we issued 50,000 common membership units to Stephen O. Coffman.

•	In July 2015, we issued 50,000 common membership units to Stephen O. Coffman.

•	In June 2017, we issued an option to purchase 30,000 common membership units to an employee.

The sales of the above securities were deemed to be exempt from registration Rule 701 promulgated under Section 3(b) of the Securities Acts as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this

Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Allen, Texas on this day of                     , 2017.

ENFORCEMENT VIDEO, LLC

By:
Name: Robert Vanman Title: Chief Executive Officer and Chairman

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Robert Vanman, Stephen O. Coffman and David Russell Walker, and each of them, his true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                     , 2017 in the capacities indicated:

Signatures	Title

Robert Vanman	Chief Executive Officer and Chairman (Principal Executive Officer)

David Russell Walker	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Stephen O. Coffman	President and Director

David Brown	Director

Gary Embretson	Director

Dennis Pirkle	Director

Russell Sach	Director

Keith Walters	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Certificate of Formation of Enforcement Video, LLC, as currently in effect.

3.2*	Amended and Restated Company Agreement of Enforcement Video, LLC, dated as of April 25, 2014.

3.3*	First Amendment to the Amended and Restated Company Agreement of Enforcement Video, LLC, dated as of April 28, 2016.

4.1*	Form of Common Stock Certificate.

5.1*	Opinion of Haynes and Boone, LLP.

10.1†*	Enforcement Video, LLC EBITDA Bonus Plan.

10.2†*	Enforcement Video, LLC Senior Management Performance Bonus Plan.

10.3†*	Enforcement Video, LLC Company-Wide Profit-Sharing Plan.

10.4†*	WatchGuard, Inc. 2017 Long-Term Incentive Plan.

10.5†*	Form of Option Agreement.

10.6†*	Employment Agreement, dated as of , by and between Enforcement Video, LLC and Robert Vanman.

10.7†*	Employment Agreement, dated as of , by and between Enforcement Video, LLC and Stephen O. Coffman.

10.8†*	Employment Agreement, dated as of , by and between Enforcement Video, LLC and David Russell Walker.

10.9*	Second Amended and Restated Credit Agreement, dated as of , by and among Enforcement Video, LLC, Texas Capital Bank, National Association, and the lenders parties thereto.

10.10*	Pledge Agreement, dated as of February 21, 2013, by and among Texas Capital Bank, National Association and the grantor parties thereto.

10.11*	Revolving Credit Note, dated as of December 29, 2016, by and between Enforcement Video, LLC and Texas Capital Bank, National Association.

10.12*	Restated Intellectual Property Security Agreement, dated as of December 29, 2016, by and between Enforcement Video, LLC and Texas Capital Bank, National Association.

10.13*	Restated Security Agreement, dated as of December 29, 2016, by and between Enforcement Video, LLC and Texas Capital Bank, National Association.

10.14*	Credit Agreement, dated as of June 30, 2017, by and among 420 E Exchange Parkway, LLC, Texas Capital Bank, National Association, and the lenders parties thereto.

10.15*	Note, dated as of June 30, 2017, by and between 420 E Exchange Parkway, LLC and Origin Bank.

10.16*	Note, dated as of June 30, 2017, by and between 420 E Exchange Parkway, LLC and Texas Capital Bank, National Association.

10.17*	Guaranty Agreement, dated as of June 30, 2017, by Enforcement Video, LLC for the benefit of Texas Capital Bank, National Association.

16.1*	Letter from PriceKubecka, PLLC, independent registered public accounting firm.

21.1*	List of subsidiaries.

23.1*	Consent of Grant Thornton LLP.

23.2*	Consent of Haynes and Boone, LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (contained in the signature page to this registration statement).

†	Compensatory plan or agreement.
*	To be filed by amendment.